UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F/A
(AMENDMENT NO. 1)

(Mark One)

☑	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-27572
LUMENIS LTD.
(Exact name of Registrant as specified in its charter)

LUMENIS LTD.
(Translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

P.O. Box 240, Yokneam 20692, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
None
Securities registered or to be registered pursuant to Section 12(g) of the Act.

Ordinary Shares, Par Value NIS 0.1
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report was: 154,021,122 Ordinary Shares, NIS 0.1 par value, including 35,527 treasury shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐     No ☑

If this report is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Not Applicable  Yes ☐     No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☐     No ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐          Accelerated filer ☐            Non-accelerated filer ☑

Indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐  Item 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Not Applicable  Yes ☐     No ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Not Applicable  Yes ☐     No ☐

i

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement includes certain statements that are intended to be, and are hereby identified as, “forward-looking statements” for the purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events.

Forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe” or other similar words, but are not the only way these statements are identified. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other “forward-looking” information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this registration statement. These statements may be found in Item 4 “Information on the Company” and Item 5 “Operating and Financial Review and Prospects” and in this registration statement generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Risk Factors” and elsewhere in this registration statement.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this registration statement might not occur.

DEFINITIONS

In this registration statement, unless the context otherwise requires:

•	references to “Lumenis,” the “Company,” “us,” “we” and “our” refer to Lumenis Ltd. (the “Registrant”), an Israeli company, and its consolidated subsidiaries;

•	references to “ordinary shares,” “our shares” and similar expressions refer to the Registrant’s Ordinary Shares, NIS 0.1 nominal (par) value per share;

•	references to “dollars,” “U.S. dollar” and “$” are to United States Dollars;

•	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

•	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999; and

•	references to the “SEC” are to the United States Securities and Exchange Commission.

INTELLECTUAL PROPERTY

We have proprietary rights to a number of trademarks used in this registration statement which are important to our business, including those set forth below. We have omitted the “®” and “tm” trademark designations for such trademarks in this registration statement. Nevertheless, all rights to such trademarks named in this registration statement are reserved.

AccuVet®
Active-FXtm
AcuBladetm
Acculitetm
AcuSpottm
AestiLight®
Aestilissetm
Allegretto Wave Eye-Qtm(1)
ALLEGRETTO WAVEtm(2)
Allegro Analyzertm(3)
Alumatm
AquaLitetm
Auratm
AutoCompacttm
BClear®
C02 Litetm
CaseSavertm
ChillTiptm
Clear100tm(4)
ClearLight®(5)
ClearSpottm
ColpoSladtm
CoolScantm
DiskeTometm
DLighttm SR
DuoTometm SideLitetm
DuraLitetm
Eloratm
Encoretm
EndoOcular®
EpiLight®
EpiTouchtm
FACEStm
FiberLase®
Fractional-FXtm
GyneLase®
HoLAPtm
HoLEPtm
InfraTome®
Innova®(6)
IPL®
IPL® Quantumtm
IPL® Quantumtm DL
IPL® Quantumtm SR
LaserLinktm
LightNewstm
LightSheer®
Lumenis Onetm
Lumenis®
Maximum-FXtm
MicroSladtm
Multi-Spottm Nd:YAG
NovaPulse®
Novus 2000®
Novus®
Novus® Omnitm
Novus® Spectratm
Novus® TTx
Novus® Variatm
Novus® Verditm
Novus® 3000
Opaltm
OPTtm
OptiPulse®
Opus Whitetm
Opus20tm
Opus10tm
Opus5tm
OpusDenttm
OpusDuotm
OpusTipstm
OtoLAM®
OtoScantm
PhotoDerm®
PhotoDerm® VL
PowerChecktm
PowerEasetm
RClase®
ReLume®
Selecta® Duettm
Selecta® Duo
Selecta® Trio
Selecta® II
Selecta® 7000
Sharplan®
Sharplan® Silktouchtm Scanner
Sharplan® 1020 C02 Laser
SilkLight®
SkinScapetm
SlimLinetm 1000
SlimLinetm 200
SlimLinetm 365
SlimLinetm 550
SlimLine EZtm 200
SlimLine EZtm 365
SlimLine EZtm 550
SmartLinktm
SuperPulsetm
SureSpottm
SurgiLase®
SurgiTometm
SurgiTouchtm
Symphony of Lighttm
Ultima® 2000
Ultima® 2000 SE
UItraFine®
UItraPulse®
UItraPulse® Encoretm
UItraPulse® SurgiTouchtm
UItraScantm
VariClosetm
VascuLight®
VersaCuttm
VersaLighttm
VersaLinktm
VersaPulse®
VersaPulse® Encoretm
VersaPulse® PowerSuitetm
VersaPulse® C
VersaTiptm
VisuDyne®7(7)

(1)	This mark is used by Lumenis under license from WaveLight Laser Technologie AG.

(2)	This mark is used by Lumenis under license from WaveLight Laser Technologie AG.

(3)	This mark is used by Lumenis under license from WaveLight Laser Technologie AG.

(4)	This mark is used by Lumenis under license from WaveLight Laser Technologie AG.

(5)	This mark is used by Lumenis under license from WaveLight Laser Technologie AG.

(6)	A registered trademark of Coherent, Inc.

(7)	A registered trademark of Novartis AG.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

The following table lists our current directors and senior management and their business addresses as of the filing date of this registration statement:

Name	Position	Business Address

Dov Ofer	Chief Executive Officer	P.O. Box 240 Yokneam 20692, Israel
Zivi Nedivi	Senior Vice President and Chief Operating Officer	P.O. Box 240 Yokneam 20692, Israel
Lauri Hanover	Senior Vice President and Chief Financial Officer	P.O. Box 240 Yokneam 20692, Israel
Amnon Harari	Vice President for Research and Development	P.O. Box 240 Yokneam 20692, Israel
Daphna Kedmi	Vice President, General Counsel and Corporate Secretary	P.O. Box 240 Yokneam 20692, Israel
Ruth Shaked	Vice President of Human Resources	P.O. Box 240 Yokneam 20692, Israel
Igor Gradov	Vice President and Chief Technology Officer	5302 Betsy Ross Drive Santa Clara, CA 95054 USA
Eran Tamir	Vice President for Operations	P.O. Box 240 Yokneam 20692, Israel
Shlomo Alkalay	Vice President for Global Services	P.O. Box 240 Yokneam 20692, Israel
Robert Mann	Vice President for Sales and Services, Americas	5302 Betsy Ross Drive Santa Clara, CA 95054 USA
Zhai Qiying	Vice President for Sales and Services, China and Asia Pacific	Unit 1018, Bright China ChangAn Building No. 7 Jianguomen Nei Ave. Beijing 100005 China
Norio Murata	Vice President for Sales and Services, Japan	No. 31 Kowa Bldg. 3-19-1, Shirokanedai Minato-ku, Tokyo 108-0071 Japan
Lloyd Diamond	Surgical Strategic Business Unit Executive	5302 Betsy Ross Drive Santa Clara, CA 95054 USA
Jake Vander Zaden	Ophthalmic Strategic Business Unit Executive	5302 Betsy Ross Drive Santa Clara, CA 95054 USA
Harel Beit-On	Chairman of the Board	Delta House 16 Abba Eben Avenue Herzelia 46725, Israel
Yoav Doppelt	Director	Ramat Aviv Tower 40 Einstein Street, 6th Floor Tel Aviv 69102, Israel
Talia Livni	Director	93 Arlozorov Street Tel Aviv 62098, Israel
Prof. Yitzhak Peterburg	Director	92 Jordan River Tel Hashahar 76805, Israel
Eugene Davis	Director	5 Canoe Brook Drive Livingston, NJ 07039, USA

B.	Advisers

Our legal counsel in the United States is Greenberg Traurig LLP at 1221 Brickell Avenue, Miami, Florida 33131, and our legal counsel in Israel is Meitar Liquornik Geva & Leshem Brandwein, Law Offices, at 16 Abba Hillel Road, Ramat Gan 52506 Israel.

C.	Auditors

The consolidated financial statements of Lumenis Ltd. included in this registration statement as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006, have been included in this registration statement in reliance upon the report of BDO-Ziv Haft, a BDO member firm, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.  KEY INFORMATION

A.  Selected Financial Data

The selected financial data set forth in the following table are derived from our consolidated financial statements and cover each of the years in the four-year period ended December 31, 2006. The selected consolidated financial data set forth below should be read in conjunction with Item 5 of this registration statement entitled “Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included in this registration statement.

We have not included selected financial data for the fiscal year ended December 31, 2002. An independent investigation conducted on behalf of our audit committee has concluded that our revenue recognition was inappropriate with respect to certain transactions during the fiscal years ended December 31, 2002 and December 31, 2003. Our audited consolidated financial statements for the fiscal year ended December 31, 2002 have not been restated and we have concluded, and advised appropriate authorities in Israel, our host country, that such information cannot be provided, or cannot be provided on a restated basis, without unreasonable effort or expense. In addition, our consolidated financial statements for the fiscal year ended December 31, 2003 as well as any financial results related to fiscal years 2004 and 2005 previously made public prior to this registration statement have not been audited. The selected financial data set forth below for the fiscal year ended December 31, 2003 is not derived from audited financial statements. The selected financial data set forth below for the three fiscal years ended December 31, 2006 are derived from our consolidated financial data included elsewhere herein.

Over the past three years, we have reviewed and, where deemed by management to be appropriate, updated our financial policies and procedures. Together with our outside consultants, we have performed an extensive review of our financial books and records to ensure that they conform to such policies adopted by management. In the course of such review, a number of transactions were noted in which adoption of our current policies should have resulted in changes to our financial results in years prior to 2003 for which audited financial statements have previously been issued and filed. We have made necessary adjustments to our financial results for the year ended December 31, 2003, which have not been audited, to ensure consistent application of such updated financial policies and procedures. These adjusted results are included in the following table of selected financial results.

	Consolidated Statements of Operations Data
	For the Year Ended December 31,
	2006	2005	2004	2003
	(In thousands, except for per share data)

Net revenues	$264,378	$285,438	$263,838	$319,560
Operating income (loss)	(25,891)	11,721	(6,904)	(86,636)

	Consolidated Statements of Operations Data
	For the Year Ended December 31,
	2006	2005	2004	2003
	(In thousands, except for per share data)

Net loss	(50,318)	(11,231)	(24,680)	(120,691)
Net loss per share	(1.10)	(0.30)	(0.67)	(3.24)

	Consolidated Balance Sheet Data
	As of December 31:
	2006	2005	2004	2003
	(In thousands)

Total assets (as of December 31)	$273,757	$221,352	$242,842	$254,655
Net assets (Capital deficiency) (as of December 31)	1,944	(72,081)	(58,884)	(50,287)
Number of shares as adjusted to reflect changes in capital (in thousands)	154,021	37,340	37,339	36,951

B.	Capitalization and Indebtedness

The following table sets forth our capitalization and indebtedness as of December 31, 2006 and February 28, 2007. You should read this table in conjunction with Item 5 of this registration statement entitled “Operating and Financial Review and Prospects” and our consolidated financial statements and the notes to those financial statements included elsewhere in this registration statement.

	As of December 31,		As of
	2006	2005	February 28, 2007
	(In thousands)

Outstanding borrowings on revolving credit facility		$29,942
Term loan outstanding		160,667
Future principal and interest payments under restructured loan agreement	$154,394	—	$154,394

subtotal	154,394	190,609	154,394
Capitalized bank fees, including options granted	—	(22,306)	—

Total outstanding bank loans	$154,394	$168,303	$154,394
Ordinary Shares Outstanding	154,021	37,340	154,021
Total shareholders’ equity (capital deficiency)	1,944	(72,081)	*

*	Not available as we have not yet finalized our results for this period.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable

D.	Risk Factors

The following summarizes certain risks that may materially affect our business, financial condition or results of operations.

We have consented to the entry of a permanent civil injunction against future violations of the antifraud, reporting, books and records and internal control provisions of the federal securities laws and related SEC rules.

In February 2002, we received a request from the SEC to voluntarily provide certain documents and information for periods commencing January 1, 1998. The request primarily related to our relationships with distributors, and also asked for amplification of our explanation of certain previously disclosed charges and write-

downs. In May 2002, the SEC issued a formal order of investigation with respect to these matters, including as to whether, in connection therewith, we, in prior periods, may have overstated revenues and related income and failed to maintain proper books and records and a proper system of internal controls. On February 18, 2004, the law firm of Debevoise & Plimpton LLP rendered a report on behalf of our audit committee that concluded that our revenue recognition was inappropriate with respect to certain transactions during the fiscal years ended December 31, 2001, December 31, 2002 and December 31, 2003. On April 26, 2006, the SEC brought a civil proceeding against us, Sagi Genger, our former Chief Operating Officer, and Kevin Morano, our former Chief Financial Officer and Senior Vice President for Marketing and Business Development, both of whom are no longer employed by us. Mr. Genger is the son of Arie Genger, one of our former directors and former Vice Chairman of the Board. The civil proceeding sought, among other things, an injunction against us, alleging violations of the antifraud and other provisions of the U.S. federal securities laws in connection with inappropriately recognizing revenue in our 2001, 2002 and 2003 financial statements. Concurrently with filing the civil action on April 26, 2006, the SEC approved a settlement with us and Mr. Genger.

As part of that settlement, we consented, without admitting or denying the allegations, to the entry of a permanent civil injunction against future violations of the antifraud, reporting, books and records and internal control provisions of the federal securities laws and related SEC rules.

As part of that settlement, Mr. Genger consented, without admitting or denying the allegations, to the entry of (i) a permanent civil injunction against future violations of the antifraud, reporting, books and records and internal control provisions of the federal securities laws and related SEC rules, (ii) an order to pay a civil monetary penalty of $75,000 and (iii) an order prohibiting him from serving as an officer or director of a publicly traded company for five years. We did not pay Mr. Genger’s penalty or reimburse him for it.

In addition, as part of the settlement, the SEC revoked the registration of our shares registered under Section 12 of the Exchange Act. As a result of the deregistration, our shares cannot be quoted or traded in the United States on a national securities exchange or the NASDAQ Stock Market until we re-register our shares with the SEC. Upon the effectiveness of this registration statement, our ordinary shares will be registered under Section 12 of the Exchange Act and eligible once again for quotation or trading in the United States on a national securities exchange or the NASDAQ Stock Market. However, we cannot assure you that our shares will be approved for quotation or trading on any securities exchange or the NASDAQ Stock Market. We have not applied to list the shares on an exchange or on NASDAQ. As part of the settlement, we must also continue to cooperate with the SEC’s prosecution of its claims against Mr. Morano, who is contesting the allegations against him.

Under the terms of their indemnification agreements, we have agreed to indemnify Mr. Morano and Mr. Genger to the fullest extent permitted by law, including advancing expenses up to the higher of (i) $250 million or (ii) 50% of the market value of the outstanding ordinary shares prior to the occurrence of the indemnifiable event. See “Board Practices — Exculpation, Insurance and Indemnification of Directors and Officers” in Item 6 below.

We have been named in several class action securities lawsuits.

As described in “Consolidated Statements and Other Financial Information — Legal Proceedings” in Item 8 below, we and several of our former executive officers and directors are the subject of lawsuits in the United States District Courts for the Southern District of New York by or (as class actions) on behalf of purchasers of our securities during periods ranging from October 2, 2000, to May 16, 2002, generally alleging among other things that the defendants violated U.S. Federal securities laws by issuing materially false and misleading statements during the relevant period, thereby inflating the price of our securities.

We believe that we have meritorious defenses with respect to the allegations and claims in these lawsuits and purported class actions, and we intend to vigorously defend against them. However, we are unable to predict the outcome of such lawsuits or their effect (if any) on our business. In addition, we have incurred and anticipate that we will continue to incur substantial legal expenses and some diversion of senior executives’ time, in connection with the securities lawsuits. There can be no assurance that any portion of a settlement or judgment will be covered by insurance.

Risks Related to our Business

We are highly leveraged, with indebtedness that is substantial in relation to our shareholders’ equity and significant debt service that could have a material adverse effect on our continuing liquidity.

As of December 31, 2006, our total bank debt was approximately $154 million. Prior to our December 2006 debt restructuring, we had to repeatedly seek extensions of principal payment dates and bank waivers due to our inability to meet debt coverage covenants. We believe that we are in compliance with our current debt covenants under our December 2006 debt restructuring. However, our ability to remain in compliance is subject to the risk factors described below, and any failure to comply with the covenants could have a material adverse effect on our liquidity and operations. See “Operating Results” in Item 5 below. Our bank borrowings bear interest at a rate of LIBOR plus 1.5%. Our substantial debt requires us to dedicate a substantial portion of our cash flow to debt service, could impair our ability to obtain additional financing for capital expenditures or other purposes, could hinder our ability to adjust rapidly to changing market conditions and competitive pressures, and could make us more vulnerable in the event of a continued downturn in our business or further deterioration of general economic conditions. An increase in LIBOR interest rates would adversely affect us.

Although we currently believe that internally generated funds, together with available cash will be sufficient to meet our presently anticipated day-to-day operating expenses, commitments, working capital, capital expenditure and debt payment requirements, there can be no assurance in this regard. In particular, the level of internally generated funds is subject to the risk factors described below, and must be viewed in light of our recent history of substantial operating and net losses and negative cash flow from operations. If we are unsuccessful in achieving our plans, we will need to seek additional sources of financing in order to continue operations. Such financing may not be available on terms acceptable to us, or at all. If additional financing were to be in the form of equity, it could result in substantial dilution to our shareholders as did our December 2006 recapitalization. See “Operating Results” in Item 5 below.

We have a history of operating losses, and we may not achieve or maintain profitability.

We incurred net losses for each of the last five years. Our net losses were approximately $44.1 million in 2002, $120.7 million in 2003, $24.7 million in 2004, $11.2 million in 2005 and $50.3 million in 2006. We may not be able to achieve profitability on a quarterly or annual basis. If we are unable to achieve profitability, the market value of our stock is likely to decline.

Each of LM Partners L.P. and Ofer Hi-Tech Investments Ltd. holds a significant portion of our shares, and their vote may determine the outcome of any matter brought to a shareholder vote.

LM Partners L.P. currently owns approximately 45.5% of our outstanding ordinary shares (52.4% assuming exercise of all warrants granted to it) and Ofer Hi-Tech Investments Ltd. currently owns approximately 30.3% of our outstanding ordinary shares (37.8% assuming exercise of all warrants granted to it). Each acquired this equity as part of our December 2006 recapitalization. Their holdings may significantly increase upon the occurrence of certain adjustment events set forth in the terms of the December 2006 recapitalization. See “2006 Recapitalization Plan — Private Placement of Ordinary Shares and Warrants to the Investors” in Item 4A and “Ownership of Major Shareholders” in Item 7A below. Although they purchased our ordinary shares separately and have not entered into any voting agreement with respect to our shares, they are collectively able to elect a majority of the members of our board of directors and if they vote in the same manner on any matter submitted to our shareholders for approval (for example, any amendment of our articles of association and any approval of a merger), their vote would determine the result on such matter. Their voting power and the concentration of voting power could have the effect of delaying or preventing acquisition of our company on terms that other shareholders might find attractive.

We rely on our direct sales force and network of international distributors to sell our products and any failure to maintain our direct sales force and distributor relationships could harm our business.

Our ability to sell our products and generate revenue depends upon our direct sales force and relationships with independent distributors. Currently, our direct sales force consists of approximately 200 employees, and the turnover in our sales force in 2006 was 18%. We maintain relationships with 101 independent distributors internationally, selling our products into 111 countries through our four regional sales and service centers for the Americas, Europe, China/Asia Pacific and Japan. We generally sell directly in the United States, the United Kingdom, France, Italy, Germany, Japan and China. In other countries, we generally grant our distributors exclusive territories for the sale of particular products in specified countries. The amount and timing of resources dedicated by our distributors to the sales of our products is not within our control. Our sales outside of the countries in which we sell directly are entirely dependent on the efforts of these third parties. If any distributor breaches its agreement with us or fails to generate sales of our products, we may be forced to seek to replace the distributor and our ability to sell our products into that exclusive sales territory could be adversely affected.

We do not have any long-term employment contracts with the members of our direct sales force. We may be unable to replace our direct sales force personnel with individuals of equivalent technical expertise and qualifications, which may limit our revenues and our ability to maintain market share. The loss of the services of these key personnel would harm our business. Similarly, our distributorship agreements are generally terminable at will by either party, and distributors may terminate their relationships with us, which would affect our international sales and results of operations.

Our market is unpredictable and characterized by rapid technological changes and evolving standards, and, if we fail to keep up with such changes, our business and operating results will be harmed.

Our industry is characterized by extensive research and development, rapid technological change, frequent innovations and new product introductions, changes in customer requirements and evolving industry standards. Demand for our products could be significantly diminished by new technologies or products that replace them or render them obsolete, which would have a material adverse effect on our business, results of operations and financial condition.

Our future success depends on our ability to develop and successfully introduce new and enhanced products that meet the needs of our customers.

Our future success depends on our ability to anticipate our customers’ needs and develop products that address those needs. This will require us to design, develop, manufacture, assemble, test market and support new products and enhancements on a timely and cost-effective basis. We cannot assure that we will successfully identify new product opportunities and develop and bring new products to market in a timely and cost-effective manner. Our failure to do so could lead to a reduction in net sales and our business may be harmed.

The market for laser light and radio frequency-based systems for aesthetic and medical applications is relatively new and our business will suffer if we fail to educate customers or if the market does not develop as we expect.

In many cases our products seek to replace traditional aesthetic and medical procedures, such as incisions for medical procedures, electrolysis for hair removal and drilling for dental treatments. We cannot be certain that a broad-based market for our products will emerge among service providers and their patients or end-use customers. Both these groups may opt to continue with traditional procedures with which they are familiar rather than investing in high technology alternatives that do not have decades long safety and performance track records. We may not be successful in our effort to educate potential end-user customers about the benefits of IPL laser and radio frequency-based systems. If our anticipated markets do not develop or develop more slowly than expected, our business, results of operations and financial condition will be adversely affected.

The markets in which we sell our products are intensely competitive and increased competition could continue to cause reduced sales levels, reduced gross margins or the loss of market share.

Competition in our markets is intense, and we expect it to increase. In addition, we compete in markets subject to rapid technological innovation and change. Competition arises from other light-based products as well as alternate technologies. Competitors range in size from small single product companies to large multifaceted corporations, which may have greater financial, technical, marketing and other resources than those available to us. Some of these competitors may be able to devote greater resources than we can to the development, promotion, sale and support of their products. Our major competitors are: in the aesthetic market, Alma Lasers, Aesthera Corp., Candela Corporation, Cutera Inc., Cynosure, Inc., Danish Dermatological Development A/S, Laserscope, Inc., Palomar Medical Technologies, Inc., Reliant Technologies Inc., Syneron Medical Ltd., Iridex Corporation, Thermage Inc. and Altus Medical Inc.; in the surgical market, Diomed Inc., Dornier MedTech, Laserscope, Lisa Laser Products and Biolitec AG; in the ophthalmic market, Carl Zeiss Meditech AG, Nidek Technologies Inc., Iridex Corporation and Optimedica; and in the dental market, Biolase Technology, Inc. and Hoya Con-Bio.

Any business combinations or mergers among our competitors, forming larger competitors with greater resources, or the acquisition of a competitor by a major medical or technology corporation seeking to enter this business, could result in increased competition and have a material adverse effect on our business, results of operations and financial condition.

We must spend heavily on research and development.

We have incurred substantial research and development expenditures in the past, and plan to continue to do so in the future. Over the last three fiscal years, our research and development expenses have been in the range of 6% of net revenues. We cannot assure that our expenditures for research and development will result in the introduction of new products or, if such products are introduced, that those products will achieve market acceptance. Our failure to address rapid technological changes in our markets could adversely affect our business and results of operations.

We depend on collaborative relationships to develop, introduce and market new products, product enhancements and new applications.

We depend on both clinical and commercial collaborative relationships. We have entered into collaborative relationships with academic medical centers and physicians in connection with the research and innovation and clinical testing of our products. The failure to obtain any additional future clinical or commercial collaborations, or the failure of any such arrangements or of any current or future clinical or commercial collaboration relationships could have a material adverse effect on our ability to introduce new products or applications and therefore could have a material adverse effect on our business, results of operations and financial condition.

Our products are subject to U.S., E.U. and international medical regulations and controls, compliance with which impose substantial financial costs on us and which can prevent or delay the introduction of new products.

Our ability to sell our products is subject to various federal, state and international rules and regulations. In the United States, we are subject to inspection and market surveillance by the FDA, to determine compliance with regulatory requirements. The regulatory process is costly, lengthy and uncertain. Unless an exemption applies, each device that we wish to market in the United States must receive prior review by the FDA before it can be marketed. Certain products qualify for a Section 510(k) procedure under which the manufacturer provides the FDA with pre-market notification of its intention to commence marketing the product. The manufacturer must, among other things, establish that the product to be marketed is “substantially equivalent” to a previously marketed product. In some cases, the manufacturer may be required to include clinical data gathered under an investigational device exemption, or IDE, granted by the FDA allowing human clinical studies. The FDA’s 510(k) clearance process usually takes from four to twelve months, but it can take longer. If the product does not qualify for the 510(k) procedure, the manufacturer must file a pre-market approval application, or PMA, based on testing intended to demonstrate that the product is both safe and effective. The PMA requires more extensive clinical testing than the 510(k) procedure and generally involves a significantly longer FDA review process.

Approval of a PMA allowing commercial sale of a product requires pre-clinical laboratory and animal tests and human clinical studies conducted under an IDE establishing safety and effectiveness. For products subject to pre-market approval, the regulatory process generally takes from one to three years or more and involves substantially greater risks and commitment of resources than the 510(k) clearance process. We may not be able to obtain necessary regulatory approvals or clearances on a timely basis, if at all, for any of our products under development and delays in receipt of or failure to receive such approvals or clearances could have a material adverse effect on our business.

Following clearance or approval, marketed products are subject to continuing regulation. We are required to adhere to the FDA’s Quality System Regulation, or QSR, and similar regulations in other countries, which include design, testing, quality control and documentation requirements. Ongoing compliance with QSR, labeling and other applicable regulatory requirements is monitored through periodic inspections and market surveillance by the FDA and by comparable agencies in other countries.

Our failure to comply with applicable requirements could lead to an enforcement action, which could have an adverse effect on our business. The FDA can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as:

•	Fines, injunctions and civil penalties;

•	Recall or seizure of our products;

•	Requiring us to repair, replace or refund the cost of our products;

•	The issuance of public notices or warnings;

•	Operating restrictions, partial suspension or total shutdown of production;

•	Refusal of our requests for 510(k) clearance pre-market approval of new products;

•	Withdrawal of 510(k) clearance or pre-market approvals already granted; and

•	Criminal prosecution.

Similarly, the European Union, or E.U., determined in 1998 that the marketing or selling of any medical product or device within the European Union necessitates a CE Mark. We are now required to comply with the European Medical Device Directive’s criteria and obtain the CE Mark prior to the sale of our medical products in any E.U. Member State. The European Medical Device Directive sets out specific requirements for each stage in the development of a medical product, from design to final inspection. Our products are subject to additional similar regulations in most of the international markets in which we sell our products.

Changes to existing U.S., E.U. and international rules and regulations could adversely affect our ability to sell our current line of products in the United States, the European Union and internationally, increase our costs and materially adversely affect our results of operations.

We face manufacturing risks.

The manufacture of our lasers and the related delivery devices is a highly complex and precise process. We assemble critical subassemblies and most of our final products at our facilities in Salt Lake City, Utah and Yokneam, Israel. We may experience manufacturing difficulties, quality control issues or assembly constraints, particularly with regard to new products that we may introduce. We may not be able to manufacture sufficient quantities of our products, which may require that we qualify other manufacturers for our products. Furthermore, we may experience delays, disruptions, capacity constraints or quality control problems in our manufacturing operations and, as a result, product shipments to our customers could be delayed, which would negatively affect our results of operations.

We depend on our facilities in Israel and on our international sales. Many of our customers’ operations are also located outside the U.S.

Our principal executive offices and one of our two principal manufacturing facilities are located in Israel. Moreover, many of our customers’ operations are located outside the U.S. Our net sales are derived primarily from international sales through our international sales subsidiaries and exports to foreign distributors and resellers. In 2006, of our total net sales, approximately 48% were from the Americas, approximately 23% were from Europe, approximately 15% were from the China/Asia Pacific region and approximately 14% were from Japan. Of the sales to Europe, only approximately 2% were from Israel. We anticipate that international sales will continue to account for the majority of our revenues in the foreseeable future.

Our international operations and sales are subject to a number of risks, including:

•	Longer accounts receivable collection periods;

•	The impact of recessions on economies worldwide;

•	Reduced protection for intellectual property in certain jurisdictions;

•	Political and economic instability;

•	Regulatory limitations imposed by foreign governments;

•	Political risks;

•	Disruption or delays in shipments caused by customs brokers or government agencies;

•	Unexpected changes in regulatory requirements, tariffs, customs, duties, tax laws and other trade barriers;

•	Difficulties in staffing and managing foreign operations;

•	Preference for locally produced products; and

•	Potentially adverse tax consequences resulting from changes in tax laws.

We are also subject to the risks of fluctuating foreign exchange rates, which could materially adversely affect the sales price of our products in foreign markets as well as the costs and expenses of our international subsidiaries.

In addition to the general risks listed above, our operations in Israel are subject to certain country-specific risks described below under “Risks Relating to our Location in Israel”.

We must control our operating expenses in order to achieve profitability and positive cash flow.

Our ability to sustain and improve profit margins and generate positive cash flow is largely dependent on our ability to maintain efficient and cost-effective operations. In 2002, we faced several operating and cash flow issues arising from the inadequate integration of systems and processes following the acquisition of Coherent Medical Group. In 2003 and 2004, we implemented an operational restructuring plan that included, among other things, establishing a separate geographical sales and service region in Japan, outsourcing our production activities at our Pleasanton, California facility, transferring the other operations at our Pleasanton, California and Norwood, Massachusetts facilities to our Santa Clara, California facility and reducing the number of our senior management by 25%. In addition, in the first quarter of 2007, we began to implement another plan designed to streamline our operations and reduce costs. There can be no assurance that we will be successful in our efforts to improve profit margins and cash flow from operations.

If we fail to manage growth effectively, our business could be disrupted which could harm our operating results.

We have experienced and may continue to experience growth in our business. We have made and expect to continue to make significant investments to enable our future growth through, among other things, new product innovation and clinical trials for new applications and products. We must also be prepared to expand our work force and to train, motivate and manage additional employees as the need for additional personnel arises. Our personnel, systems, procedures and controls may not be adequate to support our future operations. Any failure to manage future growth effectively could have a material adverse effect on our business, results of operations and financial condition.

If we fail to successfully implement our enterprise integration project, our business could be harmed.

To manage the potential growth of our operations and increase in the number of our personnel, we will need to invest the necessary capital to improve our operational, financial and management controls and our reporting systems and procedures and to make our financial reporting process more efficient. We are currently undertaking the implementation of global enterprise resource planning software system for our finance and inventory management systems. With respect to the implementation of the project, we currently believe we will incur approximately $3.5 million in capitalized expenditures and approximately $2.0 million in costs which are expensed as incurred. We may encounter delays or difficulties in converting to the new system, including loss of data and decreases in productivity as our personnel become familiar with new systems. We are implementing the finance and logistics modules concurrently for all of our operations globally and expect to complete this phase in 2007. Next, we intend to implement the manufacturing and service modules and expect to complete this last phase in 2008. Because of the sequential implementation, our systems will likely be experiencing a transition at least through the end of 2008. If we fail to successfully implement the project, or should we experience material delays in implementation, our ability to grow our business could be adversely affected. Estimating the expenditures related to an enterprise integration project is very complex and subject to variables that can significantly increase expected costs. Should the actual costs of the project exceed our estimates, our liquidity and capital position could be adversely affected.

Our auditing firm has found material weaknesses in our system of internal controls, policies, and procedures, which could adversely affect our ability to record, process, summarize and report certain financial data.

In connection with its audit of our financial statements included in this registration statement, our independent auditors, BDO-Ziv Haft, a BDO member firm, considered our internal control over financial reporting as a basis for designing its auditing procedures for the purpose of expressing its opinion on our financial statements. BDO did not consider our internal control over financial reporting for the purpose of expressing an opinion on the effectiveness of our internal controls. In April 2007, BDO informed our management and audit committee of material weaknesses in our system of internal controls, policies and procedures, including the adequacy of controls over certain financial processes, and sufficiency of financial personnel. Specifically, BDO reported material weaknesses in:

•	our controls over intercompany shipments between warehouses;

•	our reconciliation of intercompany balances;

•	our lack of sufficient internal resources in the accounting department; and

•	our lack of adequate accounting systems.

We are addressing these items by implementing a global enterprise resource planning software system for our finance and inventory management systems. In connection with the implementation of the project, we currently believe that we will incur approximately $3.5 million in capitalized expenditures and approximately $2.0 million in costs which are expensed as incurred. See “If we fail to successfully implement our enterprise integration project, our business could be harmed” above.

If we are not successful in remedying these deficiencies, then there is more than a remote likelihood that our quarterly or annual financial statements could be materially misstated, which could require a restatement and cause investors to lose confidence in our reported financial information. This could lead to a decrease in the market price of our ordinary shares if a secondary market develops. In addition, if we fail to implement an effective system of internal controls, we may not be able to accurately report our future financial results and our management may not be able to provide its report on the effectiveness of our internal controls as required by the Sarbanes-Oxley Act. We cannot assure you that we will not in the future identify additional material weaknesses or significant deficiencies in our internal control over financial reporting that we have not discovered to date.

Any acquisitions that we make could harm or disrupt our business without bringing the anticipated synergies.

We have in the past made acquisitions of other businesses, and we continue to evaluate potential strategic acquisitions. In the event of any future acquisitions, we could: issue ordinary shares that would dilute our current shareholders’ percentage ownership; pay cash; incur debt; assume liabilities; or incur expenses related to in-process research and development, and amortization of intangible assets.

These purchases also involve numerous risks, including:

•	Problems combining the acquired operations, technologies or products;

•	Unanticipated costs or liabilities;

•	Adverse effects on existing business relationships with distributors, suppliers and customers;

•	Diversion of management’s attention from our core businesses; and

•	Potential loss of key employees, particularly those of the purchased organizations.

Any such acquisitions in the future could strain our managerial, operational and financial resources, as well as our financial and management controls, reporting systems and procedures. In order to integrate acquired businesses, we must continue to improve operating and financial systems and controls. If we fail to successfully implement these systems and controls in a timely and cost-effective manner, our business and financial performance could be materially adversely affected.

We depend on skilled personnel to operate our business effectively in a rapidly changing market, and if we are unable to retain existing or hire additional personnel, our ability to develop and sell our products could be harmed.

Our success depends to a significant extent upon the continued service of our key senior management, sales and technical personnel, any of whom could be difficult to replace. Competition for qualified employees is intense, and our business could be adversely affected by the loss of the services of any of its existing key personnel. We cannot assure that we will continue to be successful in hiring and retaining properly trained personnel. Our inability to attract, retain, motivate and train qualified new personnel could have a material adverse effect on our business.

We may experience a decline in selling prices of our products as competition increases, which could adversely affect our operating results.

We have in the past experienced decreases in the average selling prices of some of our products. As competing products become more widely available, the average selling price of our products may decrease. Trends toward managed care, health care cost containment and other changes in government and private sector initiatives in the United States and other countries in which we do business are placing increased emphasis on the delivery of more cost-effective medical therapies which could also adversely affect prices of our products. If we are unable to offset the anticipated decrease in our average selling prices by increasing our sales volumes, our net sales will decline. In addition, to maintain our gross margins, we must continue to reduce the cost of manufacturing our products. Further, as average selling prices of our current products decline, we must develop and introduce new products and product enhancements with higher margins. If we cannot maintain our net sales and gross margins, our operating results could be seriously harmed, particularly if the average selling prices of our products decrease significantly.

We may not be able to protect our proprietary technology, which could adversely affect our competitive advantage.

We rely on a combination of patent, copyright, trademark and trade secret laws, non-disclosure and confidentiality agreements and other restrictions on disclosure to protect our intellectual property rights. We have obtained and now hold approximately 250 patents worldwide and have applied for approximately 60 additional patents worldwide. Our patent applications may not be approved, and any patents that may be issued may not be adequate to protect our intellectual property. Additionally, any issued patents may be challenged by third parties and patents that we hold may be found by a judicial authority to be invalid or unenforceable. Other parties may independently develop similar or competing technology or design around any patents that may be issued to or held by us. We cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries in which laws may not protect our proprietary rights as fully as in the United States. Moreover, if we lose any key personnel, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by those former employees.

We are subject to litigation regarding intellectual property rights, which could seriously harm our business.

The laser and light-based systems industry is characterized by a very large number of patents, some of which may be of questionable scope, validity or enforceability, and some of which appear to overlap with other issued patents. As a result, there is a significant amount of uncertainty in the industry regarding patent protection and infringement. In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. We currently are, and in the future may continue to be, a party to claims and litigation as a result of alleged infringement by third parties of our intellectual property, and alleged infringement by us of third party intellectual property. These claims and any resulting lawsuits, if resolved adversely to us, could subject us to significant liability for damages or invalidate or render unenforceable our intellectual property. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. In addition, because patent applications can take many years to issue, there may be applications now pending of which we are unaware, which may later result in issued patents which our products may infringe. If any of our products infringes a valid and enforceable patent, or if we wish to avoid potential intellectual property litigation on its alleged infringement, we could be prevented from selling that product unless we can obtain a license, which may be unavailable. Alternatively, we could be forced to pay substantial royalties, or redesign a product to avoid infringement. We also may not be successful in any attempt to redesign our product to avoid any alleged infringement.

We vigorously seek to protect our intellectual property rights. We have in the past initiated and may in the future initiate, claims or litigation against third parties for infringement of our intellectual property to protect our rights or to determine the scope and validity of our intellectual property or the intellectual property of competitors. These claims could result in costly litigation and the diversion of our technical and management personnel and the final outcome may not be favorable to us. If we take any of these actions, our business may be seriously harmed.

The long initial sales cycles for our products may cause us to incur significant expenses without offsetting revenues.

Customers typically expend significant effort in evaluating, testing and qualifying our products before making a decision to purchase them, resulting in a lengthy initial sales cycle. While our customers are evaluating our products, we may incur substantial sales and marketing and research and development expenses to customize our products to customer needs. We may also expend significant management efforts, increase manufacturing capacity and order long-lead-time components or materials. Even after this evaluation process, a potential customer may not purchase our products. As a result, these long initial sales cycles may cause us to incur significant expenses without ever receiving revenue to offset those expenses.

If we fail to accurately forecast component and material requirements for our products, we could incur additional costs and significant delays in shipments, which could result in loss of customers.

We must accurately predict both the demand for our products and the lead times required to obtain the necessary components and materials. Lead times for components and materials that we order vary significantly and depend on factors, including the specific supplier requirements, the size of the order, contract terms and current market demand for components. Due to the sophisticated nature of the components, some of our suppliers may need six months or more lead time. If we overestimate our component and material requirements, we may have excess inventory, which would increase our costs, impair our available liquidity and have a material adverse effect on our business, operating results and financial condition. If we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt and delay delivery of our products to our customers. Any of these occurrences would negatively impact our net sales, business and operating results and could have a material adverse effect on our business, operating results and financial condition.

Our dependence on sole source suppliers exposes us to possible supply interruptions that could delay or prevent the manufacture of our systems.

Certain critical components used in our products are purchased from single sources. An interruption of these or other supplies could have a material adverse effect on our ability to manufacture some of our systems.

Some of our customers’ willingness to purchase our products depends on their ability to obtain reimbursement for medical procedures using our products, and our revenues could suffer from changes in third-party coverage and reimbursement policies.

Our medical segment customers include doctors, clinics, hospitals and other health care providers whose willingness and ability to purchase our products depends in part upon their ability to obtain reimbursement for medical procedures using our products from third-party payers, including private insurance companies, and in the U.S. from health maintenance organizations, and federal, state and local government programs, including Medicare and Medicaid. Third-party payers are increasingly scrutinizing health care costs submitted for reimbursement and may deny coverage and reimbursement for the medical procedures made possible by our products. Failure by our customers to obtain adequate reimbursement from third-party payers for medical procedures that use our products or changes in third-party coverage and reimbursement policies could have a material adverse effect on our sales, results of operations and financial condition.

Some of our laser and intense pulsed light (IPL) systems are complex in design and may contain defects that are not detected until deployed by our customers and could lead to product liability claims.

Laser and pulsed light systems are inherently complex in design and require ongoing regular maintenance. The technical complexity of our products, changes in our or our suppliers’ manufacturing processes, the inadvertent use of defective or contaminated materials by us or our suppliers and other factors could restrict our ability to achieve acceptable product reliability.

If we are unable to prevent or fix defects or other problems, we could experience, among other things:

•	Legal actions by customers, patients and other third parties, which could result in substantial judgments or settlement costs to us;

•	Loss of customers;

•	Failure to attract new customers or achieve market acceptance;

•	Increased costs of product returns and warranty expenses;

•	Damage to our reputation; and

•	Diversion of development, engineering and management resources.

In addition, some of our products are combined with products from other vendors, which may contain defects. As a result, should problems occur, it may be difficult to identify the source of the problem. There are also risks of physical injury to the patient when treated with one of our products, even if the product is not defective.

The coverage limits of our product liability insurance policies may not be adequate to cover future claims. A successful claim brought against us in excess of, or outside of, our insurance coverage could have a material adverse effect on our business, operating results and financial condition.

We may be required to implement a costly product recall.

In 2006, Boston Scientific Corp. required us to implement a recall of fibers used in the delivery of laser light for one of our surgical laser systems that Boston Scientific Corp. distributes for us. This recall resulted in the reversal of approximately $1.7 million of net sales.

In the event that other products that we manufacture or sell prove to be defective, we may voluntarily recall them, the FDA could require us to redesign them or implement a recall, or a manufacturer or distributor of one of the products that we distribute or manufacture could require us to implement a recall. Though it is not possible to quantify the economic impact of any future recall, it could have a material adverse effect on our business, operating results and financial condition.

We use laboratory and manufacturing materials that could be considered hazardous; and we could be liable for any damage or liability resulting from accidental environmental contamination or injury. Some of the gases used in our excimer lasers are highly toxic. In addition, our operations involve the use of laboratory and manufacturing materials that could be considered hazardous. The risk of accidental environmental contamination or injury from such materials cannot be entirely eliminated. In the event of an accident involving such materials, we could be liable for any damage and such liability could exceed the amount of our liability insurance coverage and the resources of our business, and have a material adverse effect on us.

We typically assume warranty obligations in connection with the sales of our products, which could cause a significant drain on our resources if our products perform poorly.

We have a direct field service organization that provides service for our products. We generally provide a 12-month warranty on our laser systems; however, in some instances, we provide a more extended warranty on systems sold to end-users. After the warranty period, maintenance and support is provided on a service contract basis or on an individual call basis. Our warranties and premium service contracts provide for unlimited guarantee on our systems. Under provisions of this guarantee, we transport products at our expense. We also provide a limited warranty for refurbished products and used medical lasers. Although the number of warranties extended under these programs are currently not material, warranty claims may become significant in the future if our products perform poorly, which could cause a significant drain on our resources.

If our facilities were to experience catastrophic loss, our operations would be seriously harmed.

Our facilities could be subject to a catastrophic loss such as fire, flood or earthquake, or, particularly in the case of Israel, terrorism or war. Some of our research and development activities, manufacturing and other critical business operations are located near major earthquake faults in California, an area with a history of seismic events. Any such loss at any of our facilities could disrupt our operations, delay production, shipments and revenue and result in large expenses to repair or replace facilities. Any such loss could have a material adverse effect on us.

We face risks associated with decreased revenues from an economic downturn.

We are vulnerable to an economic downturn in the vanity market for aesthetic procedures.

Our operating results may fluctuate from quarter to quarter and year to year.

Our sales and operating results may vary significantly from quarter to quarter and from year to year in the future. Our operating results are affected by a number of factors, many of which are beyond our control. Factors contributing to these fluctuations include, but are not limited to, the following:

•	General economic uncertainties and political concerns;

•	The timing of the introduction and market acceptance of new products, product enhancements and new applications;

•	Changes in demand for our existing line of products;

•	The cost and availability of components and subassemblies, including the ability of our sole or limited source suppliers to deliver components at the times and prices that we have planned;

•	Our ability to maintain sales volumes at a level sufficient to cover fixed manufacturing and operating costs;

•	Fluctuations in our product mix between aesthetic, ophthalmic, surgical and dental products and foreign and domestic sales;

•	The effect of regulatory approvals and changes in domestic and foreign regulatory requirements;

•	Introduction of new products, product enhancements and new applications by our competitors, entry of new competitors into our markets, pricing pressures and other competitive factors;

•	Our long and highly variable sales cycle;

•	Changes in the prices at which we can sell our products;

•	Changes in customers’ or potential customers’ budgets as a result of, among other things, reimbursement policies of government programs and private insurers for treatments that use our products;

•	Increased product innovation costs; and

•	Foreign currency fluctuations.

In addition to these factors, our quarterly results have been, and are expected to continue to be, affected by seasonal factors.

Our expense levels are based, in part, on expected future sales. If sales levels in a particular quarter do not meet expectations, we may be unable to adjust operating expenses quickly enough to compensate for the shortfall of sales, and our results of operations may be adversely affected. In addition, we have historically made a significant portion of each quarter’s product shipments near the end of the quarter. If that pattern continues, any delays in shipment of products in a particular period could have a material adverse effect on results of operations for such quarter. Due to these and other factors, we believe that quarter to quarter and year to year comparisons of our past operating results may not be meaningful. You should not rely on our results for any quarter or year as an indication of our future performance. Our operating results in future quarters and years may be below expectations, which would likely cause the price of our common stock to fall.

Risks Relating to Our Location in Israel

Regional instability in Israel may adversely affect our operations and may limit our ability to produce and sell our products.

We are incorporated in Israel and a substantial portion of our manufacturing facilities and research and development facilities are located in Israel. Political, economic and military conditions in Israel could directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Despite past progress towards peace between Israel and its Arab neighbors, the future of these peace efforts is uncertain. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity into 2007. The recent election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council appears to have resulted in an escalation in violence among Israel, the Palestinian Authority and other groups. In July and August 2006, significant fighting took place between Israel and Hezbollah in Lebanon, resulting in rockets being fired from Lebanon up to 50 miles into Israel causing casualties and major disruption of economic activities in the north of Israel. Our Yokneam facility was within the range of the rocket attacks, and operations in such facility were significantly curtailed for a period of several weeks. Furthermore, several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel continue or increase. These restrictions may limit materially our ability to sell our products to companies in these countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations, manufacturing and product development, cause our revenues to decrease and adversely affect our share price. Additionally, any hostilities involving Israel may have a material adverse effect on our Yokneam facility, in which event a significant portion of our inventory and production capacity may be damaged, and our ability to deliver products to customers may be materially adversely affected.

Our business insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that such coverage will be adequate or proportional to the actual direct and indirect damage. Any losses or damages incurred by us could have a material adverse effect on our business.

Our operations could be disrupted as a result of the obligation of personnel in Israel to perform military service.

Generally, all male adult citizens and permanent residents of Israel under the age of 45 (or older in specific instances) are, unless exempt, obligated to perform military reserve duty annually, and are subject to being called to active duty at any time under emergency circumstances. Currently, many of our employees are obligated to perform annual reserve duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. In response to increased tension and hostilities, there have been occasional call-ups of military reservists, including in connection with recent hostilities in Lebanon, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business, operating results and financial condition.

Our operations may be affected by negative economic conditions or labor unrest in Israel.

In response to significant economic measures adopted by the Israeli government, there were several general strikes and work stoppages in Israel in 2003, 2004 and 2006, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers and to receive materials from our suppliers in a timely manner. From time to time, the Israeli trade unions threaten strikes or work stoppages, which, if carried out, may have an adverse effect on the Israeli economy and our business.

The Israeli tax authority has advised us that in its view we did not meet the conditions required for certain tax benefits in 2000 and 2001, for which we had been eligible in prior years. If we are unable to satisfy these conditions in the future or the Israeli tax authority does not grant us these tax benefits for some other reason, then our costs and taxes are likely to increase after we utilize available tax losses.

The Israeli tax authority, or ITA, has asserted that we are not eligible for certain tax benefits, primarily a favorable tax rate available to approved enterprises, under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. The ITA has asserted that we filed incomplete local statutory financial statements for the fiscal years ended December 31, 2000 and 2001. In addition, the ITA has assessed tax on an alleged deemed dividend to a wholly-owned subsidiary out of our tax exempt earnings under our approved enterprise program for the same period. The ITA has issued tax assessments for the disallowed tax benefits and alleged deemed dividend in the aggregate amount of NIS 254 million (approximately $60 million at December 31, 2006 exchange rates), including interest and penalties. We have challenged the ITA’s position in court and intend to defend our position vigorously. We believe that we should prevail in this dispute. We can not assure you, however, that we will prevail.

In addition, in the past, the government of Israel has considered reducing or eliminating the tax benefits available to approved enterprises such as ours. The Investment Law also provides an expiration date for the grant of new benefits. The expiration date has been extended several times in the past. The expiration date currently in effect is December 31, 2007, and no new benefits will be granted after that date unless the expiration date is extended again. Such expiration dates do not affect benefits granted prior to December 31, 2007. Tax benefits of this nature may not be available after December 31, 2007, and existing benefits may not be continued in the future at their current levels or at all. If these tax benefits are reduced or eliminated, the amount of taxes that we pay would likely increase. In addition to the requirement to file audited financial statements with the ITA, our approved enterprise status imposes certain other requirements on us. If we do not meet these other requirements, these tax benefits, if any, may be cancelled and we could be required to refund any tax benefits that we have already received plus interest and penalties thereon. Additionally, if we increase our activities outside of Israel, for example, by future acquisitions, our increased activities might not be eligible for inclusion in Israeli tax benefit programs. See “Israeli Tax Considerations and Government Programs — Law for the Encouragement of Capital Investments, 1959” in Item 4B and “Approved Enterprise” in Item 5A below.

The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer know-how outside of Israel and require us to satisfy specified conditions. If we fail to comply with such restrictions or these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

We have in the past received, and may receive in the future, grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor for the financing of a portion of our research and development expenditures in Israel, pursuant to the provisions of The Encouragement of Industrial Research and Development Law, 1984, referred to as the Research and Development Law. During 2004, 2005 and 2006, we did not receive or accrue any grants from the Office of the Chief Scientist. There can be no assurance that we will receive any such grants in the future. The terms of the Chief Scientist grants restrict us from manufacturing products developed using these grants outside of Israel without special approvals. In addition, decrease of the percentage of manufacturing performed in Israel from that originally declared in the application to the Office of the Chief Scientist, may require us to notify or to obtain a prior approval. Even if we receive approval to manufacture our products outside of Israel, we may be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. In addition, under the Research and Development Law, know-how developed under an approved research and development program may not be transferred to any third parties, except in certain circumstances and subject to prior approval. These restrictions may impair our ability to outsource manufacturing or our ability to enter into agreements with respect to those products or know-how, without the approval of a governmental committee under the Research and Development Law. We cannot assure that any such approval will be obtained on terms that are acceptable to us, or at all. In addition, if we fail to comply with any of the conditions imposed by the Office of the Chief Scientist, including the payment of royalties with respect to grants received, we may be required to refund any grants previously received, together with interest and penalties and, in certain cases, may be subject to criminal charges. See “Research and Development” in Item 4B below.

Exchange rate fluctuations between the U.S. dollar or other currencies and the NIS may negatively affect our results of operations.

A majority of our revenues are in U.S. dollars, while a significant portion of our expenses, principally salaries and the related personnel expenses for Israeli employees and consultants, local vendors and subcontractors, are in NIS. The remainder of our revenues are in currencies other than NIS and U.S. dollars. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or other currencies or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations and would therefore have an adverse effect on our dollar-measured results of operations. In 2006, the rate of deflation was approximately 0.1%, whereas the rate of exchange of the NIS against the dollar appreciated by approximately 8.2%. This had the effect of increasing the dollar cost of our operations. Further, because most of our international revenues are denominated in U.S. dollars, a strengthening of the dollar versus other currencies could make our products less competitive in foreign markets and collection of receivables more difficult. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the U.S. dollar. We do not currently engage in any currency hedging activities and thus may not be adequately protected from adverse effects due to the impact of inflation in Israel.

It may be difficult to enforce a U.S. judgment against us, our officers and directors in Israel based on U.S. securities laws claims or to serve process on our officers and directors.

We are incorporated in Israel. The majority of our executive officers and directors are not residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for a shareholder, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. securities laws in a U.S. or Israeli court against us or any of these persons or to effect service of process upon these persons in the United States. In addition, it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to which such a claim should be brought. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not

U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Provisions of the Israeli law could delay, prevent or make difficult a change of control and therefore depress the price of our shares.

The Companies Law generally provides that a merger be approved by the board of directors and by the shareholders by the vote of a majority of the shares of each class present and voting on the proposed merger. The Companies Law has specific provisions for determining the majority of the shareholder vote. Upon the request of any creditor of a constituent in the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations to creditors. In general, a merger may not be completed until the passage of certain statutory time periods. In certain circumstances, an acquisition of shares in a public company must be made by means of a tender offer that complies with certain requirements of the Companies Law that differ from those that apply to U.S. corporations. Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. These provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult an acquisition of or merger with us, which could depress our share price.

Under current Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent competitors from benefiting from the expertise of some of our former employees.

In general, we have entered into non-competition agreements with our employees in the United States and Israel. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. Under current law, we may be unable to enforce these agreements, and it may be difficult for us to restrict our competitors from gaining the expertise our former employees gained while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer, which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to our material interests, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

We are a foreign private issuer and you will receive less information about us than you would from a domestic U.S. corporation.

As a “foreign private issuer”, we are exempt from rules under the Exchange Act that impose certain disclosure and procedural requirements in connection with proxy solicitations under Section 14 of the Exchange Act. Our directors, executive officers and principal shareholders also are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of our shares. In addition, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. As a result, you may not be able to obtain the same information relating to us as you would for a domestic U.S. corporation.

Risks Relating to Our Ordinary Shares

Shareholders, other than the investors in our December 2006 recapitalization, may experience further substantial dilution in the event that we incur losses, liabilities and expenses in excess of insurance in connection with pending litigation.

Post-closing adjustments to the number of shares issued to the investors in our 2006 recapitalization, as well as to the number of shares issuable upon exercise of the additional warrants issued to the investors in our 2006 recapitalization, could result in the issuance for no additional consideration of up to an additional 335,739,838 ordinary shares and increase of 83,934,959 in the number of shares issuable under the additional warrants issued to the investors. This would result in an effective price per share to those investors of $0.2681 and in the investors then owning (assuming exercise of all warrants issued to them, but without giving effect to other outstanding options and warrants and any other shares and securities issued or issuable after the date hereof) approximately 94% of our then outstanding share capital. The amount of purchased shares, including shares issuable under the warrants, will be adjusted for all losses, liabilities and expenses exceeding insurance coverage, in connection with the recently concluded investigation by the SEC, the previously disclosed class action lawsuit and the still pending SEC proceeding against our former chief financial officer, and any other action, proceeding or investigation concerning securities and corporate governance matters and relating, in whole or in part, to matters occurring prior to the closing of the 2006 recapitalization. Adjustment for this purpose will be made by the issuance to the investors for no additional consideration of additional ordinary shares and by increase of the number of shares issuable under the additional warrants, as well as an adjustment to the exercise price under the closing warrants and the additional warrants issued to the investors. This adjustment mechanism will remain operative until the later of December 2011 or five years after the matter was first submitted to court. See “2006 Recapitalization Plan — Price Adjustment Related to Litigation Outcome” in Item 4A below.

Since our ordinary shares are no longer listed on the NASDAQ National Market, it is more difficult for investors to trade in our ordinary shares.

Our ordinary shares were delisted from the NASDAQ National Market in February 2004. In addition, the SEC revoked their registration under Section 12 of the Exchange Act in April 2006. As a result of the deregistration, our shares cannot be quoted or traded in the United States on a national securities exchange or the NASDAQ Stock Market. Upon the effectiveness of this registration statement, our ordinary shares will be registered under Section 12 of the Exchange Act and eligible once again for quoting or trading in the United States on a national securities exchange or the NASDAQ Stock Market. We do not currently plan to apply for listing on the NASDAQ Stock Market. We cannot assure you that if we do apply for listing our shares will be approved for quotation or trading on any securities exchange or the NASDAQ Stock Market. Prior to their deregistration by the SEC, our ordinary shares were quoted in the over-the-counter market on the Pink Sheets Electronic Quotation Service. Compared to the NASDAQ National Market, it was more difficult to sell our securities on the Pink Sheets. Also, since we were no longer traded on the NASDAQ National Market and the average trading price of our ordinary shares was below $5.00 per share when last traded, trading in our ordinary shares is subject to certain other rules of the Exchange Act. Such rules require additional disclosure by broker-dealers in connection with certain trades involving a stock defined as a “penny stock.” “Penny stock” is defined as any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require the delivery of a disclosure schedule explaining the penny stock market and the risks associated with that market before entering into penny stock transactions. The rules also impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to the sale. The additional burdens imposed upon broker-dealers by such requirements could discourage broker-dealers from effecting transactions in the ordinary shares. This could severely limit the market liquidity of the ordinary shares and the ability to sell our ordinary shares in the secondary market.

Our stock price has been and may continue to be volatile and an investment in our ordinary shares could suffer a decline in value.

The trading price of our ordinary shares has been subject to wide fluctuations in response to a variety of factors, some of which are beyond our control, including quarterly variations in our operating results, announcements by us or our competitors of new products or of significant clinical achievements, changes in market valuations of other similar companies in our industry and general market conditions. From time to time, we may meet with investors and potential investors. If public trading in our ordinary shares resumes, they may experience an imbalance between supply and demand resulting from low trading volumes. In addition, the stock market has experienced extreme volatility in the last few years that has often been unrelated to the performance of particular companies. These broad market fluctuations could have a significant impact on the market price of our ordinary shares regardless of our performance.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are a world leader in the design, manufacture, marketing and servicing of laser and light-based systems for aesthetic, ophthalmic, surgical and dental applications. We offer a broad range of laser and intense pulsed light, or IPL, systems, for use in skin treatments, hair removal, non-invasive treatment of vascular lesions and pigmented lesions, acne, psoriasis, glaucoma, diabetic retinopathy, secondary cataracts, age-related macular degeneration, vision correction, urinary lithotripsy, benign prostatic hyperplasia, otolaryngology, gynecology, gastroenterology, general surgery, orthopedic surgery, podiatry, neurosurgery, dentistry and veterinary medicine.

We were incorporated in Israel on December 21, 1991. In January 1996, we completed an initial public offering of our ordinary shares in the United States.

Recent Acquisitions and Dispositions

On April 30, 2001, we completed the purchase of Coherent Medical Group, or CMG, the medical division of Coherent, Inc., or Coherent. This acquisition approximately doubled our sales, expanding our leading position in sales of pulsed light and laser-based systems for the aesthetic and surgical markets, made us a significant competitor in the ophthalmic segment of the medical laser market, expanded our proprietary technology and increased our critical mass by country and customer type for the marketing and cross-selling of our products. After completion of this acquisition, we changed our name from ESC Medical Systems Ltd., or ESC, to Lumenis Ltd. We acquired substantially all of the assets and related liabilities of CMG for $105.4 million in cash, as adjusted post-closing, financed through a new bank term loan note, 5,432,099 ordinary shares of Lumenis, and a $12.9 million eighteen-month 5% subordinated note. We were required to register the 5,432,099 shares for resale.

In November 2001, we completed the purchase of all of the stock of FISMA Corporation, Instruments for Medicine & Diagnostics, Inc. and Instruments for Surgery, collectively HGM, a Salt Lake City-based medical laser manufacturer. HGM primarily marketed laser and delivery systems to the ophthalmology market. The purchase price for HGM was approximately $9.9 million in cash. This transaction expanded our ophthalmic product offerings, provides specialized technologies to help reduce the cost of manufacturing certain parts and accessories and enabled us to transfer certain manufacturing operations from higher cost locations. The purchase included HGM’s manufacturing facilities. In January 2002, we exercised our right of first refusal to purchase from HGM’s former owner the adjacent premises for $0.9 million.

In April 2003, we sold the principal assets of our subsidiary, Spectron Laser Systems Limited, which operated our industrial business, for approximately $6.3 million in cash. This sale transaction was the subject of litigation that has been settled, pursuant to which we have paid $2.75 million in settlement of all claims. See “Legal Proceedings” under Item 8A below.

Following the completion of the CMG acquisition, we embarked on an intensive integration program to merge the two companies into one organization. As part of the integration program, we rationalized product lines, sales and distribution networks, combined offices, closed facilities and reduced employment. This included the closure of the manufacturing sites in Seattle, Washington, the manufacturing activities in Tel Aviv, Israel and five sales offices in Norwood, Massachusetts, Munich, Germany, Cambridge, England, Paris, France and Tokyo, Japan. See “Manufacturing” and “Property, Plant and Equipment” below. As a result of such closures, we consolidated our manufacturing sites and balanced the production of our products between the United States and Israel. Furthermore, we combined sales activities in an effort to strengthen our global sales force.

2003 Turnaround Plan

In October 2003, we began a turnaround plan, consisting of two main components: financial restructuring and operational restructuring.

As part of our financial restructuring, we restructured our then existing bank indebtedness with Bank Hapoalim B.M., or the Bank, and obtained an additional $9 million receivables-based term loan. The financial restructuring covered our then existing $161 million in term loans and our $50 million revolving credit agreement. The 2003 agreements provided for a deferral of all principal payments until August 15, 2006, when amortization would resume at the rate of $15 million annually. Principal amortization would increase to $20 million annually in 2007 and continue through 2013. The $50 million revolving credit agreement matured in March 2005, but the Bank renewed it on a periodic basis. The interest rate on these Bank loans was LIBOR plus 2.75%, except that the interest rate on $70 million of these loans was LIBOR plus 7.055%. As part of this financial restructuring, the interest payable was reduced to LIBOR plus 4.02% between September 30, 2003 until August 15, 2006. In connection with the deferral of principal payments on the $161 million of debt and waivers in respect thereof in 2003, we granted the Bank options for 7.8 million ordinary shares at an exercise price of $1.97 per share for a term of ten years. In addition, in connection with such deferrals and waivers we agreed to pay certain fees to the Bank in cash upon our ordinary share price reaching $5.00, $6.00 and $7.00 per share over the next ten years, which could have resulted in a total fee of up to $17.5 million. We completed this financial restructuring in November 2003. We were unable to comply with our obligations under the 2003 debt restructuring, and its terms were superseded by the 2006 debt restructuring agreement. See “2006 Recapitalization — 2006 Debt Restructuring” below.

Once the financial restructuring was accomplished, we turned to operational restructuring.

•	we established a separate geographical sales and service region in Japan, so that our four geographic sales and service regions consisted of the Americas, Europe, Japan and China/Asia Pacific;

•	we outsourced our production activities at the Pleasanton, California facility, and transferred the research and development and marketing activities conducted there to our Santa Clara, California facility;

•	we transferred the production, research and development and marketing activities conducted at the Netanya, Israel facility to our Yokneam, Israel facility;

•	we transferred the production, research and development and marketing activities conducted at our Norwood, Massachusetts facility to our Santa Clara, California facility;

•	we transferred the marketing activities conducted at our office in Sweden to our Yokneam, Israel facility;

•	we reduced the number of our senior management by 25% and reduced management layers from eight to four;

•	we established a new group, logistics planning and resources, to efficiently manage our short and long term planning, including our global supply chain, and to improve the reliability of our supply of systems and parts to customers; and

•	we reduced our activities in New York City and relocated to a smaller office.

We completed this operational restructuring in 2004.

In March 2005, we restructured our sales and marketing efforts for our dental unit based on expected growth in the dental market. We established a direct sales force and sales management team as part of our Americas sales management organization. We had previously relied upon independent representatives for most dental sales.

In January 2007, we began a cost-reduction plan which has included a reduction-in-force of 30 employees to date in order to better align our costs with our existing level of business. See “Employees” in Item 6D below.

2006 Recapitalization Plan

Our bank debt restructuring of 2003 was designed to provide us with flexibility to pursue operational improvements. The net result of those efforts, however, when faced with the substantial financial resources required to resolve our accounting and financial reporting issues, were not enough to return us to financial soundness or a positive equity position. In February 2002, we received a request from the SEC to voluntarily provide certain documents and information for periods commencing January 1, 1998. The request primarily related to our relationships with distributors, and also asked for amplification of our explanation of certain previously disclosed charges and write-downs which were taken in 1999. In May 2002, the SEC issued a formal order of investigation on these matters, including as to whether, in connection therewith, we, in prior periods, may have overstated revenues and related income and failed to maintain proper books and records and a proper system of internal controls. The internal investigation conducted on behalf of our audit committee in May 2003 concluded that our revenue recognition was inappropriate with respect to certain transactions during the fiscal years ended December 31, 2001, December 31, 2002 and December 31, 2003. In May 2004, Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, resigned as our independent auditors. In August 2004, we retained BDO-Ziv Haft, a BDO member firm, as our independent auditors. On April 26, 2006, the SEC brought a civil proceeding against us, one of our former Chief Operating Officers and one of our former Chief Financial Officers. The civil proceedings sought, among other things, an injunction against us, alleging violations of the antifraud and other provisions of the U.S. federal securities laws in connection with inappropriately recognizing revenue in our 2002 and 2003 financial statements. Concurrently with filing the civil action, on April 26, 2006, the SEC approved a settlement with us.

In mid-2005, we retained UBS Limited as a financial advisor to assist us in the evaluation of various strategic alternatives to address our longer term liquidity issues. Our business plan reflected significant growth potential and at that time we had the ability to meet our short-term liquidity requirements. In light of this, our board directed management to discuss with the Bank a stand-alone restructuring of our bank debt. We sought a second restructuring of our bank debt and considered several strategic alternatives. Payments on the 2003 restructured debt were scheduled to commence in August 2006. By that time, however, we did not have sufficient cash resources to fully fund the scheduled payments and the Bank was unwilling to engage in a second stand-alone restructuring. The absence of audited financials and our inability to access the public capital markets, various risk factors resulting from the profile of our business, the competitive markets in which we operate and various legal proceedings in which we are involved, have made capital raising efforts very challenging. Without a significant infusion of new capital and relief from our debt burden, however, our ability to execute our plans and continue as a going concern was in serious jeopardy.

Meanwhile, because of our financial reporting and accounting issues described above, we did not have audited financial statements for the fiscal years 2003, 2004 and 2005. Our audited consolidated financial statements for the fiscal years ended December 31, 2001 and December 31, 2002 have not been restated. In addition, because of the inappropriate revenue recognition, our consolidated financial statements for the fiscal year ended December 31, 2003 have not been audited. This ultimately resulted in the deregistration of our ordinary shares under the Exchange Act as part of the settlement with the SEC. We currently have many shareholders in the United States but are not currently subject to the SEC’s reporting requirements. Our inability to provide audited financials and our lack of access to the public capital markets made our financial issues extremely challenging.

With the assistance of UBS, we conducted an auction in order to identify one or more investors willing to enter into a strategic transaction with us to provide the necessary capital to continue to build our operations and to restructure our bank facility. As part of the process, we made available to selected potential investors certain information and asked those potential investors to submit a preliminary written proposal for an investment in the Company. Assisted by our advisors, we held negotiation sessions with various groups in order to reach a final offer.

As a result of the auction process, our board of directors selected LM Partners L.P., a partnership incorporated under the laws of the Cayman Islands, and Ofer (Ships Holding) Ltd., a company incorporated under the laws of the State of Israel, through its indirect wholly owned subsidiary, Ofer Hi-Tech Investments Ltd., a company incorporated under the laws of the State of Israel, as the group of investors with the best proposed transaction for the Company. Our financial condition at that time was such that we required immediate additional capital to continue our operations and these two investors (the Investors) agreed to provide that capital.

Because of the imminence of these transactions, the Bank was willing to postpone the August 15, 2006 amortization payment of $15 million. On September 29, 2006, prior to entering into the 2006 debt restructuring agreement, the Company had an outstanding indebtedness to the Bank in an approximate amount of $206 million (including guarantees and letters of credit), but did not have, nor expected to have in the foreseeable future, the ability to fully service or repay this debt as it was structured. Without this transaction, we could have triggered a default of the existing loan agreements which would have entitled the Bank to call all existing loans immediately due and payable. At that time we were not in a position to repay all those amounts. Therefore, failure to reach agreement with the Bank would have had a material adverse effect on us and our continuing operations. A clear condition to the Bank’s willingness to restructure our debt was the infusion of additional equity capital. The Investors provided that equity infusion.

In approving these transactions and recommending them to our shareholders, our board of directors concluded that the Investors brought with them a track record of success and management experience that would benefit us. In addition, the board believed that the Investors would be able to close the transaction in a timely fashion. The Bank’s support for these Investors was also a critical factor. Finally, as indicated above, the Board concluded that after an evaluation of all other strategic alternatives, this private placement and bank restructuring offered the best prospects of value creation for all of our constituents.

This transaction is intended to achieve three critical objectives. First, as a consequence of the bank debt restructuring facilitated by the Investors’ investment, we hope to reduce our indebtedness through repayments and write-offs in the aggregate amount of $130 million over the two-year period after closing of the 2006 debt restructuring agreement. Second, it provides us with operating cash so that we can focus on growing the business in a stable financial environment. Finally, we expect the transaction to reverse our negative equity position.

We completed the 2006 recapitalization plan, consisting of a private placement of our ordinary shares and warrants to the Investors and a restructuring of our indebtedness to the Bank (discussed below under “Debt Restructuring”), on December 5, 2006.

Our board relied in its approval of the transactions on, among other factors, a fairness opinion submitted by GC Andersen Partners Capital, LLC. The board retained Andersen on August 31, 2006, to render an opinion to the board as to the fairness of the recapitalization plan, from a financial point of view, to our then existing shareholders. At the September 25, 2006 board meeting, Andersen presented its analysis and delivered its opinion that, as of that date and based on and subject to the matters described in its opinion, the recapitalization plan was fair, from a financial point of view, to our then existing stockholders.

Among other things, Andersen reviewed our historical financial statements as previously filed and as disclosed in press releases for the first, second and third quarters and full year results for fiscal 2004 and 2005 and for the first fiscal quarter of 2006, which we identified as the most current financial statements available. We informed Andersen that our financial statements since 2003 had not been reviewed or audited by independent auditors, and along with previously audited statements for prior years, were subject to change to reflect the results of any such review or audit, and that such change may be material. Andersen’s opinion was based on the information provided to it and the lack of audited financial statements and potential for material changes to the historical financial information was relevant to their opinion. Andersen relied on our warranty that the financial information provided to it when considered in conjunction with the potential changes and restatements that may be required by the audit (not all of which were then known) represented the best financial information that was currently available at the date of the opinion and, to the best of our knowledge, presented fairly our financial condition and results of operations. Andersen did not independently verify the accuracy and completeness of the information supplied to it and did not assume responsibility with respect to such information.

Private Placement of Ordinary Shares and Warrants to the Investors

Below is a summary of some of the provisions of the Purchase Agreement among the Company, the Investors and LM(GP) L.P (as the Investors’ representative). This summary is qualified by reference to the full text of the Purchase Agreement, which is filed herewith as Exhibit 4.20. You are urged to review the Purchase Agreement in full.

Purchase and Sale of the Securities

Pursuant to the Purchase Agreement, the Investors collectively purchased from the Company:

•	Purchased shares: 111,919,418 ordinary shares (65,286,327 by LM Partners L.P. and 46,633,091 by Ofer Hi-Tech Investments Ltd.), at a price per share of $1.0722 for an aggregate purchase price of $120,000,000.

•	Closing warrants: warrants to purchase 17,000,000 ordinary shares (9,916,667 by LM Partners L.P. and 7,083,333 by Ofer Hi-Tech Investments Ltd.), at an exercise price of $1.1794 per share, expiring December 5, 2011. The exercise of additional warrants immediately after the closing by LM Partners L.P., as described below, resulted in the adjustment to the number of ordinary shares purchased under the closing warrants granted to LM Partners L.P., such that it may purchase 10,639,875 ordinary shares thereunder, resulting in total closing warrants of 17,723,208.

•	Additional warrants: warrants to purchase 27,979.855 ordinary shares (16,321,582 by LM Partners L.P. and 11,658,273 by Ofer Hi-Tech Investments Ltd.), at an aggregate exercise price of $30,000,000, or $1.0722 per share, expiring June 5, 2007. Immediately after the closing of the purchase agreement LM Partners L.P. exercised warrants to purchase 4,761,239 of our ordinary shares in consideration of $5.105 million, leaving it with additional warrants to purchase 11,560,343 ordinary shares.

Immediately prior to closing, we had 37,304,938 ordinary shares outstanding (excluding 35,527 treasury shares). The purchased shares, closing warrants and the additional warrants are subject to adjustment as set forth in the Purchase Agreement and described below. The closing warrants and the additional warrants are referred to together as the warrants. See “Warrants” below. Immediately after the closing under the Purchase Agreement, the purchased shares collectively constituted approximately 75% of our then issued and outstanding share capital (75.8% upon the exercise by LM Partners L.P. of additional warrants to purchase 4,761,239 ordinary shares). Pursuant to the terms of the Purchase Agreement, in the event that we were to meet certain financial milestones in 2006 and the first quarter of 2007, we were entitled to redeem up to 36,180,968 purchased shares for no consideration from the investors. If all such shares were redeemed, and no other adjustments were made to the purchased shares (see below), the purchased shares would constitute only approximately 67% of our then issued and outstanding share capital. None of these financial milestones for 2006 was met, and the redemption provisions relating to such milestones may no longer be implemented. Therefore, only the financial milestone for the first quarter of 2007 may still be met, under which up to 11,062,131 ordinary shares may be redeemed.

Post-closing adjustments to the number of shares issued to the Investors based on outcome of shareholder litigation and SEC enforcement action could result in the issuance for no additional consideration of up to an additional 335,739,838 ordinary shares (419,674,797 ordinary shares if all of the warrants are exercised). This would result in an effective price per share of $0.2681 and the Investors then owning approximately 92% of our then issued and outstanding share capital, or approximately 94% if all of the warrants are exercised but assuming no redemption of redeemable shares and without giving effect to all other outstanding options and warrants and any other shares and securities issued or issuable after the date hereof.

The price per purchased share will be adjusted in the event that the number of ordinary shares issued and outstanding immediately prior to the closing was more than 37,304,938 (excluding 35,527 treasury shares). Upon such event, the price per purchased share, called the adjusted price per share, shall be adjusted to reflect the actual number of ordinary shares issued and outstanding immediately prior to the closing, and additional ordinary shares shall be so issued. In such event, the exercise price per share of the additional warrants shall be adjusted to equal the adjusted price per share and the number of ordinary shares to be purchased thereunder shall be correspondingly adjusted. The exercise price per share of the closing warrants will be adjusted to equal the adjusted price per share multiplied by 1.1, but no adjustment shall be made to the number of ordinary shares to be purchased thereunder by virtue thereof.

Price Adjustment Related to Litigation Outcome

The Purchase Agreement provides that the amount of purchased shares will be adjusted for all losses, liabilities and expenses exceeding insurance coverage in connection with the recently concluded investigation by the SEC, the previously disclosed class action lawsuit and the still pending SEC proceeding against our former chief financial officer, and any other action, proceeding or investigation concerning securities and corporate governance matters and relating, in whole or in part, to matters occurring prior to the closing, called the relevant amounts. Adjustment for this purpose will be made by the issuance to the Investors for no additional consideration of a number of additional ordinary shares as if at closing of the Purchase Agreement the price per share would have been equal to (x) 40,000,000 less the relevant amounts, divided by (y) our total issued and outstanding share capital at such time, provided, however, that adjustment in this respect shall not be made for relevant amounts that exceed $30,000,000, resulting in a maximum issuance of additional ordinary shares under this section of 335,739,838 shares. Upon such adjustments, a similar adjustment will be implemented with respect to the number of shares issuable under the additional warrants. The maximum number of additional shares issuable under the additional warrants in such event shall be 83,934,959. Therefore, the maximum number of additional shares issued under the purchase agreement and issuable under the additional warrants would be, in such event, 419,674,797. This adjustment mechanism shall remain operative until the later of December 2011 or five years after any such matter was first submitted to court. To the extent the relevant amounts are quantified to an amount as a result of a settlement of such matters, the settlement (i) shall be approved by the board based on (a) a unanimous recommendation of a special committee of the board, that shall include a majority of independent directors, and (b) shall be supported by an opinion of an independent and qualified appointed expert stating that the settlement reached is reasonable in the circumstances; and (ii) shall be subject to such corporate approvals as required by applicable laws, including the Companies Law, which would generally include approval by the general meeting of shareholders of the Company by a special majority.

To the extent that a proposed settlement of a matter referred to above is to be submitted to the approval of the shareholders in accordance with the Companies Law after board approval, but shareholder approval is not obtained, then such failure to obtain approval will give rise to an adjustment as described above. The relevant amounts for such purpose will be deemed to be $30,000,000 with respect to settlement of the class action, and $30,000,000 with respect to any of the other matters. Adjustment in this respect shall not be made for relevant amounts that exceed an aggregate amount of $30,000,000. In the event the relevant amounts total or exceed $30,000,000, the Company will be required to issue to the Investors an additional 335,739,838 ordinary shares if no additional warrants have been exercised or 419,674,797 if all additional warrants have been exercised. The issuance of ordinary shares pursuant to these adjustment provisions might require additional corporate approvals under Israeli laws and regulations. In addition, under the current provisions of the Companies Law, a full tender offer requirement will be triggered if the Investors’ holdings result in them holding more than 90% of the issued and outstanding capital of the Company, a result which would occur if the maximum relevant amounts are triggered.

Redemption Provisions

We will automatically redeem 11,062,131 of the purchased shares for no consideration in the event that our operating income divided by the revenues, operating income margin, on an unaudited consolidated basis, for the fiscal quarter ended March 31, 2007 is equal to or greater than 5%. Redeemable shares that are redeemed in accordance with these terms will become dormant shares (as defined in the Companies Law) and will not be entitled to any voting or dividend rights. If the redeemable shares are not required to be redeemed because this threshold is not met, they will continue to be ordinary shares and no longer be subject to any right of redemption.

We refer to these redeemed shares as the redeemable shares.

Warrants

As of the closing of the Purchase Agreement, the closing warrants entitled the holders thereof to purchase collectively, an aggregate of 17,000,000 ordinary shares. The closing warrants provide that upon the exercise of any additional warrants, the numbers of ordinary shares to which the holder shall be entitled upon exercise of the closing warrants will automatically be increased by a number that is the product of (i) the number of closing warrants purchasable immediately prior to the exercise of the additional warrants multiplied by (ii) the aggregate exercise price paid for the exercise of the additional warrants, divided by the aggregate amount of the purchase price paid by the respective Investor at the closing. The maximum number of closing warrants that may be issued under this adjustment provision is 4,250,000, making the maximum number of closing warrants that may be issued, collectively, to the Investors 21,250,000. Consequently, following the adjustment to the number of ordinary shares purchased under the closing warrants granted to LM Partners L.P. (as a result of its exercise of additional warrants immediately after the closing) the closing warrants entitle the holders thereof to purchase, collectively, an aggregate of 17,723,208 ordinary shares. The per share exercise price of the closing warrants is $1.1794 (subject to adjustment in certain circumstances). The closing warrants may be exercised, in whole or in part, at any time and from time to time until the fifth anniversary of the date of issuance.

The additional warrants entitle the holders thereof to purchase ordinary shares at an aggregate price of $30,000,000, at a per share exercise price of $1.0722 (subject to adjustment in certain circumstances). The additional warrants may be exercised, in whole or in part, at any time and from time to time until six months following the date of issuance. Immediately after the closing of the Purchase Agreement LM Partners L.P. exercised warrants to purchase 4,761,239 ordinary shares in consideration of an aggregate exercise price of $5.105 million.

The exercise price of the closing warrants and the additional warrants may be paid by cash, check, wire transfer or by the cancellation of debt owed by the Company to the holder. In lieu of such payment, the closing warrants, but not the additional warrants, may also be exercised by net cashless exercise.

The exercise price of the closing warrants and the additional warrants will be adjusted in the event of a stock split, stock dividend, reclassification or similar transaction. In addition, upon the issuance of additional ordinary shares in accordance with the terms of the Purchase Agreement as a result of the price adjustment provision described above, the exercise price of the additional warrants shall be automatically reduced to the adjusted effective price per share under the Purchase Agreement and the exercise price of the closing warrant shall automatically be reduced to 110% of such adjusted price per share.

In the event any additional warrants are exercised, all ordinary shares issued upon exercise shall be deemed to be purchased shares under the Purchase Agreement and shall be subject to any subsequent adjustment as if they were originally issued under the purchase agreement.

The Registration Rights Agreement

Pursuant to a Registration Rights Agreement, the Company has agreed to provide certain registration rights to the Investors as well as to the Bank. The registration rights relate not only to the ordinary shares being acquired by the Investors at the closing, but also the ordinary shares issuable upon any of the adjustment events under the Purchase Agreement and upon exercise of the warrants issued to the Investors. The Registration Rights Agreement covers the shares underlying the options held by the Bank pursuant to the bank option agreement, replacing the previous registrations rights granted to the Bank. All these shares are collectively referred to in this registration statement as the “registrable shares.”

Demand Registration Rights.  Holders of a majority of the then outstanding registrable shares may demand that a registration statement be filed to register their shares commencing at the earlier of April 30, 2007 or at such time as we have registered our ordinary shares under Section 12(g) of the Exchange Act.

Piggyback Registration Rights.  If we were to effectuate a primary or secondary offering of securities (except on Form F-8 or a registration relating solely to a Rule 145 transaction on Form F-4), the Investors and the Bank have a right to include their registrable shares on that registration statement.

Shelf Registration Rights.  Holders of at least 10% of the registrable shares, and in certain circumstances the Bank alone, may demand that a registration statement be filed for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act, to register their shares upon such time as we have registered our ordinary shares under Section 12(g) of the Exchange Act. If six shelf registration statements have been filed pursuant to the shelf registration rights set forth in the agreement and declared effective by the SEC, then holders shall no longer have any shelf registration rights.

Subsequent Registration Rights.  Without the consent of the holders of at least 60% of the registrable shares then held by the holders, we may not grant or agree to grant registration rights superior to those granted under the Registration Rights Agreement. Commencing twelve months after the date of the agreement, we may file a registration statement for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time of securities, provided that at such time holders under the Registration Rights Agreement are given the opportunity to include their registrable shares in such registration. In addition, (a) after the earlier of (x) five years after the date of the Registration Rights Agreement and (y) such time as the holders own, in the aggregate, less than 45% of the registrable shares, we may grant demand registration rights without the consent of the holders as set forth above, provided that such demand rights may not be exercised prior to such time that we have effected at least one demand registration under the Registration Rights Agreement, and (b) at such time as the holders own, in the aggregate, less than 25% of the then outstanding registrable shares, we may grant demand registration rights without the consent of the holders.

Obligations of the Company.  The Company has undertaken customary obligations in the Registration Rights Agreement, including, but not limited to, the preparation and filing of any required amendments to registration statements, furnishing of prospectuses and registration and qualification of the securities under applicable Blue Sky laws. We are required to pay all fees and expenses incident to the registration of the registrable shares.

The parties have agreed to indemnify each other against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

2006 Debt Restructuring

In connection with and as a condition to closing of the transactions contemplated by the Purchase Agreement, we entered into the Restructuring Agreement with the Bank on September 29, 2006. Pursuant to the Restructuring Agreement, at the closing, we used $40 million of the proceeds of the private placement to the Investors to repay amounts outstanding under the prior loan agreements, called the First Repayment Amount. The Bank then forgave $25 million of those prior loan agreements, called the First Write Off. The Bank granted additional loans between signing and closing so that the total amount of outstanding debt (including guarantees and letters of credit) was $214 million immediately prior to the closing of the 2006 recapitalization. The Bank provided us with a new loan, the New Bank Loan, the principal amount of which was equal to the prior loan agreements at closing net of the First Repayment Amount and the First Write Off. The New Bank Loan immediately after closing was $147,128,677 (excluding guarantees and letters of credit). All of the prior loan agreements, except as described below, automatically terminated.

No later than March 29, 2008, we are obligated to repay $20 million of the New Bank Loan, called the Second Repayment Amount, and the Bank will forgive an additional $12.5 million, called the Second Write Off. This will be repeated on a date that is no later than September 29, 2008. At that time we will be obligated to repay $20 million, called the Third Repayment Amount, and the Bank will write off $12.5 million, called the Third Write Off.

The Loan Repayments and Write Offs over the two-year period after closing provided by the Bank Restructuring Agreement will total $65 million. At Closing, the principal amount of the New Bank Loan net of all the scheduled post-closing loan repayments and write offs over the two-year period after closing would have been approximately $82 million (excluding certain guarantees and letters of credit of $1.1 million).

Remaining effective were several guarantees and letters of credit totaling approximately $1.1 million, previously issued options granted to the Bank (the terms of which were amended as described below) and a cash fee side letter in favor of the Bank pursuant to which we are obligated to pay $7.5 million to the Bank if our stock price equals or exceeds $7.00 for 15 consecutive trading days, as provided in the 2003 agreement. In addition, all of our security agreements in favor of the Bank remain effective and serve as security on the amounts due under the restructured facility, and we granted the Bank security interests in additional collateral as part of the 2006 Bank Restructuring Agreement. These include a floating charge over our assets, certain fixed charges over our assets and subsidiaries (including intellectual property), certain pledges of the stock of our subsidiaries and certain subsidiary guarantees securing our debt.

In connection with the Bank Restructuring Agreement, the Company granted to the Bank an additional option to purchase up to 176,000 ordinary shares at an exercise price of $1.17 per share. These options have a seven-year term. In addition, the Bank Restructuring Agreement provides for the amendment of the outstanding options previously issued to the Bank to extend some of their exercise periods and to reduce their exercise prices to $1.17 per share and in all cases to provide the Bank with the right to exercise the options on a cashless basis. After giving effect to the terms of the Restructuring Agreement, the options held by the Bank are as follows:

Original	Number of	Exercise
Grant Date	Options	Price	Expiration Date

April 30, 2001	1,136,300	$1.1794	December 5, 2011
February 6, 2003	275,000	$1.1794	December 5, 2011
November 19, 2003	7,824,000	$1.1794	November 19, 2013
December 5, 2006	176,000	$1.1794	November 19, 2013

These options are now represented by two warrants issued at closing with the following terms, copies of which are filed herewith:

•	Warrant (serial no. 5) to purchase 8,000,000 ordinary shares with an exercise price of $1.1794, expiring November 19, 2013; and

•	Warrant (serial no. 6) to purchase 1,411,300 ordinary shares with an exercise price of $1.1794, expiring December 5, 2011.

In addition, the Bank entered into the Registration Rights Agreement with the Investors and us, all as described above.

The New Bank Loan bears interest at LIBOR plus 1.5% and principal is payable in 16 equal quarterly installments, with the first such installment to be paid on December 31, 2009. Interest payments are due quarterly commencing with the quarter ended December 31, 2006. All amounts outstanding on the final maturity date of September 30, 2013 are due on that date. In addition, the interest rate applicable to the prior outstanding debt commencing on April 1, 2006 was the interest rate set out in the new agreement and the total amount of the prior debt was adjusted downward accordingly.

Customary for transactions of this type, the new facility contains certain covenants, including covenants to provide current audited or reviewed financial information to the Bank and to comply with certain financial ratios as set out in the Restructuring Agreement. Specifically, the ratio of total debt to earnings before interest, taxes, depreciation and amortization (as such terms are defined in the Restructuring Agreement) shall not exceed 13:1 for fiscal 2008, 6:1 for fiscal 2009 and 5:1 for fiscal 2010 and each fiscal year thereafter. Calculations shall be made on a quarterly basis for each year, commencing at the end of the first quarter of 2008. In addition, operating income as a percentage of revenues shall be no less than 3% in each quarter of 2008, 4% in each quarter of 2009, and 6% in each quarter of 2010 and 2011. Each year we and the Bank will agree upon the ratio of equity to total assets and the required minimum amount of equity.

The Restructuring Agreement also contains certain negative covenants, including to refrain from encumbering any of our assets (other than specifically permitted under the Restructuring Agreement); from incurring additional debt in excess of $30 million; from entering into or approving any merger, consolidation, or scheme of reconstruction; from making certain acquisitions; from entering into certain transactions with related parties; and from disposing of assets except as set forth in the Restructuring Agreement.

In the event that we default under the Restructuring Agreement, the Bank may call all amounts then outstanding immediately due and payable or declare that all then outstanding amounts shall be repayable on demand. After an event of default, a default rate of interest shall apply, which shall be equal to the interest rate previously in effect plus 2.5%.

The chart below summarizes some key terms of the Bank Restructuring Agreement and compares them to those in place before the transaction.

Terms	Before Transactions	After Transactions

Cash fee payable to the Bank based on fixed share price average thresholds(1)	• $3 million if price average equals $5 • $7.5 million if price average equals $6 • $7.5 million if price average equals $7	• $7.5 million if price average equals $7

Terms	Before Transactions	After Transactions

Options granted to the Bank
   • 1,136,300 options granted April 2001 with an exercise price of $1.17, expiring in February 2008(2)
• 275,000 options granted in February 2003 with an exercise price of $1.17, expiring in February 2008
• 7,824,000 options granted in November 2003 with an exercise price of $1.97, expiring in November 2013
• 1,411,300 warrants with an exercise price of $1.1794, expiring December 5, 2011 • 8,000,000 warrants with an exercise price of $1.1794, expiring November 19, 2013
Interest rate
   • LIBOR+7.055% for the outstanding portion of the $70 million loan
• LIBOR+1.75% for the $100 million loan
• LIBOR+2.25% on the first revolver layer of $35 million and LIBOR+3.0% on any outstanding amount of the revolver above $35 million
• LIBOR+1.5% for New Bank Loan(3)
Amortization of outstanding debt	• $15 million annual amortization starting in 2006, increasing to $20 million in 2007	• Amortization of New Bank Loan through 16 quarterly repayments starting December 31, 2009
Covenants	• Covenants based on EBITDA and capital expenditure • Selected negative covenants	• Covenants based on total debt/EBITDA, operating income/revenues and equity(4) • Selected negative covenants
Company’s ability to incur additional debt	• None	• Company can incur additional $30 million of debt ranked pari passu with New Bank Loan (of which up to $10 million must be used to repay the New Bank Loan)

(1)	Fixed share price average thresholds are calculated as the average of the closing price of the Company’s stock over 15 consecutive trading days.

(2)	These options were originally granted in April 2001. Expiration date and exercise price were revised in February 2003.

(3)	The New Bank Loan interest rate will apply retroactively to debt outstanding commencing on April 1, 2006.

(4)	Total debt/EBITDA and operating margin covenants are applicable beginning in the first quarter of 2008.

Capital Structure Comparison

The following chart summarizes our basic debt, excluding certain guarantees and letters of credit in an aggregate amount of $1.1 million, and after giving effect to adjustments to the interest rate agreed with the Bank and set-off of amounts in our bank accounts following the transactions contemplated by the Purchase Agreement and the Bank Restructuring Agreement.

Debt ($)

Immediately prior to transactions:
Loan Agreement (through a U.S. subsidiary)		$88,860,386
Loan Agreement (through the Company)		68,181,142
Short-term Credit Line		55,087,149

Total		212,128,677
Effects of transactions:
First Write Off	(25,000,000)
First Repayment Amount (December 5, 2006)	(40,000,000)

Total Loan Reductions at closing		(65,000,000)

New Bank Loan at closing		$147,128,677
Post-Closing Loan Reduction
18-months from closing
Second Write Off (contingent on Second Repayment)	(12,500,000)
Second Repayment Amount (due June 5, 2008)	(20,000,000)
24-months from closing
Third Write Off (contingent on Third Repayment)	(12,500,000)
Third Repayment Amount (due December 5, 2008)	(20,000,000)

Total Post-Closing Loan Reductions		(65,000,000)

New Bank Loan after Post-Closing Reductions and the first three repayments (with the remaining balance to be amortized quarterly from December 31, 2009 through September 30, 2013)		$82,128,677

The following chart summarizes the effect on our issued and outstanding ordinary shares of the closing warrants, the additional warrants and the additional shares issuable to the Investors based on the outcome of the shareholder litigation and SEC enforcement action, but excluding the impact of any outstanding options or warrants not held by the Investors and any shares or other securities that may be issued after the date hereof, and assuming no redemption of redeemable shares and no recapitalization adjustments (stock splits, stock dividends, etc.). As of December 31, 2006, we had approximately 12.0 million outstanding options with a weighted-average per share exercise price of $5.73, and the Bank held warrants to purchase 9,411,300 ordinary shares with a weighted-average exercise price of $1.17.

	Number
	of Shares

Shares issued and outstanding as of April 24, 2007	153,985,595	(1)
Shares issuable to Investors on exercise of all closing warrants	17,723,208	(2)
Shares issuable to Investors on exercise of all additional warrants	23,218,616	(3)
Shares issuable to Investors pursuant to adjustment under closing warrants upon exercise of all additional warrants	3,526,792	(4)
Maximum number of additional shares issuable to Investors based on outcome of shareholders litigation and SEC enforcement action (assuming all additional warrants have been exercised) (includes 335,739,838 additional purchased shares and 83,934,959 additional shares under additional warrants)	419,674,797

Total shares issued and issuable after maximum post-closing adjustment	618,129,008

(1)	This is the same number of shares outstanding at December 31, 2006. Includes 37,304,938 shares issued and outstanding prior to closing and 111,919,418 purchased shares, of which 65,286,327 were purchased by LM Partners L.P. and 46,633,091 were purchased by Ofer Hi-Tech Investments Ltd., and an additional 4,761,239 ordinary shares which were purchased for an exercise price of $5,105,000 upon the partial exercise by LM Partners L.P. of its additional warrants, resulting in LM Partners L.P. owning 70,047,566 ordinary shares. Excludes 35,527 treasury shares.

(2)	Original closing warrants to purchase 17,000,000 ordinary shares (9,916,667 held by LM Partners L.P. and 7,083,333 held by Ofer Hi-Tech Investments Ltd.), as adjusted by an increase of 723,208 ordinary shares in connection with exercise by LM Partners L.P. of 4,761,239 additional warrants for an exercise price of $5,105,000.

(3)	Original additional warrants to purchase 27,979,855 ordinary shares (16,321,582 held by LM Partners L.P. and 11,658,273 held by Ofer Hi-Tech Investments Ltd.), less the partial exercise for 4,761,239 ordinary shares by LM Partners L.P.

(4)	Originally 4,250,000 ordinary shares, reduced by 723,208 ordinary shares. See note 2 above.

B.	Business Overview

Our laser and light-based systems are designed for use in a variety of medical environments. The principal target markets for our products are as follows:

Application	Target Markets

Aesthetic	Hospitals; physicians with private practices or clinics; aesthetic medi-spas; beauty/hair removal centers in regions where our devices can be used; entrepreneur investors in medi-spas with medical directors
Ophthalmic	Ophthalmologists, focusing on office-based procedures and surgical applications
Surgical	Hospitals and outpatient clinics
Dental	Dentists
Veterinary	Veterinarians

Strategy

We intend to maintain our leadership position in our markets by providing quality leading edge systems, accessories and service, and through in-house research and development and continued acquisition of new products and technologies. We intend to utilize both direct sales teams and distributors to market our products. We intend to expand our sales channels and product offerings to reach a wider customer base for our products. We intend to use our resources to ensure that we can compete effectively in each of the markets we have targeted.

Technology

Most of our products are based on proprietary technologies, using intense pulsed light, or IPL, radio frequency or laser technologies that we have pioneered or advanced.

Intense Pulsed Light Technology.  IPL, our proprietary technology, uses thermal energy generated by a broad band intense pulsed light source to selectively target unwanted lesions without damaging the surrounding tissue. IPL uses a combination of intense pulses of light and different cut-off filters. Our IPL products primary indications are: skin rejuvenation, non-invasive treatment of varicose veins and other benign vascular lesions; removal of benign pigmented lesions, such as age spots and sunspots, facial vascularity such as rosacea; and hair removal.

Laser Technologies.  Aesthetic, surgical and ophthalmic laser systems are generally categorized by the active material employed in generating the laser’s beam. Materials used in aesthetic, surgical and ophthalmic lasers may be gases, such as CO2, argon or krypton, or crystals, such as neodymium-doped yttrium-aluminum-garnet, or Nd:YAG, or erbium-doped yttrium-aluminum-garnet, or Er:YAG. The active material determines the wavelength of the light emitted and thus the applications for which various types of lasers are best suited. We offer laser systems utilizing different technologies, including the following:

•	CO2;

•	Nd:YAG;

•	Er:YAG;

•	Holmium YAG;

•	Diode; and

•	Argon.

Radiofrequency Technology (FACES or Functional Aspiration Controlled Electrothermal Stimulation).  We use FACES to secure the skin in order to allow radio frequency energy to pass through the epidermis and gently heat the deeper dermal tissue. The FACES handpiece uses a vacuum to fold the skin between two electrodes, ensuring tight contact and positioning the dermis in direct alignment with the path of radio frequency energy. Radio frequency energy flows between the electrodes in a straight path through the collagen rich dermal tissue. The vacuum ensures contact with electrodes to eliminate the risk of arcing. As the radio frequency energy meets impedance in the tissue, heat is generated, leading to collagen contraction and regeneration. For effective skin tightening and treatment of wrinkles and fine lines, heat must be created deep in the dermis without injuring the epidermis. Radio frequency systems come in three basic configurations: monopolar, flush bipolar, and Lumenis’ parallel bipolar design.

Products

Aesthetic Systems

Our main focus has been in the aesthetic market, responding to the public’s interest in improved appearances. In 2006, we derived approximately 34% of our revenues from the sale of aesthetic systems.

Applications.  The following are the primary applications for our aesthetic systems:

•	improving dyschromia, uneven pigment, skin texture and tone as well as reducing the results of sun damage, environmental exposure and the effects of aging;

•	removal of benign vascular lesions, including leg veins, spider veins on legs and face, deep vascular lesions and other red spots;

•	removal of benign pigmented lesions including brown spots, age spots, sunspots, scars and stretch marks;

•	tightening of skin laxity and treatment of wrinkles;

•	hair removal; and

•	tattoo removal.

Technology.  Our aesthetic systems utilize the following technologies:

•	Nd:YAG lasers;

•	CO2 lasers;

•	diode lasers;

•	IPL; and

•	Radio Frequency.

Products.  The following are the major products we currently market for aesthetic applications. We have designed some of our systems to have the versatility to treat several different conditions.

Lumenis One System.  Our Lumenis One system is our leading aesthetic product and offers four technologies on one multi-technology and multi-application customizable and upgradeable platform:

•	IPL for skin photorejuvenation and treating vascular and pigmented lesions;

•	LightSheer diode laser for hair removal;

•	Adjustable Multi-Spot Nd:YAG laser for treating leg veins and deeper vascular lesions; and

•	Aluma skin renewal system with FACEStm technology for the treatment of wrinkles, fine lines and skin laxity.

IPL Quantum.  Our IPL Quantum family of systems includes the following:

•	IPL Quantum SR system provides IPL photorejuvenation treatments for the treatment of benign pigmented lesions, solar lentingos, rosacea and vascular lesions;

•	IPL Quantum DL system that consists of an ND:YAG laser for treating leg veins and deep vascular lesions;

•	IPL Quantum HR system upgrade that consists of a multiple wavelength IPL for hair removal; and

•	IPL Quantum QS system upgrade that consists of a Q-switched Nd:YAG laser for tattoo removal.

Elora.  Our Elora dual-application system utilizes IPL for skin treatments, photorejuvenation and hair removal.

Lightsheer.  Our LightSheer system utilizes an 810nm high-power pulsed diode laser that provide safe and efficacious permanent hair reduction to patients of all skin types, including tanned skin. LightSheer has been recognized as an effective, simple-to-operate and low-maintenance system. The LightsSheer is available as both a standalone system or as a module for the Lumenis One multi-technology platform.

Aluma.  Our Aluma skin renewal system uses FACES technology in the tightening of skin laxity and the treatment of wrinkles in a low-downtime virtually painless procedure. The Aluma is available as both a standalone system or as a module for the Lumenis One multi-technology platform.

Ultrapulse Encore / ActiveFX and MaxFX.  UltraPulse Encore is the industry’s high-end, high-energy, short-pulse-duration CO2 laser technology that first made laser skin resurfacing possible. This high-powered laser provides performance enhancement over lower-powered CO2 lasers. It is used for performing a wide range of surgical and aesthetic procedures, including the minimally ablative ActiveFX procedure and the full face resurfacing MaxFX procedure and for blepheroplasty. ActiveFX is a fractional laser procedure, launched in April 2006, performed in a single treatment with minimal patient downtime. With the increasing availability of aesthetic treatments, more and more patients are seeking a remedy for fine lines, wrinkles, dyschromia, and skin laxity. Many of these patients have active personal and professional lives, and want a treatment that is both effective and convenient. We offer ActiveFX as a solution for these patients. During fractional treatment, only a portion of the skin’s surface is treated by the laser, leaving small “bridges” of untouched skin. This technique makes the healing process quicker and enables patients to get back to their normal life styles sooner.

Aestillisse.  The Aestillisse microdermabrasion system performs microderm procedures for the treatment of mild sun damage and other subtle facial imperfections, especially those who desire a light no-downtime procedure.

Ophthalmology Systems

CMG was a leader in the ophthalmic laser market since its introduction of the first argon photocoagulator system in 1970 for the treatment of retinal diseases and glaucoma. CMG had achieved a widespread reputation for innovations and product excellence with an installed base of over 30,000 ophthalmic lasers in more than 75 countries. Since our acquisition of CMG, we have been developing products which include both laser and other innovative technology solutions for the treatment of a variety of sight-threatening diseases. In 2006, we derived approximately 19% of our revenues from the sale of ophthalmic systems.

Applications.  The following are the primary applications for our ophthalmology systems:

Photocoagulators.  The purpose of this application is to heat or coagulate tissue. The primary application is the treatment of diabetic retinopathy, an abnormal vascular disease of the retina. Through the use of photocoagulation serious vision loss from diabetic retinopathy has been reduced in some patients from 50% to less than 2%. The following products, which we discuss below, provide photocoagulation treatment:

•	Novus 3000;

•	Novus Varia;

•	Novus Spectra; and

•	Ultima.

Photodisruptors.  A photodisruptor creates a small optical breakdown, or spark, to separate tissue or drill holes in the retina. The primary application is capsulotomy or perforation of the posterior capsule, a membrane left after removal of the cataractous lens. A secondary application is drilling holes in the iris, laser iridotomy, to relieve pressure in narrow angle glaucoma. The following products, which we discuss below, provide photodisruptor treatment:

•	Selecta Duet; and

•	Aura PT/Aura II.

Photoactivators.  A photoactivator is used to activate a drug, Visudyne, to cause selective destruction of abnormal retinal blood vessels. The primary application is treatment of the predominantly classic “wet” form of age related macular degeneration (AMD). In this system, the laser is not used to cut, but rather to activate the drug. The main product is our Opal PDT photoactivator which uses Visudyne, a drug provided by Novartis.

Selective Laser Trabeculoplasty (SLT).  SLT is used to selectively target individual trabecular meshwork cells to activate a biologic response that increases outflow of fluid to reduce intraocular pressure in open angle glaucoma. SLT is performed using the following products:

•	Selecta II; and

•	Selecta Duet.

Refractive Correction.  This is the correction of near and far sightedness and astigmatism. In China, Hong Kong and Japan, Lumenis distributes the Allegretto Wave laser, manufactured by Wavelight Laser Technologie AG, which has the capability of “custom ablation” to achieve better corrective vision for patients.

Technology.  Our ophthalmology systems use the following technologies:

•	Nd:YAG lasers;

•	argon lasers; and

•	diode-pumped and other diode lasers.

Products.  We currently market the following products for ophthalmology applications.

Selecta Lasers.  Our Selecta systems are based upon Nd:YAG lasers and include single-application systems as well as multi-technology and multi-application platforms. They consist of the following:

•	Selecta II: SLT 532 nanometer (nm) ND:YAG laser for open angle glaucoma

•	Selecta Duet: SLT 532 nm ND:YAG laser for open angle glaucoma and 1064 nm ND:YAG laser for cataracts

Our Selecta Duet is the first laser to treat both glaucoma and secondary cataracts and has been manufactured by another company for us. We have terminated this manufacturing contract and are developing a replacement product, including some improved features, which we expect to release in 2007.

Novus Lasers.  Our Novus systems utilize diode lasers for photocoagulation. They consist of the following:

•	Novus Varia;

•	Novus Spectra; and

•	Novus 3000.

We launched the Novus 3000 in November 2005. It is a fully-integrated operating room system used to treat diabetic retinopathy using a solid-state, diode-pumped laser providing 532 nm laser light with a dual-fiber delivery output delivering up to 3.0 watts of laser energy. Our Novus Varia is the world’s first three-color diode-pumped ophthalmic laser. Our Novus Spectra, a 532 nm green diode-pumped solid-state photocoagulation laser, is the first product to result from our integration of HGM Medical systems, which we acquired in December 2001.

Ultima Laser.  Our Ultima 2000 SE is an argon laser that is used for photocoagulation in both the anterior and posterior chambers of the eye.

Opal Laser.  Our Opal is a diode laser that is used as a photoactivator. It is used not as a cutting tool, but rather to activate the therapeutic drug, Visudyne, in patients with age-related macular degeneration. We developed this system specifically for use in conjunction with Visudyne.

The following table presents the applications for our ophthalmology products:

Product	Glaucoma	Retina/AMD	Comprehensive

Selecta II Glaucoma Laser System	X
Selecta Duet	X		X
Opal PDT Photoactivator		X	X
Novus Varia		X	X
Ultima 2000 SE	X		X
Novus 3000		X	X
Novus Spectra		X	X

Accessories.  We offer a number of ophthalmology accessories for use in conjunction with our laser systems.

In November 2005, we received FDA clearance to market the first coaxial multicolor laser indirect ophthalmoscope, or LIO, for the delivery of photcoagulator laser energy during ophthalmic surgery. It is compatible with our Novus 3000 and Novus Varia, and its main benefits include superior performance, integrated multi-wavelength eye safety filters and ease-of-use.

Surgical Systems

Our acquired businesses, including Laser Industries, with its Sharplan brand name, and CMG, were leaders in the surgical marketplace for over twenty-five years. We now have a leading position in the surgical laser market. In the fourth quarter of 2002, the FDA approved our UltraPulse SurgiTouch as the first application guided pulsed CO2 laser to offer an intuitive, versatile interface featuring pre-set parameters by specialty, application and suggested delivery device. UltraPulse SurgiTouch was the first product to result from our integration of CMG, which we acquired in April 2001. In 2006, we derived approximately 22% of our revenues from the sale of surgical systems.

We offer a broad range of laser systems and accessories for sale to hospitals and to medical practices to meet the growing in-office procedure demand.

Applications.  Physicians use our surgical systems in a number of applications, including those listed below:

•	Dermatology;

•	Ear/Nose/Throat;

•	Gastroenterology;

•	General Surgery;

•	Neurosurgery;

•	Orthopedic Surgery;

•	Podiatry;

•	Thoracic & Pulmonary; and

•	Urology/Genitourinary.

Dermatology.  The primary dermatology application for our products is laser resurfacing. Dermatologists use our UltraPulse Encore / ActiveFX and Max FX system for laser resurfacing.

Ear/Nose/Throat (ENT or Otolaryngology).  We have pioneered several ENT applications for both operating room and office environments. Our lasers enable the physician to create precise, hemostatic incisions and excisions and to ablate soft tissue with minimal thermal necrosis to the surrounding area. These units can be easily adapted for freehand surgery, laser microsurgery, and rigid endoscopy. ENT surgeons use the following products that we offer:

•	UltraPulse Encore; and

•	Compact 30/40C.

Gastroenterology.  Gastroenterologic surgeons use our lasers for incision, excision, coagulation, ablation and vaporization in order to perform minimally invasive surgeries. Gasrtoenterologic surgeons use our VersaPulse Power Suite system for these applications.

General Surgery.  General surgeons use our lasers for open, endoscopic and laparoscopic soft tissue incision, vaporization, ablation and coagulation in connection with hemorrhoidectomies, surgery of tumors, ulcers and infected lesions. General surgeons use the following products that we offer:

•	UltraPulse Encore;

•	Compact 30/40C; and

•	10XX Grey Line.

Gynecology.  Gynecologists use our lasers for various gynecologic procedures, including laparoscopy, colposcopy, hysteroscopy, endometrial ablation, and treating lesions of the lower genital tract. Gynecologists use the following products that we offer:

•	UltraPulse Encore; and

•	VersaPulse Power Suite.

Orthopedic Surgery.  Orthopedic surgeons require lasers that provide the precise delivery of treatment in the shoulder, knee, wrist, ankle and other smaller joints. They require a device that is versatile enough to cut, coagulate, ablate an shrink tissue, access the tight spaces found in many joints and that is compatible with both single-use and reusable delivery devices. We introduced the first holmium laser for orthopedics. It is widely used in arthroscopic applications. Orthopedic surgeons our VersaPulse Power Suite system for these applications.

Podiatry.  Podiatrists require lasers to perform precise hemostatic procedures, such as radical nail excisions, treat fungal and ingrown nails, plantar warts and neuromas, and perform ablations. Podiatrists use the following products that we offer:

•	UltraPulse Encore;

•	Compact 30/40C; and

•	10XX Grey Line.

Thoracic & Pulmonary.  Thoracic surgeons use lasers for soft tissue incision, excision, ablation and coagulation, as well as for removing polyps, granulomas, laryngeal lesions and obstructing carcinomas in the airway and tracheobronchial tree. They use our Encore, Compact 30/40C and 10XX Grey Line systems for these applications.

Urology.  Urologists use the following systems that we offer:

•	VersaPulse Power Suite.

Urologists use our VersaPulse Power Suite family of holmium lasers for two main applications in urology: ureteral, bladder and kidney stone lithotripsy and benign prostatic hyperplasia (BPH). BPH affects over 60% of men over the age of 60. We sell our VersaPulse Power Suite with a wide range of fibers, which enable physicians to penetrate hard to reach areas. Urologists use this laser is used to resect, ablate and coagulate tissue.

Technology.  Our surgical systems use the following technologies:

•	CO2;

•	holmium; and

•	Q-switched Nd:YAG.

Products.  We offer the following lasers and accessories for surgical applications:

VersaPulse PowerSuite Lasers.  We offer four VersaPulse PowerSuite lasers. Physicians use them in all surgical applications other than dermatology and neurosurgery. They are:

• 100W Holmium Laser:	This is a powerful holmium laser that provides a high energy and repetition rate for smoother cutting and faster, more efficient tissue treatment. This laser is used for high-power and long-duration procedures including bladder stone fragmentation and BPH treatment.
• 80W Holmium Laser:	This laser has the cutting power that orthopedic and ENT surgeons need for incising tough fibrous or cartilaginous material. It is also useful for other moderate- to high-energy procedures.
• 20W Holmium Laser:	This is an alternative choice for performing lithotripsy and some soft tissue procedures, as well as for select ENT applications. This is the smallest, most portable VersaPulse Power Suite model. It plugs into a standard electrical outlet and includes a printer port for optional printing of treatment summaries.
• Dual Wavelength Laser:	This system includes a 80W holmium laser and a 100W Nd:YAG laser. This is the most powerful configuration that we offer, combining two high-power lasers in one device. Physicians use it for numerous applications in many specialties that need high-energy or high repetition rate for both short- and long-duration procedures. Surgeons can quickly and easily select holmium for cutting and ablation or Nd:YAG for deeper coagulation using the foot pedal.

10S Series.  The 40 watt 1041S model, 55 watt 1055S model and the 80 watt 1080S model CO2 laser systems feature a precise and consistent control of char-free incision and ablation. The high energy pulse mode characteristics of each model pro-vide unique high frequency sequencing that automatically delivers the optimal output for char-free tissue effects at high and low power settings.

Compact Series.  This cost-effective line of Compact CO2 systems available from Lumenis — offering powers of 30 or 40 watts — combines portability with uncompromised performance. All units feature an extremely accurate laser beam, as well as SuperPulse operation modes. These lasers are advantageous for small operating theatres and physician offices and are easily transported to multiple office sites. The use of special contact tips and accessories allows the surgeon to apply the laser energy to target tissue. Char-free single-layer tissue ablation may be performed with any of the Lumenis CO2 systems using our exclusive SurgiTouch scanning technology.

NovaPulse.  NovaPulse 20-watt CO2 laser is ideal for small clinics and offices. Based on a flexible fiber delivery system, it combines the advantages of laser precision and hemostasis with a familiar scalpel-like feel. The NovaPulse system delivers short-duration, high amplitude pulses followed by short pauses during which tissue is allowed to cool thus minimizing charring and thermal necrosis. A wide selection of handpieces and changeable tips maximize efficacy in a full range of ENT, dermatology, oral maxillofacial, podiatry and general surgical procedures. A specialized scanner offers char-free, uniform, layer-by-layer vaporization of areas up to 10 mm.

UltraPulse Encore.  See Ultrapulse and Ultrapulse Encore / ActiveFX and MaxFX above under “Aesthetic Systems — Products.”

In 2001, we entered into a U.S. distribution agreement with Boston Scientific Corp. under which Boston Scientific Corp. is responsible for sales of fibers and accessories as well as for providing sales leads for holmium lasers to our direct distribution force. We entered into an agreement for distribution in Japan under which Boston Scientific Corp. is responsible for sales of all of our urology offerings in Japan.

Accessories.  We offer a number of surgical accessories for use in conjunction with our laser systems.

Dental Applications

In 2006, we derived approximately 3% of our revenues from dental systems.

Applications.  We have developed several dental lasers to enable dentists to perform hard and soft tissue applications including drilling, cavity preparation, gum trimming and periodontal procedures, as well as teeth whitening.

Technology.  Our dental systems use the following technologies:

•	Er:YAG;

•	CO2; and

•	Diode.

Products.  Our leading systems for dental applications include:

Opus5 and Opus10.  Opus5 and Opus10 are compact lightweight efficient 830mm diode laser systems with either 5 or 10 watts of power. The Opus lasers can also be used for soft tissue applications such as cosmetic and periodontal procedures, minor surgical procedures (troughing), and curettage. The Opus systems can be used to whiten teeth in conjunction with a specified gel.

OpusDuo AquaLiteE and AquaLite EC.  The OpusDuo AquaLite system, which we launched in October 2005, is our next generation technology for dental and oral surgical applications. It improves upon our Opus20 and original OpusDuo. It is dentistry’s only combination erbium YAG, or Er:YAG, and SuperPulse CO2 dual-wavelength laser system. It is designed for both hard and soft tissue procedures. It has an illuminated contra-angle handpiece and touch screen control with pre-set operating parameters for over 100 hard and soft tissue procedures. Both lasers are contained in one cabinet with two distinct delivery systems. Both lasers incorporate the Opus patented hollow wave guide delivery system that emits high energy pulses. The Er:YAG laser is designed primarily for hard tissue procedures on enamel, dentin and bone, including cavity and crown lengthening, caries removal and etching. The CO2 laser is effective for a wide variety of soft tissue applications, including gingevectomy, gingivoplasty, frenectomy, implant exposure, laser troughing, crown lengthening, and guided tissue regeneration. The OpusDuo AquaLite enables dentists to remove hard tissue at speeds equal to high speed mechanical handpieces.

Novapulse.  The NovaPulse system contains a 20 Watt SuperPulse CO2 LX-20SP laser and provides precise incision and excision capabilities for a wide variety of soft tissue applications. This CO2 laser is intended for procedures where hemostasis and precision are important. Dentists use it for a wide variety of soft tissue applications including gingevectomy, gingivoplasty, frenectomy, implant exposure laser troughing, crown lengthening, biopsies and guided tissue regeneration. The NovaPulse can also be used for multiple perio/oral surgical applications. The NovaPulse offers the patented hollow wave guide technology for more flexibility and energy to tissue.

Accessories.  We also sell a variety of handpieces and accessories for its dental lasers.

Veterinary Applications

We pioneered laser applications in the veterinary area with the NovaPulse, a compact, easy to use, CO2 laser. We use the AccuVet brand in marketing to the veterinary market. The many surgical applications include: removal of cysts, tumors and warts; specialized internal procedures; neutering; spaying; and declawing.

Products Under Development

In order to maintain and enhance our competitive position, we believe it is imperative to develop new products and applications and introduce new technologies. We develop some of these products internally, we develop some pursuant to research agreements, and we acquire or license some.

Marketing, Distribution And Sales

We have established four regional centers to coordinate local sales, marketing, service and administrative functions for all of our product systems. In addition to the sale of products, we generate revenues from service calls, maintenance agreements, sales of parts and accessories and the distribution of clinical management software with some of our products. We sell directly in fourteen countries, primarily the United States, the United Kingdom, France, Italy, Germany, Japan and China. We sell the remainder of our products through out global distributor networks. These distributors sell our products in over 111 countries around the world. We generally grant our distributors exclusive territories for the sale of particular products in specified countries.

We have a regional sales, service and administrative center in each of the geographic areas that serve as our business units. We also use these areas as our reporting segments. See “Breakdown of Net Sales by Activity and Geographic Market” below:

•	Americas, headquartered in Santa Clara, California, which is responsible for direct sales in the United States and distributor sales in Canada and Latin America.

•	Europe, headquartered in Yokneam, Israel, which is responsible for direct sales in France, Germany, Italy and the United Kingdom and for distributor sales in the rest of Europe, the Middle East the former Soviet-bloc countries and Africa. The European headquarters also manages our main distribution center outside the United States.

•	China, headquartered in Beijing, China, and Asia Pacific, headquartered in Hong Kong, which are responsible for direct sales operations in the People’s Republic of China and Hong Kong as well as distributor sales in the other countries in Asia and the rest of the world, not covered elsewhere.

•	Japan, headquartered in Tokyo, Japan, which is responsible for direct sales operations in Japan.

In our Americas market, approximately 90% of our net sales are in the United States, almost all of which are direct to customers through our sales personnel in the United States. The remainder of our Americas sales are in Canada and Latin America, almost all of which are to distributors. The majority of our sales of surgical products in the United States are made to Boston Scientific Corp., which distributes them for us. Our largest customers in the Americas are the following distributors: Boston Scientific Corp.; Novation; Coherent AMT; and Premier (GPO).

In our Europe market, we have a presence in over 70 countries. Approximately two-thirds of our net sales are to distributors, and approximately one-third of our net sales are direct to customers through our sales personnel, primarily in Germany, the United Kingdom, Italy and France. These countries, together with Spain, are our largest Europe sub-markets. Our largest customers in the Europe market are the following distributors: Mediform Group; Sigmacon Medical Products; Druco; and Rosslyn Medical.

In our China and Asia Pacific market, our largest customers are the following distributors: Wonik; Medtel; and Mostyle.

In our Japan market, most of our net sales are direct to customers through our sales personnel in Japan. We sell most of our surgical products in Japan to Boston Scientific Corp., which distributes them for us. Our largest customers in Japan are the following distributors: Boston Scientific Corp.; Riz Medical; and Shinagawa Kinshi Clinic.

We also have entered into distribution agreements with other manufacturers to grant us rights to distribute third party products that complement our product offerings, such as the ClearLight Phototherapy system for acne, Allegretto Wave laser for laser vision correction, Selecta Duet for glaucoma and cataracts and Aura photodisruptor for capsulotomy, all of which we sell through the regional sales and service centers.

Since 2005, we have outsourced our global supply chain activities to UPS Supply Chain Solutions, a subsidiary of UPS. UPS Supply Chain Solutions provides logistics, warehouse management, customs and transportation services for all our activities worldwide and provides specialty services, such as critical order management and service parts logistics. In addition, we have outsourced our global information technology services to EDS Israel, a subsidiary of Electronic Data Services since 2005.

Breakdown Of Net Sales By Activity and Geographic Market

The following table presents our net sales by geographic area for the fiscal years indicated (in thousands of U.S. dollars):

	2006	2005	2004

Americas	$127,874	$143,798	$127,334
Europe	59,795	60,268	55,060
China/Asia Pacific	39,484	38,786	38,802
Japan	37,225	42,586	42,642

Total	$264,378	$285,438	$263,838

We use the geographic areas set forth in the table above as our reporting segments. Beginning with the fiscal year ended December 31, 2003, we changed our reporting segments from product systems to these geographic areas. See Note 23 of our consolidated financial statements for financial information about our business segments.

The following table presents our net sales by product systems for the fiscal years indicated (in thousands of U.S. dollars):

	2006	2005	2004

Aesthetic	$88,604	$100,393	$88,039
Opthamolic	49,479	59,940	61,352
Surgical	59,256	54,188	42,581
Dental	6,909	6,501	6,813
Service/Spare Parts/Other	60,130	64,416	65,053

Total	$264,378	$285,438	$263,838

To assist customers in financing their purchases of our products, we or our distributors may introduce them to one of a number of independent leasing companies and in some cases may earn a fee for referral. As is common in this industry, a substantial portion of our sales are completed in the last few weeks of each calendar quarter.

We generally sell more of our products during the second and the fourth fiscal quarters than in the first and third fiscal quarters. We believe that this is because during the third fiscal quarter many physician customers take summer vacation and during the first fiscal quarter many hospitals and medical organizations have not yet assessed their needs and budgets for the upcoming year.

Manufacturing

We manufacture our products in two principal locations: Yokneam, Israel, where aesthetic, surgical, veterinarian and dental products are manufactured; and Salt Lake City, Utah, where aesthetic and ophthalmic products are manufactured and Yokneam products are repaired and refurbished. We have outsourced the manufacture of some of our aesthetic products.

We manufacture products based mostly upon sales forecasts and, to a lesser extent, upon specific orders received from our customers. We deliver products based upon purchase orders received, and on average we fulfill each customer’s order for products in regular production within two to eight weeks of receipt of the order.

Sources and Availability of Raw Materials

We manufacture our products from a large number of parts, using standard components as well as specially developed subassemblies supplied by subcontractors and vendors meeting our specifications.

Some of our critical components are supplied by sole sources. Due to their sophisticated nature, certain components must be ordered up to six months in advance, resulting in a substantial lead time for certain production runs. In the event that such limited source suppliers are unable to meet our requirements in a timely manner, we may experience an interruption in production until we can obtain an alternate source of supply. In order to mitigate this risk, we provide our suppliers with a purchasing plan and a three- to nine-month estimate of future orders.

We use UPS as our global supply chain vendor to provide logistics and related services, including storing and stocking our raw materials inventory and finished goods inventory.

We order raw materials, including optical and electronic parts, which we send in kits to subcontractors for assembly of components and subassemblies. We conduct assembly (in part), integration, and quality assurance of the components and subassemblies at our manufacturing facilities. In some cases, we test quality on-site at the subcontractor’s facility.

Research And Development

Our research and development strategy is to develop high quality products and related accessories to maintain our competitive advantage. Our research and development efforts are conducted at our Yokneam, Israel, Salt Lake City, Utah, and Santa Clara, California facilities. We believe that the close interaction between our research and development, marketing, and manufacturing groups allows for timely and effective realization of our new product concepts.

We may apply for and receive certain grants and tax benefits from, and participate in, programs sponsored by the Government of Israel.

Israeli tax law permits, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research), and the research and development is for the promotion of enterprise and is carried out by or on behalf of a company seeking such deduction. Expenditures not approved as such are deductible over a three year period for Israeli tax purposes. However, the amounts of any government grants made available to us are subtracted from the amount of the deductible expenses.

The Government of Israel encourages research and development projects through the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or OCS, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, and the regulations promulgated thereunder, or the Research and Development Law. Under the Research and Development Law, research and development programs that meet specified criteria and are approved by the research committee of the OCS are eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by such committee. In exchange, the recipient of such grants is required to pay the OCS royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived from such program (including ancillary services in connection with such program), usually up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program (or, for grants received on or after January 1, 1999, until 100% of the dollar value plus LIBOR interest is repaid). The royalty rates range generally from 3% to 5% depending on the number of years that lapse between receipt of the grant and repayment.

In June 2005, an amendment to the Research and Development Law came into effect, which is designed to make the Research and Development Law more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of OCS-funded know-how outside of Israel, as further described below. The Research and Development Law generally requires that the product developed under a program be manufactured in Israel. However, upon the approval of a governmental committee under the Research and Development Law, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased up to 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. The recent amendment to the Research and Development Law further permits the OCS, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. The Research and Development Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the OCS whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount will be required in such cases. If we elect to transfer more than an insubstantial portion of our manufacturing processes to contractors outside of Israel, we may be required to obtain the consent of the OCS and pay higher royalties to the OCS.

The technology and know-how developed with government grants may not be transferred to third parties, including non-residents of Israel, without the prior approval of a governmental committee under the Research and Development Law. The approval, however, is not required for the export of any products developed using the grants. Approval of the transfer of technology and know-how to residents of Israel may be granted in specific circumstances, only if the recipient abides by the provisions of the Research and Development Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased.

The Research and Development Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and foreign interested parties to notify the OCS of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the OCS to comply with the Research and Development Law. Generally, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the OCS that it has become an interested party and to sign an undertaking to comply with the Research and Development Law. In addition, the rules of the OCS may require additional information or representations in respect of certain of such events.

The funds available for OCS grants out of the annual budget of the State of Israel have been reduced in the past and may be further reduced in the future. We cannot predict whether, if at all, we would be entitled to any future grants or the amounts of any such grants.

In connection with a program(s) approved by the OCS, we and our subsidiaries did not receive or accrue participation grants from the State of Israel for any of the years ended December 31, 2004, 2005 and 2006. In return for the Government’s participation payments, we and our subsidiaries are obligated to pay royalties at a rate of 3% to 5% of sales of the developed product until the Office of the Chief Scientist is repaid in full. In the years ended December 31, 2004, 2005 and 2006, we and our subsidiaries incurred royalty expenses payable to the Office of the Chief Scientist in aggregate amounts of $452 thousand, $424 thousand, and $451 thousand. As of December 31, 2006, the balance of our outstanding obligation to the State of Israel in connection with all participation payments was approximately $3.6 million which will be repaid to the government in the form of royalties on sales of those products that reach the market.

Competition

Competition in our markets is intense and we expect it to increase. In addition, we compete in markets subject to rapid technological innovation and change. Competition arises from other light-based products as well as alternate technologies. Competitors range in size from small single product companies to large multifaceted corporations, which may have greater resources than those available to us. Major competitors are: in the aesthetic market, Alma Lasers, Aesthera Corp., Candela Corporation, Cutera Inc., Cynosure, Inc., Danish Dermatological Development A/S, Palomar Medical Technologies, Inc., Reliant Technologies Inc., Syneron Medical Ltd., and Thermage Inc.; in the surgical market, Diomed Inc., Dornier MedTech, Laserscope, Lisa Laser Products and Bioletic AG; in the ophthalmic market, Carl Zeiss Meditech AG, Nidek Technologies Inc. and Iridex Corporation, Optimedica; in the dental market, Biolase Technology, Inc. and Hoya Con-Bio; and in the veterinary market, Aesculight and Cutting Edge.

Some competitors have substantially greater financial, engineering, product development, manufacturing, marketing and technical resources than we do. Some companies also have greater name recognition than we do and long-standing customer relationships. In addition, other medical companies, academic and research institutions, or others, may develop new technologies or therapies, including medical devices, surgical procedures or pharmacological treatments and obtain regulatory approval for products utilizing such techniques that are more effective in treating the conditions that we target or are less expensive than our current or future products. Our technologies and products could be rendered obsolete by such developments. To compete effectively, we will need to continue to expand our product offerings, update our existing products and expand our distribution. Our competitive position depends upon a number of factors, including the following:

•	Brand recognition;

•	Product performance and efficacy;

•	Product positioning;

•	Pricing;

•	Characteristics and functionality;

•	Ease of use;

•	Scalability;

•	Durability and quality;

•	Warranty and service; and

•	Cost.

We cannot assure that we can compete effectively against such competitors. In addition, we cannot assure that these or other companies will not succeed in developing technologies, products or treatments that are more effective than ours or that would render our technology or products obsolete or non-competitive. Any such developments could have a material adverse effect on our business, financial condition and results of operations.

Patents And Intellectual Property

We have obtained and now hold 150 patents in the United States and 100 patents outside of the United States and has applied for 35 and 25 patents in the United States and outside of the United States, respectively. In general, however, we rely on our research and development program, production techniques and marketing, distribution and service programs to advance our products. We also license certain of our technologies from third parties pursuant to various license agreements. Patents filed both in the United States and Europe have a life of twenty years from the filing date. However, patents filed in the United States prior to June 1995 expire the later of twenty years from filing or seventeen years from the issue date. None of our material patents are expected to expire in the near future.

Technologies related to our business, such as laser and IPL technologies, have been rapidly developing in recent years. Numerous parties have sought patent protection on developments in these technologies.

Our policy is to obtain patents by application, license or otherwise, to maintain trade secrets and to operate without infringing on the intellectual property rights of third parties. Loss or invalidation of certain of these patents, or a finding of unenforceability or limited scope of certain of our intellectual property, could have a material adverse effect on us. The patent position of many inventions in the areas related to our business is highly uncertain, involves many complex legal, factual and technical issues and has recently been the subject of litigation industry-wide. There is no certainty in predicting the breadth of allowable patent claims in such cases or the degree of protection afforded under such patents. As a result, there can be no assurance that patent applications relating to our products or technologies will result in patents being issued, that patents issued or licensed to us will be useful against competitors or that we will enjoy patent protection for any significant period of time.

It is possible that patents issued or licensed to us will be successfully challenged or that patents issued to others may preclude us from commercializing our products under development. Litigation to establish or challenge the validity of patents, to defend against infringement, enforceability or invalidity claims or to assert infringement, invalidity or enforceability claims against others, if required, can be lengthy and expensive, and may result in determinations materially adverse to us. There can be no assurance that the products currently marketed or under development by us will not be found to infringe patents issued or licensed to others. Likewise, there can be no assurance that other parties will not independently develop similar technologies, duplicate our technologies or, with respect to patents which are issued to us or rights licensed to us, design around the patented aspects of the technologies. Third parties could also obtain patents that may require licensing of their patented technology for the conduct of our business.

Because of the rapid development of technologies which relate to our products, there may be other issued patents which relate to basic relevant technologies and other technologies that we market. From time to time, we receive inquiries from third parties contending that we are infringing their patents. If such third parties were to commence infringement suits against us, and such patents were found by a court to be valid, enforceable and infringed upon by us, the we could be required to pay damages and/or make royalty payments. Depending on the nature of the patent found to be infringed upon by us, a court order requiring us to cease such infringement could have a material adverse effect on us. See “Legal Proceedings” under Item 8A below.

Government Regulation

The products that we manufacture and market are subject to regulatory requirements mandated by the U.S. FDA, the European Union and similar authorities in other countries. We believe that our principal products will be regulated as “devices” under United States federal law and FDA regulations. The process of obtaining clearances or approvals from the FDA and other regulatory authorities is costly, time consuming and subject to unanticipated delays.

Among the conditions for FDA approval of a medical device is the requirement that the manufacturer’s quality control and manufacturing procedures comply with the Quality System Regulations, or QSR, which must be followed at all times. The QSR regulations impose certain procedural and documentation requirements upon a company with respect to design, manufacturing, complaint handling and quality assurance activities. These QSR requirements control every phase of design and production from the receipt of raw materials, components and subassemblies to the labeling of the finished product.

In February 1997, we received a Quality System Certification Award for being in compliance with ISO 9001. ISO 9001 is a globally recognized standard established by the International Standards Organization in Geneva, Switzerland and has been adopted by more than 90 countries worldwide. ISO 9001 embraces principles of the QSR and is a comprehensive quality assurance standard. ISO certification is based upon adherence to established quality assurance standards and manufacturing process controls.

In 1998, the European Union determined that marketing or selling any medical products or devices within the European community requires a CE Mark according to the European Medical Device Directive. It is the responsibility of member states to ensure that devices capable of compromising the health and safety of patients (and users) do not enter the market. Obtaining a CE Mark for medical devices is regulated according to the European Medical Device Directive. The medical device must comply with the requirements of the European Medical Device Directive that applies at each stage, from design to final inspection. We have complied with the EU standards and has received the CE Mark for all of our systems distributed in EU.

International sales are subject to specific foreign government regulation and those regulations vary from country to country. The time required to obtain approval for any device to be sold in any foreign country may be longer or shorter than that required for FDA clearance and there can be no assurance that approval in any jurisdiction will be obtained or, if granted, will not be withdrawn.

Employees

As of December 31, 2006, we had 932 full-time employees. In Israel we had 270 employees, in the Americas 386 employees, in our Europe area 74 employees, in Japan 106 employees and in the China and Asia Pacific region 96 employees.

Financial Information About Foreign And Domestic Operations And Export

See “Breakdown of Net Sales By Activity and Geographic Market” above and to note 23 to our financial statements with respect to financial information about geographic areas of our business.

Our worldwide business is subject to risks of currency fluctuations, governmental actions and other governmental proceedings outside Israel. We do not regard these risks as a deterrent to further expansion of our operations outside Israel. However, we closely review our methods of operations and adopts strategies responsive to changing economic and political conditions.

Within the EU, there has been an evolution toward a single market for which the Economic and Monetary Union, or EMU, including the adoption of the Euro as a single currency, marks an important step. We have recognized the strategic significance of this development and adopted the Euro in 2000 for use in EMU markets, other than the United Kingdom.

For risks related to our operations in Israel, see “Conditions in Israel” and “Operating Results” in Item 5 below.

Conditions In Israel

We are incorporated under the laws of, and our principal offices and manufacturing and research and development facilities are located in, the State of Israel. Therefore, we are directly affected by political and military conditions which are discussed in the “Risks Relating to our Location in Israel” in Item 3D above, and economic conditions in Israel, which could affect our U.S. shareholders.

Israeli Tax Considerations and Government Programs

The following is a summary of certain aspects of the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of the Israeli government programs benefiting us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities or the courts will accept the views expressed in this discussion. This discussion does not address all of the Israeli tax aspects that may be relevant to our company.

General Corporate Tax Structure in Israel

Until December 31, 2003, the regular tax rate applicable to income of companies (which are not entitled to benefits due to investments in “approved enterprise”, as described below) was 36%. In June 2004 and in July 2005, amendments to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 and (No. 147), 2005 respectively, were adopted, which determine, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 — 35%, 2005 — 34%, 2006 — 31%, 2007 — 29%, 2008 — 27%, 2009 — 26% and 2010 and thereafter — 25%.

However, the effective tax rate payable by a company that derives income from an approved enterprise, discussed further below, may be considerably less. See “The Law for the Encouragement of Capital Investments, 1959” below.

In addition, generally, Israeli companies are subject to capital gains tax at a rate of 25% on capital gains derived after January 1, 2003 (other than capital gains from the sale of listed securities, which are subject to the then current corporate rate applicable to the company).

Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, or the Investment Law, provides certain incentives for capital investments in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an approved enterprise, is entitled to benefits. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made or the election of the grantee.

The Investment Law was significantly amended effective April 2005. Tax benefits granted in accordance with the provisions of the Investment Law prior to its revision remain in force, but any new benefits granted in the future will be subject to the provisions of the amended Investment Law. Therefore, the following discussion is a summary of the Investment Law prior to its amendment as well as the relevant changes contained in the new legislation.

Tax benefits from Approved Enterprises approved before April 1, 2005

Under the Investment Law prior to its amendment, a company that wished to receive benefits had to receive an approval from the Investment Center of the Israeli Ministry of Industry, Trade and Labor, or Investment Center. Each certificate of approval for an approved enterprise relates to a specific investment program in the approved enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

An approved enterprise may elect to forego any entitlement to the grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program under which the undistributed income from the approved enterprise is fully exempt from corporate tax for a defined period of time. Under the alternative benefits program, a company’s undistributed income derived from an approved enterprise will be exempt from corporate tax for a period of between two and 10 years from the first year of taxable income, depending upon the geographic location within Israel of the approved enterprise. Upon expiration of the exemption period, the approved enterprise is eligible for the reduced tax rates otherwise applicable under the Investment Law for any remainder of the otherwise applicable benefits period. If a company has more than one approved enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific approved enterprise. Income derived from activity that is not integral to the activity of the approved enterprise must be allocated among the different approved enterprises and therefore does not enjoy tax benefits.

A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors company, or FIC. A FIC eligible for benefits is essentially a company with a level of foreign investment of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether or not a company qualifies as a FIC is made on an annual basis. A company which qualifies as a FIC will be eligible for an extension of the period during which it is entitled to tax benefits under its approved enterprise status (so that the benefit periods may be up to ten years) and for further tax benefits if the level of foreign investment exceeds 49%. If the company that has an approved enterprise program is a wholly owned subsidiary of another company, then the percentage of foreign investments is determined based on the percentage of foreign investment in the parent company.

The tax rates and related levels of foreign investments are set forth in the following table:

Percent of
Foreign Ownership	Tax Exemption Period	Reduced Tax Period	Rate of Reduced Tax

0-25%	2 years	5 years	25%
25-49%	2 years	8 years	25%
49-74%	2 years	8 years	20%
75-90%	2 years	8 years	15%
90-100%	2 years	8 years	10%

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the approved enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed at the rate that would have been applicable had the company not elected the alternative benefits program (generally 10% to 25%).

In addition, if the dividend is distributed within 12 years after the commencement of the benefits period, the dividend recipient is taxed at the reduced withholding tax rate of 15%, or at the lower rate under an applicable tax treaty. After this period, the withholding tax rate is 25%, or at the lower rate under an applicable tax treaty. In the case of a company with a foreign investment level (as defined by the Investment Law) of 25% or more, the 12-year limitation on reduced withholding tax on dividends does not apply.

The Investment Law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. This benefit is an incentive granted by the Israeli government regardless of whether the alternative benefits program is elected.

Tax benefits under an Amendment that became effective on April 1, 2005

Pursuant to an amendment to the Investment Law effected on April 2005, the approval of the Investment Center is required only for approved enterprises that receive cash grants. Approved enterprises that do not receive benefits in the form of governmental cash grants, but only tax benefits, are no longer required to obtain this approval. Instead, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the amendment. These approved enterprises may, at their discretion, elect to apply for a pre-ruling from the Israeli tax authorities confirming that they are in compliance with the provisions of the law. The amendment also authorizes the Investment Center, on an interim basis, to permit extensions and amendments of certificates of approval that were granted prior to the amendment coming into effect.

Tax benefits are available under the amendment to the Investment Law to production facilities (or other eligible facilities), that derives more than 25% of their business income from export. In order to receive the tax benefits, the amendment states that the company must make an investment, which meets all the conditions set out in the amendment for tax benefits and exceeds a minimum amount specified in the Investment Law. Such investment allows the company to receive a benefited enterprise status, and may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the benefited enterprise. Where the company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a benefited enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a benefited enterprise is required to exceed a certain percentage of the value of the company’s production assets before the expansion.

Dividends paid out of income derived by a benefited enterprise will be treated similarly to payment of dividends by an approved enterprise under the alternative benefits program. Therefore, dividends paid out of income derived by a benefited enterprise (or out of dividends received from a company whose income is derived from a benefited enterprise) are generally subject to withholding tax at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. The reduced rate of 15% is limited to dividends and distributions out of income derived from a benefited enterprise during the benefits period and actually paid at any time up to 12 years thereafter except with respect to a FIC, in which case the 12-year limit does not apply.

A company qualifying for tax benefits under the amendment which pays a dividend out of income derived by its benefited enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, or lower depending on the level of foreign investment in a qualified FIC.

The benefits available to an approved enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval, as described above. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, together with consumer price index linkage adjustment and interest, or other monetary penalty.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under specific conditions, a tax deduction for research and development expenditures, including capital expenditures, relating to scientific research and development projects, for the year in which they are incurred. These expenditures must be approved by the relevant Israeli government ministry, determined by the field of research, and the research and development must be for the promotion or development of the company. Furthermore, the research and development is carried out by or on behalf of the company seeking the deduction. However, the amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not approved by the relevant Israeli government ministry, but otherwise qualifying for deduction, are deductible over a three-year period. See “Research and Development” above.

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

According to the Law for the Encouragement of Industry (Taxes), 1969, the Industry Encouragement Law, an “industrial company” is a company resident in Israel that derives 90% or more of its income in any tax year (other than government loans, and specific kinds of passive income such as capital gains, interest and dividends) from an “industrial enterprise” that it owns. An “industrial enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production.

Under the Industry Encouragement Law, industrial companies are entitled to the following tax benefits, among others:

•	deduction of purchases of know-how, patents and the right to use a patent over an eight-year period for tax purposes;

•	deduction over a three-year period of expenses related to public offering;

•	the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies; and

•	accelerated depreciation rates on equipment and buildings.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

We believe that we currently qualify as an industrial company within the definition of the Industry Encouragement Law. We cannot assure you that we will continue to qualify as an “industrial company” or that the benefits described above will be available to us in the future.

Special Provisions Relating to Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. Certain features of the Inflationary Adjustments Law are described below:

•	When the value of a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the Israeli consumer price index.

•	If the company’s depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

•	Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

•	Capital gains on certain traded securities, which are generally taxed at a reduced tax rate for individuals, are taxable at the corporate tax rate in specified circumstances. As of January 1, 2006, the relevant provisions governing taxation of companies on capital gains derived from the sale of traded securities are included in the Tax Ordinance, and the Adjustments Law no longer include provisions in this regard.

The Israeli Income Tax Ordinance and regulations promulgated thereunder allow FIC, which maintain their accounts in U.S. dollars in compliance with the regulations published by the Israeli Minister of Finance, to base their tax returns on their operating results as reflected in the dollar financial statements or to adjust their tax returns based on exchange rate changes rather than changes in the Israeli CPI, in lieu of the principles set forth by the Inflationary Adjustments Law. A company that elects to measure its results for tax purposes based on the dollar exchange rate cannot change that election for a period of three years following the election.

C.	Organizational Structure

We are an Israeli company that commenced operations in 1991. The following is a list of our subsidiaries. All of our subsidiaries are wholly-owned, except as indicated below.

Jurisdiction
Subsidiary	of Incorporation

Lumenis Holdings Inc.	Delaware
Lumenis Inc.	Massachusetts
Sharplan Lasers Inc.	Delaware
Lumenis (Mexico) SA de CV	Mexico
Applied Optronics Corp.	Delaware
Sahar Technologies Inc.	California
Luxar Corporation (Administratively Dissolved)	Washington
Sharplan 2000 Inc.	Delaware
Opus Dent U.S.A. Inc.	Delaware
Spectron Lasers USA Inc.	Delaware
Laser Industries Ltd.	Israel
Opusdent Ltd.	Israel
Medic Lightech Ltd.(1)	Israel
L.B.T. Ltd.	Israel
Spectron Cosmetics Ltd.	Israel
Lumenis Holdings (Holland) BV	Holland
Lumenis (UK) Limited	UK
Sharplan Lasers (UK) Ltd.	UK
Spectron Cosmetics Holdings Ltd.	UK
Spectron Cosmetics Ltd.	UK
Sharplan Lasers (Europe) Ltd.	UK
Lumenis (Germany) GmbH	Germany
Lumenis (Austria) GmbH	Austria
Lumenis (France) SARI	France
Lumenis (Italy) SARI	Italy
Opusdent GmbH Germany	Germany
Lumenis (HK) Ltd.	Hong Kong
Lumenis (Asia Pacific) Ltd.	Hong Kong
Lumenis Japan Co. Ltd.	Japan
Lumenis Star Co. Ltd.	Japan
Wuhan Sharplan Chutian Medical Laser Manufacturing Ltd.(2)	China
Ke Yi Ren Medical Laser Equipment Trading (Beijing) Co. Ltd.	China
Aestilight Japan Ltd	Japan
Lumenis India Private Ltd.	India

(1)	99.9% owned by Lumenis Ltd.

(2)	51% owned by Lumenis Ltd.

D.	Property, Plant and Equipment

Our principal executive offices and principal engineering, development, manufacturing, shipping and service operations are located in an approximately 75,000 square foot facility in Yokneam, Israel, an approximately

70,000 square foot facility in Santa Clara, California, and an approximately 68,138 square foot facility in Salt Lake City, Utah. The lease on the initial facility in Yokneam (of approximately 34,000 square feet) expires in July 2011, and the lease on the second facility in Yokneam (of approximately 36,000 square feet) expires in February 2009. The lease on the Santa Clara facility expires in December 2012. The lease on one building of the Salt Lake City facility expires in March 2009, and the lease on the other building of the Salt Lake City facility expires in September 2013. In March 2007, we closed our New York City administrative office, and the lease for that office expires in October 2007.

In addition, we maintain sales offices in China, France, Germany, Hong Kong, Italy, Japan, The Netherlands and the United Kingdom. We lease these premises.

We do not own any real property.

In accordance with our logistics services agreement with UPS, we maintain inventory at the UPS warehouse facility in Louisville, Kentucky.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this registration statement.

A.	Operating Results

Critical Accounting Policies and Estimates

The preparation of these financial statements requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates, including those related to product returns, bad debts, inventories, investments, tangible and intangible assets, income taxes, financing, warranty obligations, restructuring, long-term service contracts, contingencies and litigation.

We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

•	Revenue recognition;

•	Allowance for doubtful accounts;

•	Inventory valuation and provisions;

•	Valuation of goodwill and intangible assets;

•	Provision for warranty obligations;

•	Legal contingencies; and

•	Income tax reserves

For a detailed discussion of the application of these and other accounting policies, see Note 3 to our consolidated financial statements.

Revenue recognition.  We record revenues in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition in Financials Statements (“SAB 104) which requires that the following four criteria be met in order to recognize revenue:

1) Persuasive evidence of an agreement exists;

2) Delivery has occurred or services have been rendered;

3) The selling price is fixed or determinable; and,

4) Collectibility is reasonably assured.

The timing of revenue recognition amongst the various products and customers is dependent upon satisfaction of these criteria and generally from shipment to delivery by the customer depending on the individual transaction. Revenues from service contracts are recognized on a straight-line basis over the life of the related service contracts.

Our products sold through agreements with distributors are non-exchangeable, non-refundable, non-returnable and without any rights of price protection or stock rotation. Accordingly, we consider all the distributors as end-users.

Deferred revenue includes the fair value of unearned amounts of service contracts and other elements of revenue where the criteria for revenue recognition have not been met. Where revenue from product sales to end-users includes multiple elements within a single contract and it is determined that multiple units of accounting exist, the Company’s accounting policy complies with the revenue determination requirements set forth in EITF 00-21, relating to the separation of multiple deliverables into individual accounting units with determinable fair values. These elements are recognized as revenue when the respective earnings process has been completed.

In accordance with EITF 00-10, reimbursed shipping and handling costs for product sales are included in revenue with the related expense included in cost of goods sold.

Provisions for returns are recorded as a reduction of revenue and are generally based on historical experience. The Company evaluates whether collectibility is reasonably assured based on a review of the credit worthiness of customers and other relevant factors.

Allowance for doubtful accounts.  Credit limits are established through a process of reviewing the financial history and stability of each customer. Where appropriate, we obtain credit rating reports and financial statements of customers when determining or modifying their credit limits and in some cases, obtain third party insurance. Provisions are made for amounts considered to be uncollectible either as a result of estimated returns, historical collection patterns or specific circumstances. This policy involves management judgment and estimates in establishing the allowances. The allowance for doubtful accounts as of December 31, 2005 and 2006 amounted to $2.3 million and $2.1 million, respectively.

Inventory valuation and provisions.  Inventories are stated at the lower of cost or market and include raw materials, work in process and finished goods. Cost is determined on a standard cost basis utilizing weighted average of historical purchases, which approximates actual cost. Lower of cost or market is evaluated by considering obsolescence, excessive levels of inventory and other factors. Adjustments to reduce the cost of inventory to its net realizable value, if required, are made for estimated excess, obsolescence or impaired inventory and are charged to cost of goods sold. Factors influencing these adjustments include changes in demand, product life cycle and development plans, component cost trends, product pricing, physical deterioration and quality issues. Revisions to these adjustments would be required if these factors differ from our estimates.

Valuation of goodwill and other intangible assets.  In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), goodwill represents the excess of the cost of an acquisition over the fair value of net assets acquired. Goodwill is reviewed for impairment utilizing a two-step process. The first step of the impairment test requires us to identify the reporting units, and compare the fair value of each of these reporting units to the respective carrying value. The fair value of the reporting units is determined based on various analyses, including discounted cash flow projections. If the carrying value is less than the fair value, no impairment exists and the second step does not need to be completed. If the carrying value is higher than the fair value, there is an indication that impairment may exist and a second step must be performed to compute the amount of the impairment. SFAS 142 requires goodwill to be tested for impairment annually at the same time every year, and when an event occurs or circumstances change such that it is reasonably possible that impairment may exist. We generally perform our annual impairment tests in the fourth quarter. No impairment was noted as the result of our evaluation on goodwill performed during 2004, 2005 and 2006.

Intangible assets (e.g. patents, product trade names, developed technology, covenant not to compete) are amortized by the straight-line method over their estimated useful lives, principally between two and fifteen years. Intangible assets are reviewed for impairment in accordance with SFAS No. 144, whenever events such as product discontinuance, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may not be recoverable. When such events occur, we compare the carrying amount of the assets to undiscounted expected future cash flows. If this comparison indicates that there is an impairment, the amount of the impairment is calculated using discounted expected future cash flows. The discount rate applied to these cash flows is based on our weighted average cost of capital, which represents the blended after-tax costs of debt and equity. Any impairment loss is recognized in the statement of operations. There were no impairment charges during the years ended December 31, 2004, 2005 and 2006.

Provision for warranty obligations.  We generally provide a one-year standard warranty on a majority of our products, with certain products carrying a two or three year standard warranty. The standard warranty period begins upon shipment in the case of distributors and upon installation in the case of end users. We record a liability for accrued warranty costs at the time of sale of the unit which represents the remaining standard warranty on products sold based on historical warranty costs and management’s estimates. However, should actual product failure rates, material or service costs differ from historical experience and/or management estimates, increases in warranty expense could be necessary. As of December 31, 2005 and 2006 warranty reserves were $6.9 million and $5.1 million, respectively.

Legal contingencies.  As of the end of each period, we review outstanding legal matters including obtaining input from outside counsel where deemed appropriate. For those matters in which management, after consideration of all relevant and available information, believes that it is probable that a loss will be incurred in the resolution of such matters and such loss can be reasonably quantified, we record a reserve for such estimated losses. As new information becomes available regarding each legal matter, reserves are adjusted accordingly if appropriate. However, upon ultimate resolution of each legal matter, it is possible that actual outcomes can vary from that which was estimated and reserved for by management and such variances could impact our financial results.

Income tax reserves.  We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. This statement prescribes the use of the liability method whereby account balances of deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. Such allowance is based on our estimate of future taxable income which would allow or prevent us from using our loss carryforwards.

Overview

We are a world leader in the design, manufacture, marketing and servicing of laser light and radio frequency-based systems for aesthetic, ophthalmic, surgical and dental applications. We offer a broad range of laser and intense pulsed light, or IPL systems, for use in skin treatments, hair removal, non-invasive treatment of vascular lesions and pigmented lesions, acne, psoriasis, glaucoma, diabetic retinopathy, secondary cataracts, age-related macular degeneration, vision correction, urinary lithotripsy, benign prostatic hyperplasia, otolaryngology, gynecology, gastroenterology, general surgery, orthopedic surgery, podiatry, neurosurgery, dentistry and veterinary medicine.

Result of Operations

The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues.

	For the Year Ended December 31,
	2006	2005	2004

Net Revenues	100.0%	100.0%	100.0%
Cost of Revenues	57.1	52.6	54.3

Gross Profit	42.9	47.4	45.7
Research and development expenses	5.8	5.8	5.9
Selling and marketing expenses	27.2	25.4	26.2
General and administrative expenses	19.7	12.2	16.3

Total operating expenses	52.7	43.4	48.4
Operating (loss) income	(9.8)	4.0	(2.7)
Financial expenses	7.8	7.2	5.9
Other expense/(income), net	0.2	(0.1)	(0.1)

Loss before taxes on income	(17.8)	(3.1)	(8.5)
Taxes on income	1.2	0.9	1.0

Net Loss	(19.0)%	(4.0)%	(9.5)%

Year Ended December 31, 2006 Compared With Year Ended December 31, 2005

Revenues.  Our total revenues decreased 7% to $264.4 million in 2006 from $285.4 million in 2005. The decrease is due mainly to lower sales of aesthetic and ophthalmic products, principally in the Americas. These decreases were mainly attributable to delays in the delivery of new, advanced-technology aesthetic and ophthalmic products announced to the market at the end of 2005, which led customers to postpone purchases of existing products in 2006.

Revenues in the Americas, which includes the United States, Canada and Central and South America, decreased 11% to $127.9 million from $143.8 million in 2005. The decrease was due primarily to lower sales of Quantum and LightSheer aesthetic systems and of Selecta ophthalmic systems partly offset by higher sales of Powersuite systems and consumables to the urology market. Sales to Europe, which also include sales to the Middle East and Africa, were $59.8 million in 2006 compared with $60.3 million in 2005. The decrease was due mainly to lower sales of ophthalmic systems. Revenues in Japan in 2006 were $37.2 million, 13% below the $42.6 million of 2005. The decline reflects lower sales of ophthalmic systems, mainly photo-coagulators. China/APAC revenues, which include sales to mainland China, Hong Kong, Australia, Taiwan and Southeast Asia, were $39.5 million in 2006 compared with $38.8 million in 2005. This reflected the introduction of the Lumenis One aesthetic system in Asia Pacific markets, largely offset by lower sales of refractive ophthalmic systems.

Cost of Revenues.  Cost of revenues was $150.9 million in 2006 compared with $150.1 million in 2005. This reflected a less favorable product mix and higher logistics, service and scrap cost largely offset by lower volume. As a percent of revenues, cost of revenues increased in 2006 to 57.1% from 52.6% in 2005 due the lower sales volume, less favorable product mix and higher costs.

			Increase/(Decrease) in
US $ in Thousands	2006	2005	Dollars	%

Research and Development	$15,414	$16,452	$(1,038)	(6)%
Sales and Marketing	71,912	72,457	(545)	(1)
General and Administrative	51,997	34,675	17,322	50

Total Operating Expenses	$139,323	$123,584	$15,739	13%

Research and Development Expenses.  Research and development expenses decreased $1.0 million in 2006 to $15.4 million from $16.5 million in 2005. The decrease in expenses is due primarily to a lower level of materials consumed in the development of a number of new products announced in 2005. As a percent of revenues, research and development expense represented 5.8% of revenues in both 2006 and 2005.

Selling and Marketing Expenses.  Selling and marketing expenses decreased $0.5 million in 2006 to $71.9 million from $72.5 million in 2005. The decrease was primarily attributable to lower commissions reflecting the lower sales level. Selling and marketing expenses represented 27.2% of revenues in 2006 compared with 25.4% of revenues in 2005.

General and Administrative.  General and administrative expenses increased 50% to $52.0 million in 2006 from $34.7 million in 2005. The increase in general and administrative expense in 2006 was due primarily to higher costs of the accounting staff engaged to assist us with the preparation of our financial statements for the years 2003 through 2006 of $10.6 million, higher audit and accounting fees of $3.9 million, higher IT services fees of $1.8 million and $1.3 million provision for the settlement of the GSI claim. As a percent of revenues, general and administrative expenses represented 19.7% in 2006 and 12.2% in 2005.

Financial Expense, Net.  Financial expense, net was $20.8 million in 2006 and $20.6 million in 2005. This increase reflected higher exchange losses in 2006.

Other Expense/(Income), net.  Other expense in 2006 of $0.5 million mainly reflected the loss on the sale of the Salt Lake City facility sold. We leased back the facility at the time of the sale. Other income in 2005 of $0.3 million reflects the gain on the sale of the first of two buildings owned by us in Salt Lake City.

Taxes on Income.  In 2006 we recorded a provision for income taxes of $3.2 million compared with $2.7 million in 2005. The increase in 2006 was primarily related to higher taxable income in certain jurisdictions.

Net Loss.  Net loss in 2006 was $50.3 million compared with a net loss of $11.2 million in 2005. The increase in the net loss in 2006 was due primarily to lower revenues and gross margin concurrent with significant outlays associated with the preparation of financial statements of 2004, 2005 and 2006.

Year Ended December 31, 2005 Compared With Year Ended December 31, 2004

Revenues.  Total revenues rose 8% to $285.4 million in 2005 from $263.8 million in 2004. The increase reflects higher sales of the Powersuite surgical Holmium laser and related consumable fibers and of the Lumenis One aesthetic system, both mainly in the Americas.

Revenues in the Americas rose 13% to $143.8 million in 2005 from $127.3 million in 2004. The increase was due primarily to a 22% increase in sales of surgical laser systems and fibers, mainly to our strategic partner, Boston Scientific, and market penetration of the Lumenis One system, following its debut in mid-2004. Sales to Europe were $60.3 million in 2005 compared with $55.1 million in 2004. The increase was due mainly to higher sales of aesthetic and surgical systems only partly offset by the impact of the termination in 2004 of the Wavelight Allegretto Distribution Agreement for Europe and lower royalty income from the settlement with Syneron Ltd. Revenues in Japan in 2005 were $42.6 million, unchanged from 2004. China/APAC revenues in 2005 were $38.8 million, unchanged from the $38.8 million in 2004.

Cost of Revenues.  Cost of revenues increased $6.8 million to $150.1 million in 2005 from $143.3 million in 2004. The increase in dollar terms was due mainly to the higher system and spare parts sales volume. As a percent of revenues, cost of revenues declined in 2005 to 52.6% compared with 54.3% in 2004 due mainly to a more favorable mix of products sold.

			Increase/(Decrease) in
US $ in Thousands	2005	2004	Dollars	%

Research and Development	$16,452	$15,554	$898	6%
Sales and Marketing	72,457	69,067	3,390	5
General and Administrative	34,675	42,845	(8,170)	(19)

Total Operating Expenses	$123,584	$127,466	$(3,882)	(3)%

Research and Development Expenses.  Research and development expenses increased $0.9 million in 2005 to $16.5 million from $15.6 million in 2004. The increase in expenses was due primarily to materials used in the development of a number of new products announced in 2005. As a percent of revenues, research and development expense represented 5.8% and 5.9% of revenues in 2005 and 2004, respectively.

Selling and Marketing Expenses.  Selling and marketing expenses increased $3.4 million in 2005 to $72.5 million from $69.1 million in 2004. The increase was primarily attributable to higher labor and travel costs resulting from an increase in staffing of $2.6 million, higher commissions related to the higher sales level of $0.9 million, higher spending on sales workshops and tradeshows of $1.2 million, and the inclusion, in 2004, of a $1.8 million net gain on the termination of the Americas and Europe distribution agreements with Wavelight Laser Technologie AG. Selling and marketing expenses represented 25.4% and 26.2% of revenues in 2005 and 2004, respectively.

General and Administrative.  General and administrative expenses declined $8.2 million or 19% in 2005 to $34.7 million from $42.8 million in 2004. The decrease in general and administrative expense in 2005 was due primarily to lower legal fees and expenses of $3.4 million, lower salary costs of $2.5 million, and the inclusion in 2004 of a $2.5 million charge in connection with the purchase of the Lumenis-related distribution business of Eclipse Medical Ltd., a former distributor in Texas, Louisiana and Oklahoma. As a percentage of revenues, general and administrative expenses represented 12.2% of revenues in 2005 and 16.3% of revenues in 2004.

Financial Expense, Net.  Financial expense, net increased to $20.6 million in 2005 from $15.5 million in 2004. The increase was due principally to higher average debt balances and prevailing average interest rates in 2005 as compared with 2004, as well as higher amortization expenses related to bank loan fees and options.

Other Expenses.  Other income in 2005 of $0.3 million reflects the gain on the sale of one of two buildings owned by us in Salt Lake City. The $0.3 million of other income in 2004 reflects a $0.6 million gain on the sales of all of the shares of Wavelight Laser Technologie AG acquired by us in 2001 and a $0.3 million writedown of the value of our investment in the shares of DenX due to the severe deterioration in that company’s financial position.

Taxes on Income.  In 2005 we recorded a tax expense of $2.7 million compared with $2.6 million in 2004. The increase was primarily related to higher taxable income in certain jurisdictions.

Net Loss.  Net loss in 2005 was $11.2 million compared with a net loss of $24.7 million in 2004. The decrease in 2005 net loss was due principally to the increase in revenues and gross margin, and the decrease in general and administrative costs.

Variability of Operating Results

Our sales and profitability may vary in any given year, and from quarter to quarter, depending on the number and mix of products sold and the average selling price of the products. In addition, due to potential competition, uncertain market acceptance and other factors, we may be required to reduce prices for our products in the future.

Our future results will be affected by a number of factors including the ability to: increase the number of units sold; develop, introduce and deliver new products on a timely basis; anticipate accurately customer demand patterns; and manage future inventory levels in line with anticipated demand. These results may also be affected by competitive factors, the extent to which our cost reduction program succeeds, the availability of working capital, results of litigation, the enforcement of intellectual property rights, currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate. There can be no assurance that our historical performance in sales, gross profit and net income will improve or even continue, or that sales, gross profit and net income in any particular quarter will not be lower than those of the preceding quarters, including comparable quarters. See Item 3D “Risk Factors” above.

General Corporate Tax Structure

As discussed in Item 4B above under “Israeli Tax Considerations and Government Programs — General Corporate Tax Structure in Israel”, the corporate tax rate applicable to income of companies that are not entitled to benefits due to investments in approved enterprises has been gradually reduced from 36% in 2003 to the following tax rates: 2004 — 35%, 2005 — 34%, 2006 — 31%, 2007 — 29%, 2008 — 27%, 2009 — 26% and 2010 and thereafter — 25%.

However, because we derive a portion of our income from facilities granted approved enterprise status, our effective tax rate may be significantly less. See “Israeli Tax Considerations and Government Programs — The Law for the Encouragement of Capital Investments, 1959” in Item 4A above and “Approved Enterprise” below. Income tax expense in the financial statements relates primarily to the income taxes of subsidiaries as we have incurred substantial losses in Israel.

Our income, or income of any of our Israeli subsidiaries, derived from sources other than the approved enterprises is taxable at the regular Israeli corporate tax rates described above. Income earned by non-Israeli subsidiaries is subject to different corporate tax rates of up to 45%.

As part of the process of preparing our consolidated financial statements we must estimate our income taxes in each of the jurisdictions in which we operate. This process involves our estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. Actual income taxes could vary from these estimates due to future changes in income tax law or results from final tax examinations and reviews.

Approved Enterprise

We have received approval for some of our investment programs in accordance with the Israeli Law for the Encouragement of Capital Investments, 1959. We have chosen to receive the benefits through the alternative benefits program, and, as such, we are entitled to receive certain tax benefits including accelerated depreciation of fixed assets used in the investment programs, as well as a full tax exemption on undistributed income that is derived from the portion of our facilities granted approved enterprise status, for a period of ten years or a full tax exemption for a period of six years and reduced tax rates of 10%-25% (according to the portion of non-Israeli investors in our equity, as defined by the Investment Law, measured on an annual basis) for an additional period of up to four years. The benefits commence with the date on that taxable income is first earned. The benefit period for each program is limited to the earlier to occur of 12 years from commencement of production and 14 years from date of approval. Our entitlement to the above benefits is subject to fulfillment of certain conditions, according to the law and related regulations. The tax exemption period commenced in 1995. See “Israeli Tax Considerations and Government Programs — The Law for the Encouragement of Capital Investments, 1959” in Item 4B above.

Dividends paid out of income derived from the portion of our facilities granted approved enterprise status are subject to a 15% withholding tax. Should dividends be paid out of income earned during the period of the tax holiday, such income will be subject to tax at the rate of up to 25%. We do not anticipate paying dividends from income derived from the portion of our facilities granted approved enterprise status and any such earnings distributed upon dissolution are not expected to subject us to income taxes. Therefore, no deferred income taxes have been provided on such exempted income derived from the portion of our facilities granted approved enterprise status. See “Israeli Tax Considerations and Government Programs — The Law for the Encouragement of Capital Investments, 1959” in Item 4B above.

The Israeli Tax Authority, or ITA, has asserted that we are not eligible for the tax benefits available to approved enterprises under the Investment Law because, in its view, we filed incomplete local statutory financial statements for Lumenis Ltd. for the fiscal years ended December 31, 2000 and 2001. In addition, the ITA has assessed tax on an alleged deemed dividend to a wholly-owned subsidiary out of our tax exempt earnings under our approved enterprise program for the same period. The ITA has issued tax assessments for the disallowed tax benefits and alleged deemed dividend in the aggregate amount of NIS 254 million, including interest and penalties. We have challenged the ITA’s position in court, and we intend to defend our position vigorously. We believe that we should prevail in this dispute. We can not assure you, however, that we will prevail.

Impact of Inflation and Currency Fluctuations

Foreign currency exchange risk

We derive a majority of our revenues in U.S. dollars. The U.S. dollar is our functional and reporting currency. However, a significant portion of our headcount related expenses, consisting principally of salaries and related personnel expenses, are denominated in currencies other than the U.S. dollar, including the Euro, Yen, Yuan and NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against these currencies. Furthermore, we anticipate that a material portion of our expenses will continue to be denominated in non-U.S. dollar currencies. To the extent the U.S. dollar weakens against these currencies, we will experience a negative impact on our profit margins. We do not currently engage in currency hedging activities but we may choose to do so in the future. These measures, however, even if we engage in them, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

Inflation related risk

We believe that the rate of inflation in Israel has not had a material impact on our business to date. However, our costs in Israel in U.S. dollar terms will increase if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind inflation in Israel. We and our Israeli subsidiaries are assessed under the provisions of the Inflationary Adjustments Law, pursuant to which the results for tax purposes are measured in Israeli currency in real terms in accordance with changes in the Israeli Consumer Price Index. Our consolidated financial statements are measured in U.S. dollars; see note 3 to the accompanying consolidated financial statements. The differences between the annual change in the CPI and in the NIS/US dollar exchange rate causes further differences between taxable income and the income before taxes shown in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, we have not provided for income taxes on the differences between results using the functional currency and the tax basis of assets and liabilities. In accordance with a recent amendment to the Inflationary Adjustments Law, the Minister of Finance may, with the approval of the Knesset Finance Committee, determine by order, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the price index would not exceed or shall not have exceeded, as applicable, 3%, that all or some of the provisions of the Inflationary Adjustments Law shall not apply to that fiscal year, or, that the rate of increase of the price index relating to that fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of that determination.

The dollar cost of our operations is influenced by the extent that any inflation in Israel is or is not offset, or is offset on a lagging basis, by the devaluation of the NIS in relation to the dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar, companies experience increases in the dollar cost of their operations in Israel. Unless offset by a devaluation of the NIS, inflation in Israel will have a negative effect on our results.

The following table presents information about the rate of inflation in Israel and the rate of devaluation (or in 2003 and 2004, appreciation) of the NIS against the dollar:

	Israeli Inflation	NIS Devaluation
Year Ended December 31,	Rate %	(Appreciation)%

2002	6.5	7.3
2003	(1.9)	(7.6)
2004	1.2	(1.6)
2005	2.4	6.8
2006	(0.1)	8.2

A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of our expenses that are payable in NIS, unless those expenses or payables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of our unlinked NIS expenses. Part of our revenues and expenses in Europe are received or incurred in Euros. We are exposed to the risk of an appreciation of the Euro if our expenses in Euros exceed our sales in Euros. In addition, if the Euro devaluates relative to the dollar and sales in Euros exceed expenses incurred in Euros, our operating profit may be negatively affected as a result of a decrease in the dollar value of our sales.

Since exchange rates between the NIS and the dollar, and between the Euro and the dollar, fluctuate continuously, exchange rate fluctuations would have an impact on our results and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements of operations. While we do not do so currently, in the future we may reduce this currency exposure by entering into hedging transactions. For a discussion of our hedging transactions, see Item 11 “Quantitative and Qualitative Disclosures about Market Risk” below.

Effects of Government Regulations and Location on our Business

For a discussion of the effects of Israeli governmental regulation and our location in Israel on our business, see “Israeli Tax Considerations and Government Programs” in Item 4B and the “Risks Relating to our Location in Israel” in Item 3D, above.

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS No. 140). This statement amends SFAS No. 133 to permit fair value remeasurement for any hybrid instrument that contains an embedded derivative that otherwise would require bifurcation. This statement also eliminates the interim guidance in SFAS No. 133 Implementation Issue D-1, which provides that beneficial interests in securitized financial assets are not subject to the provisions of SFAS No. 133. Finally, this statement amends SFAS No. 140 to eliminate the restriction on the passive derivative instruments that a qualifying special-purpose entity (SPE) may hold. This statement is effective for all financial instruments acquired or issued in first fiscal years beginning after September 15, 2006. Management does not believe that this issue will materially impact the Company’s financial results.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), which supplements SFAS No. 109, “Accounting for Income Taxes,” by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. The Interpretation requires that the tax effects of a position be recognized only if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized.

Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Any necessary adjustment would be recorded directly to retained earnings in the period of adoption and reported as a change in accounting principle. This Interpretation is effective as of the beginning of the first fiscal year beginning after December 15, 2006. Management is assessing the potential impact of the adoption of this pronouncement.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies’ measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by us in the first quarter of fiscal 2008. We are currently evaluating the effect that the adoption of SFAS 157 will have on our consolidated results of operations and financial condition and are not yet in a position to determine such effects.

In September 2006, the SEC issued SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of our balance sheets and statement of operations and the related financial statement disclosures. Early application of the guidance in SAB 108 is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006, and we will adopt it in the first quarter of fiscal 2007. We do not expect the adoption of SAB 108 to have a material impact on our consolidated results of operations and financial condition.

In December 2006, the FASB posted FASB Staff Position, or FSP, 00-19-2, “Accounting for Registration Payment Arrangements.” This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement should be separately recognized and measured in accordance with FAS No. 5, “Accounting for Contingencies.” This FSP further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable GAAP without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement. This FSP is effective immediately for registration payment arrangements and financial instruments subject to those arrangements that were entered into or modified subsequent to December 15, 2006. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to December 15, 2006, the FSP is effective for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. The Company will adopt FSP 00-19-2 beginning January 1, 2007 and has determined that there is no impact on its financial statements.

In February, 2007, the FASB issued FASB Statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115 (FAS 159), which permits entities to choose to measure many financial assets and financial liabilities at fair value. FAS 159 is effective for fiscal years beginning after November 15, 2007. We have not yet determined the impact FAS 159 may have on our results of operations or financial position.

In addition, we are reviewing the following Emerging Issues Task Force (“EITF”) consensuses and do not currently expect that the adoption of these will have a material impact on our consolidated results of operations and financial condition:

EITF 06-2, “Accounting for Sabbatical Leave and Other Similar Benefits.” Issued in June 2006 and effective for us in the first quarter of fiscal 2008, this EITF applies to compensated absences that require a minimum service period but have no increase in the benefit even with additional years of service.

EITF 06-9, “Reporting a Change in (or the Elimination of) a Previously Existing Difference between the Fiscal Year End of a Parent Company and That of a Consolidated Entity or between the Reporting Period of an Investor and That of an Equity Method Investee.” Issued in November 2006 and effective for us in the second quarter of fiscal 2008, this EITF requires certain disclosures whenever a change is made to modify or eliminate the time lag (usually three months or less) used for recording results of consolidated entities or equity method investees that have a different fiscal year end than ours.

B.	Liquidity and Capital Resources

Prior to the December 5, 2006 Share Purchase and Bank Debt Restructuring Agreements, we financed our operations through bank borrowings. Prior to entering into the 2006 debt restructuring agreement, we had an outstanding indebtedness to the Bank in an approximate amount of $206 million (including guarantees and letters of credit), but did not have, nor expect to have in the foreseeable future, the ability to fully service or repay this debt as it was structured. Without this transaction, we could have been in default of the existing loan agreements which would have entitled the Bank to call all existing loans immediately due and payable. At that time we were not in a position to repay all those amounts. Therefore, failure to reach agreement with the Bank could have had a material adverse effect on us and our continuing operations. A clear condition to the Bank’s willingness to restructure our debt was the infusion of additional equity capital. The Investors provided that equity infusion.

At December 31, 2006, we had $79.6 million of cash and cash equivalents, compared with $13.2 million at December 31, 2005 and $16.4 million at December 31, 2004. The increase in 2006 is attributable to the $120 million of proceeds we received from the December 5, 2006 private placement of 111, 919,418 ordinary shares, 27,979,855 Additional Warrants and 17,000,000 Closing Warrants to LM Partners L.P. and Ofer (Ships Holding) Ltd. and $5.1 million received from the exercise of 4,761,239 Additional Warrants immediately after Closing, less the First Repayment Amount of $40 million of debt paid to Bank Hapoalim on December 5, 2006. See “2006 Recapitalization Plan” in Item 4A above.

Net cash used in operating activities was $38.1 million in 2006 compared with $1.7 million in 2005, and net cash provided by operations of $20.9 million in 2004. The increase in 2006 compared with 2005 was due primarily to the higher net loss only partly offset by further improvement in trade receivables days outstanding (DSO). DSO declined at the end of 2006 to 56 days compared with 71 days at the end of 2005.

Net cash provided by investing activities was $0.6 million in 2006 and net cash used in investing activities was $1.3 million in 2005 and $0.1 million in 2004. In September 2006 we sold and leased-back the second of two buildings in Salt Lake City, for $2.5 million. The first building was sold in 2005 for $1.7 million. Capital expenditures were $1.7 million, $2.9 million and $2.6 million in 2006, 2005 and 2004, respectively. Capital expenditures in 2006 and 2005 included investment in equipment for research and development and software purchased or developed for internal use.

Net cash provided by financing activities was $103.6 million in 2006 and $0.8 million in 2005, compared with net cash used from financing activities of $22.6 million in 2004. The balance in 2006 mainly reflects the net proceeds of the recapitalization and debt restructuring.

We believe that our cash balances and cash generated from operations will be sufficient to meet our anticipated cash requirements for the foreseeable future. If existing cash and cash generated from operations are insufficient to satisfy our liquidity and investment requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. We cannot be sure that we will not require additional capital beyond the amounts currently forecasted by us, nor that any such required additional capital will be available on reasonable terms, if at all.

The level of internally generated funds, however, is subject to the risk factors described above. See Item 3D “Risk Factors” above.

C.	Research and Development

For a discussion of our research and development policies, see “Research and Development” in Item 4B above and the “Risks Relating to our Location in Israel” in Item 3D above.

D.	Trend Information

See Item 5 “Operating and Financial Review and Prospects” and Item 4 “Information on the Company” above for trend information.

E. Off-Balance Sheet Arrangements

Not applicable.

F.	Tabular disclosure of contractual obligations

The following table summarizes our known contractual obligations and commitments as of December 31, 2006 that we expect to require significant cash outlays in the future:

	Payments Due by Period
		Less			More
		Than 1	1-3	3-5	Than 5
		Year	Years	Years	Years
					2012 and
	Total	2007	2008-2009	2010-2011	Thereafter

Long-Term Debt Obligations*	$154,394	$8,970	$58,440	$49,151	$37,833
Operating Lease Obligations	21,537	6,414	8,165	4,329	2,629
Other Long-Term Obligations	22,305	4,000	7,715	7,070	3,520

	$198,236	$19,384	$74,320	$60,550	$43,982

*	Includes future interest payments.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists our current directors and senior management as of the filing date of this registration statement:

Name	Age	Position

Dov Ofer	53	Chief Executive Officer
Zivi Nedivi	49	Senior Vice President and Chief Operating Officer
Lauri Hanover	47	Senior Vice President and Chief Financial Officer
Amnon Harari	56	Vice President for Research and Development
Daphna Kedmi	54	Vice President, General Counsel and Corporate Secretary
Ruth Shaked	44	Vice President of Human Resources
Igor Gradov	67	Vice President and Chief Technology Officer
Eran Tamir	50	Vice President for Operations
Shlomo Alkalay	50	Vice President for Global Services
Robert Mann	49	Vice President for Sales and Services, Americas
Zhai Qiying	42	Vice President for Sales and Services, China and Asia Pacific
Norio Murata	44	Vice President for Sales and Services, Japan
Lloyd Diamond	39	Surgical Strategic Business Unit Executive
Jake Vander Zanden	45	Ophthalmic Strategic Business Unit Executive
Harel Beit-On	46	Chairman of the Board
Yoav Doppelt	38	Director
Talia Livni	63	Director
Yitzhak Peterburg	56	Director
Eugene Davis	52	Director

Dov Ofer has served as our Chief Executive Officer since April 2007. Prior to joining Lumenis, Mr. Ofer served as the Corporate Vice President and General Manager of HP-Scitex since its acquisition by HP in November 2005. Prior to its acquisition by HP, Mr. Ofer served as Scitex Vision Ltd.’s President and Chief Executive Officer from February 2002. Prior to joining Scitex, he managed Matan Digital Printing, one of the pioneering companies in the super-wide format printing industry. Mr. Ofer holds an MBA from the University of California Berkeley and a BA in economics from the Hebrew University in Jerusalem.

Zivi Nedivi has served as our Chief Operating Officer since December 2006. Prior to joining Lumenis, Mr. Nedivi served as President and Chief Executive Officer and a member of the Board of Managers for Kellstrom Aerospace (as well as President and CEO of its predecessor companies) from 1995 until February 2005. Mr. Nedivi also serves as a director of Bogen Communications International, Inc., a leading provider of sound systems and telephone peripherals in the United States. Mr. Nedivi served as an F-15 fighter pilot in the Israel Air Force, with the rank of Major, and graduated from the Israel Air Force Academy. Mr. Nedivi holds a Bachelor degree in Business Administration.

Lauri A. Hanover has served as our Senior Vice President and Chief Financial Officer since August 2004. Prior to joining Lumenis, Ms. Hanover served as Corporate Vice President and Chief Financial Officer for NICE Systems Ltd. from 2001 through 2004. She served as Executive Vice President and Chief Financial Officer of Sapiens International from 1997 through 2000. Prior to joining Sapiens International, she served in various positions, including Corporate Controller, at Scitex Corporation Ltd. over a period of 13 years and at Altria (Philip Morris) Inc. over a period of three years. Ms. Hanover graduated from the Wharton School of Finance and Commerce at the University of Pennsylvania and holds an MBA from New York University’s Graduate School of Business

Administration. Ms. Hanover has served on the board of directors of NUR Macroprinters Ltd. and as the chairman of its audit committee since 2003.

Amnon Harari has served as our Vice President responsible for operations in Europe since August 2004 and as our Vice President for Research and Development since August 2006. Prior to joining Lumenis, Mr. Harari served as General Manager of Advanced Heating Technologies from 2002 through 2004, Chief Executive Officer of Partner Future Communication Ltd. from 2000 through 2002, General Manager of Alcatel Israel from 1999 through 2000, and General Manager of Tadiran Telecommunication’s Public Switching Division from 1997 through 1999. Mr. Harari is a director of Rapac Electronics. Mr. Harari is also a retired Brigadier General of the Israeli Air Force, and last served as head of the Israeli Air Force Material Directorate. Mr. Harari holds a BS degree in Physics from the University of Tel Aviv.

Daphna Kedmi has served as our Vice President, General Counsel and Corporate Secretary since February 2005. Prior to joining Lumenis, she served as Vice President, General Counsel and Corporate Secretary for NICE Systems Ltd. from 2000 through 2005. She served as General Counsel of Tadiran Ltd. from 1998 through 2000. Ms. Kedmi is a graduate of the Tel Aviv University and is a member of the Israeli Bar.

Ruth Shaked has served as our Vice President of Human Resources since January 2005. Prior to joining Lumenis, Ms. Shaked served as director of international human resources at NetManage Ltd. from 1996 through 2004. She served at Intel Ltd., in human resources management from 1990 through 1994 and in resource development at the Technion, Israel Institute of Technology from 1994 through 1996. Ms. Shaked is a graduate of Columbia University’s Barnard College in New York.

Igor Gradov has served as our Vice President and Chief Technology Officer since October 2006. He served as our Vice President for Research and Development from December 2003 through October 2006. Prior to joining Lumenis, Mr. Gradov served as Chief Operating Officer of Luxano AB, Sweden from 2001 through December 2003, Vice President of Research and Development for Palomar and Innovative Optics from 1998 to 2001, Director of Research and Development for Visx from 1991 to 1998, and Director of Research and Development for Coherent from 1980 to 1989, Director of Research and Development for Cooper Vission Lasers from 1989 to1991.

Eran Tamir will join Lumenis on May 1, 2007 as our Vice President for Global Operations. Prior to joining Lumenis, Mr. Tamir served as Vice President Operations with Orckit from April 2000 through April 2007, including its subsidiary, Corrigent Systems. From 1996 to 2000, he served as Vice President Operations of Wizcom Technologies Ltd. From 1990 to 1996, he served as Director of Global Logistics of Indigo Ltd., and from 1985 to 1990, he served as Director of Hardware Acquisitions of Scitex Corporation Ltd. Mr. Tamir holds a BSC Degree in Mechanical Engineering from Tel Aviv University and is a Business Economics graduate of the Israeli Institute for Management.

Shlomo Alkalay was appointed Vice President Global Service in April 2007. He served as our Vice President of Manufacturing from March 2004 through April 2007 and as our Executive Vice President and Chief Information Officer from May 2002 through March 2004. Prior to joining Lumenis, Mr. Alkalay served as Executive Vice President of Information Technology (IT) and Business Development in Layam Ltd. (a subsidiary of Zim Israel Navigation Co. Ltd.) from January 2002 through May 2002. He served as a Naval Commander in the Israeli Navy and filled many tasks in the IT and logistics fields from 1976 through 1999. Mr. Alkalay holds a B.Sc. degree with honors in Industrial Engineering from the Technion, Haifa and received his Masters in Business Administration from Haifa University.

Robert Mann has served as our Senior Vice President of Sales and Service for the Americas since January 2007. Prior to joining Lumenis, Mr. Mann served with Laserscope, a subsidiary of American Medical Systems, as its Group Vice President of Global Sales and Marketing for the Surgical Division from October 2005 through December 2006, as its Group Vice President of Sales and Marketing for the Surgical and Aesthetic Divisions from January 2005 until through October 2005, as its Vice President of North American Sales and Marketing for the Surgical and Aesthetic Divisions from January 2004 through January 2005, as its Vice President of North American Sales and Marketing for the Aesthetic Division from December 2001 through January 2004 and as Director of its Physician Practice Enhancement Aesthetic Division from May 2001 through December 2001. Prior to joining

Laserscope, Mr. Mann was National Director of Sales and Operations at a leading national chain of Dermatology and Plastic Surgery Centers from 1998 through May 2001.

Qiying Zhai has served as our Vice President responsible for operations in China and Asia/Pacific since April 2001 when he joined Lumenis as part of the CMG acquisition. In 1992, Mr. Qiying started the Coherent operation in China and has managed it through our acquisition of CMG.

Norio Murata has served as our Vice President responsible for operations in Japan, since 2001, when he joined Lumenis as part of the Coherent Medical Group and ESC/Sharplan merger. Mr. Norio previously served as head of Administration for Lumenis Japan until he was appointed General Manager of Japan in October 2003. Prior to joining Lumenis, Mr. Murata was the Finance Manager at Coherent Medical Group from January 1998 through April 2001 and a supervisor in the finance department at Fuji Heavy Industry Ltd. from 1993 to 1997. Mr. Norio holds a BS degree in Economics from Keio University, as well as an MBA from the International University of Japan in Niigata.

Jake Vander Zanden has served as our Ophthalmic Strategic Business Unit Executive since March 2007. Prior to joining Lumenis, Mr. Zanden served as Senior Partner with the Marston Consulting Group from 2006 to April 2007, Vice President and General Manager for Global Pain Management of Medronic Inc. from 2004 to 2006, Senior Director Global Strategic Group of Allergan Inc from 1989-2004, Account Manager for Turnquist Paper Company from 1986 to 1989 and as Territory Manager for Fort Howard Paper Company from 1983 to1986. Mr. Vander Zanden holds a BA in Marketing and Management from College of St. Thomas (now St. Thomas University) in St. Paul, Minnesota.

Lloyd Diamond has served as our Surgical Strategic Business Unit Executive since April 2007. Prior to joining Lumenis, Mr. Diamond served as Vice President Marketing for Laserscope from July 1995 through November 2006 and played a key role in the post acquisition integration progress of Laserscope into American Medical Systems. Prior to joining Laserscope, Mr. Diamond held several marketing and management positions, including international responsibilities at leading medical global companies such as Kyphon and Linvatec, a division of Conmed Corporation formerly a division of Bristol Meyers Squibb. Mr. Diamond holds a Bachelor’s Degree in Biochemistry and Marketing and a Masters Degree in Business Administration.

Harel Beit-On has served as our Chairman of the Board since December 2006. Mr. Beit-On is a partner in Carmel Software Ventures, a leading Israeli venture capital fund, and a co-founder of Viola Partners, a private equity investment group. Mr. Beit-On has been a member of the board of directors of the general partner of LM Partners L.P. since November 2006. He has served as the Chairman of the Board of ECtel Ltd. (Nasdaq:ECTX) from June 2004 through January 2006. Mr. Beit-On served as Chairman of the Board of Directors of Tecnomatix Technologies Ltd. from December 2001 and as a director from 1999 until the acquisition of Tecnomatix in March 2005 by UGS Corp. From 1996 until February 2004 Mr. Beit-On served as the Chief Executive Officer of Tecnomatix. Mr. Beit-On also served as the President of Tecnomatix from 1995 until October 2002. From 1985 to 1999, Mr. Beit-On served in various positions with Tecnomatix and its U.S. subsidiary. Mr. Beit-On holds a B.A. degree in Economics from the Hebrew University and an M.B.A. degree from MIT.

Yoav Doppelt has served as a director since December 2006. Mr. Doppelt has served as the Chief Executive Officer of Ofer Hi-Tech Group since 2001. He has been with Ofer Hi-Tech from its inception in 1997, defining its vision and formulating its methodology. Mr. Doppelt serves as an active board member for Yozma Venture Capital, a venture capital fund, and is actively involved in numerous investments within the Israeli private equity and high-tech areas. Since 1996, Mr. Doppelt has held various finance and managerial positions in the Ofer Brothers Group. He has served as a director in Tower Semiconductors (Nasdaq: TSEM) and IMI — Israel Chemical’s Research and Development Institution. Mr. Doppelt received a bachelor’s degree from the Technion — Israel Institute of Technology and an M.B.A. from Haifa University, Israel.

Talia Livni has served as a director since December 2006. Since 2002, Ms. Livni, has served as president of Naamat — The Movement for the Advancement of Status of Women. From 1997 until 2001, she served as the legal advisor of the Israeli General Federation of Labor. From 1992 until 1997, she served as Head of the Human Resources Division of the Israeli Ministry of Defense. From 1975 until 1992, Ms. Livni served as Senior Deputy Legal Advisor to the Israeli Ministry of Defense. From 1973 until 1975, Ms. Livni served as Legal Adviser to

RAFAEL Israel Armament Development Authority Ltd. Ms. Livni also served as an external director of Tecnomatix from August 2000 until its acquisition by UGS Corp. in March 2005 and serves as a director of ECtel Ltd. (Nasdaq:ECTX). Ms. Livni holds an L.L.B degree from the Hebrew University and an M.A. degree in Social Sciences from the Haifa University. She is also a graduate of the National Security Academy.

Yitzhak Peterburg has served as a director since December 2006. Prof. Peterburg, served between 2003 and November 2005 as President and Chief Executive Officer of Cellcom, the leading cellular company in Israel. From 1997 through 2002, he served as Director General of Clalit Health Services, leading health care provider and from 1995 through 1997 as Director of Soroka University Medical Center, Beer-Sheva. Prof. Peterburg holds an M.D. degree from Hadassah Medical School, Jerusalem and is board certified in Pediatrics and Health Services Management. He also holds a doctorate degree in Health Administration from Columbia University, New York, and an MSc degree in Information Systems from the London School of Economics, London. Prof. Peterburg currently holds an academic position as Professor in the School of Business, Ben-Gurion University, Beer-Sheva.

Eugene Davis was appointed a director in April 2007.  Eugene Davis is the founder and chairman of Pirinate Consulting Group, LLC a privately-held business consulting firm. From 1998 to 1999, Mr. Davis, served as Chief Operating Officer of Total-Tel USA Communications, Inc. a telecommunications provider. From 1990 to 1997, he served in various executive positions at Emerson Radio Corp. From 1996 to 1997, he served as Vice Chairman of Sports Supply Group, Inc. a distributor of sporting goods and Athletic equipment. Prior to that Mr. Davis was partner/shareholder and head of the corporate and securities practice at the law firm of Holmes, Millard & Duncan, P.C. in Dallas, Texas. Mr. Davis holds a bachelor of arts and masters degree in International politics and international law and a Juris Doctor degree, all from Columbia University. Mr. Davis is a member of the Texas Bar Association.

B.	Compensation of Directors and Senior Management

The following table presents all compensation we paid during the year ended December 31, 2006 to all persons who served as a director or member of senior management at any time during the year. The table does not include any amounts we paid to reimburse any of these persons for costs incurred in providing us with services during this period.

	Salaries, Fees,	Pension, Retirement
	Commissions and	and Other Similar
	Bonuses	Benefits
(In thousands)

All directors and senior management as a group, consisting of 27 persons	$4,143	$1,527

During 2006, we granted to all persons who served as a director or member of senior management at any time during the year options to purchase 2,910,000 ordinary shares under our 2000 Share Option Plan, in the aggregate, with exercise prices of $1.07 per share. The options expire seven to eight years after grant.

Our members of senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets set by our chief executive officer and approved annually by our board of directors.

C.	Board Practices

Introduction

Our board of directors presently consists of five members. Pursuant to the Companies Law, the board retains all the powers in running our company that are not specifically granted to the shareholders. Pursuant to the Companies Law and our articles of association, a resolution proposed at any meeting of the directors, at which a quorum is present, shall be adopted if approved by a vote of at least a majority of the directors present at the meeting. A quorum of directors is at least a majority of the directors then in office who are lawfully entitled to participate in the meeting (until otherwise unanimously decided by the directors). The board may elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Minutes of the meetings are recorded and kept at our offices. The board may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees, each consisting of one or more directors (except the audit committee, which must consist of at least three directors and include all of the external directors), and it may, from time to time, revoke such delegation or alter the composition of any such committees. Unless otherwise expressly provided by the board, the committees shall not be empowered to further delegate such powers. Our audit committee is described below. Under the Companies Law, the board of directors of a public company must hold at least one meeting every three months.

Terms of Directors

The Companies Law and our articles of association provide that directors, other than our external directors described below, are elected at the general meeting of our shareholders by a vote of the holders of a majority of the voting power represented at that meeting. In addition, any shareholder or group of shareholders holding at least 12% of the voting rights in the issued share capital of the company may cause the election of a director, see “Election of Directors” below. Except for the external directors, each director serves until the next annual meeting of shareholders following that meeting of shareholders at which the director was elected. Our external directors, as further described below, serve a three-year term. The board of directors may at any time appoint any other person as a director, whether to fill a vacancy on the board or as an additional member to serve along with the existing directors until the next shareholders’ meeting following the appointment. Our shareholders may remove a director from office, in certain circumstances. There is no requirement that a director own shares of our company.

External Directors

Qualifications of External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors. A person may not be appointed as an external director if he or she or his or her relative, partner, employer or any entity under his or her control has, as of the date of the person’s appointment to serve as an external director, or had, during the two years preceding that date any affiliation with:

•	the company;

•	any entity controlling the company;

•	or any entity controlled by the company or by an entity controlling the company.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder.

The Companies Law defines the term “office holder” of a company to include a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title.

Talia Livni and Prof. Yitzhak Peterburg were elected in our shareholders meeting held on November 14, 2006 as our external directors effective as of December 5, 2006. Their terms will expire in December 2009.

Pursuant to the Companies Law, (1) each external director must have either “accounting and financial expertise” or “professional qualifications “(as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.” These requirements apply to our external directors. Prof. Yitzhak Peterburg has the requisite financial and accounting expertise and Talia Livni possesses the requisite professional qualifications.

The Companies Law prescribes certain qualifications on the external directors, in addition to those described herein, including, that no person can serve as an external director if the person’s position or other business creates, or may create, conflicts of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director.

A company may not engage an external director as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person, for a period of two years from the termination of his or her service as an external director.

In addition, the Companies Law requires that where all members of the board of directors of a public company are of one gender, at least one external director be of the other gender. We comply with such gender requirement.

Election and Removal of External Directors

External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

(i) at least one third of the shares of non-controlling shareholders voted at the meeting voted in favor of the election of the external director (disregarding abstentions);

or

(ii) the total number of shares held by those shareholders described in clause (i) above voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an external director is three years and may be extended for an additional three years. Thereafter, because our ordinary shares were offered outside of Israel, the external directors may be reelected by our shareholders for additional periods of up to three years each, in each case provided that the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the operation of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company. External directors can be removed from office only by the same majority of shareholders that was required to elect them, or by a court, and in each case, only if they cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company; or in other specific circumstances by a court.

Each committee of a company’s board of directors that has the right to exercise powers delegated by the board is required to include at least one external director, except for the audit committee, which is required to include all external directors.

Directors’ Service Contracts

We do not have any service contracts with our directors. Our directors are not entitled to any benefits upon termination of their service as our directors.

Committees of the Board of Directors

The board’s only committees are the audit committee and compensation committee.

Audit Committee

Under the Companies Law, the board of directors of any Israeli public company must appoint an audit committee, comprised of at least three directors and including all of the external directors, but excluding:

•	the chairman of the board of directors;

•	any controlling shareholder or any relative of a controlling shareholder; and

•	any director employed by the company or who provides services to the company on a regular basis.

The role of the audit committee is to identify irregularities in the management of the company’s business and to examine accounting, reporting, and financial control practices, inter alia, in consultation with the internal auditor and the company’s independent accountants, suggest appropriate courses of action to amend such irregularities, and to exercise the powers of the board of directors with respect to such practices.

The approval of the audit committee is required under the Companies Law to effect specified related party actions and transactions including transactions with office holders, third parties in which an office holder has a personal interest and controlling parties, and transactions with a third party in which a controlling party has a personal interest. A controlling party includes for this purpose a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company, but excluding a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company. For the purpose of determining holdings, two or more persons holding voting rights in the company who each have a personal interest in the approval of the same transaction shall be deemed to be one holder. The audit committee may not approve an action or a transaction with a controlling party or with an office holder unless at the time of approval two external directors are serving as members of the audit committee and at least one of them is present at the meeting in which an approval was granted. Audit committee approval is also required in other instances prescribed by the Companies Law, including, approval of the grant of an exemption from the liability for breach of duty of care towards the company, or provision of insurance or an undertaking to indemnify any office holder (in advance or retroactively); or approval of engagements between the company and any of its directors relating to the service or employment of the director.

Our audit committee currently consists of Talia Livni, Prof. Yitzhak Peterburg and Eugene Davis. Mr. Davis serves as the chairman of our audit committee. The composition of our audit committee satisfies the Companies Law requirements. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and The Nasdaq Stock Market. Our board has determined that Prof. Yitzhak Peterburg is an audit committee financial expert as defined by the SEC rules and has the accounting and financial expertise to qualify as having the “accounting and financial expertise” required by the Companies Law, and has the requisite financial sophistication as defined by The Nasdaq Stock Market rules and regulations. Our board has also determined that each of the members of our audit committee is independent within the meaning of the independent director standards of The Nasdaq Stock Market and the SEC.

Compensation Committee

The compensation committee consists of Harel Beit-On, Yoav Doppelt and Talia Livni.

Remuneration of Directors

Remuneration of directors (other than our external directors, described below) requires the approval of the audit committee, the board of directors and the shareholders (in that order).

Our external directors are entitled to compensation as provided in regulations promulgated under the Companies Law and are otherwise prohibited from receiving any other compensation, directly or indirectly, from the company.

Dividends

The board may declare dividends. Dividends may be paid in assets or shares, debentures or debentures stock of our company or of other companies. For further information, see “Dividend Policy” in Item 8A and “Rights Attached to Shares” in Item 10B below.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether the company’s conduct complies with applicable law, integrity and orderly business procedure. The internal auditor has the right to demand that the chairman of the audit committee convene an audit committee meeting, and the internal auditor may participate in all audit committee meetings. Under the Companies Law, the internal auditor may be an employee of the company but may not be an “interested party”, an office holder or a relative of the foregoing, nor may the internal auditor be the company’s independent accountant or its representative. The Companies Law defines an “interested party” as the holder of 5% or more of a company’s shares, any person or entity who has the right to designate one or more of a company’s directors, the chief executive officer or any person who serves as a director or chief executive officer. We have appointed Ariel Albert, one of our employees, as our internal auditor.

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company, including directors and officers. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

•	information regarding the advisability of a given action submitted for his or her approval or performed by him or her by virtue of his or her position; and

•	all other important information pertaining to these actions.

The duty of loyalty of an office holder is a duty to act in good faith and for the benefit of the company, and includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties in the company and his or her personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

•	disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his or her position as an office holder.

Approval of Specified Related Party Transactions under Israeli Law

Under the Companies Law, the approval of the board of directors is required for all compensation arrangements of office holders who are not directors, and directors’ compensation arrangements require the approval of the audit committee, the board of directors and the shareholders, in that order.

The company may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

•	the office holder acts in good faith and the act or its approval does not cause harm to the company; and

•	the office holder discloses the nature of his or her interest in the transaction to the company in a reasonable time before the company’s approval.

Each person listed in the table under “Directors and Senior Management” above is considered an office holder under the Companies Law.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder of a company disclose to the company, promptly, and, in any event, not later than the first board meeting at which the transaction is discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company.

If the transaction is an “extraordinary transaction”, the office holder must also disclose any personal interest held by:

•	the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of these people; or

•	any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

Under the Companies Law, an “extraordinary transaction” is a transaction:

•	other than in the ordinary course of business;

•	that is not on market terms; or

•	that is likely to have a material impact on the company’s profitability, assets or liabilities.

If the transaction is an “extraordinary transaction”, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in a transaction, which is considered at a meeting of the board of directors or the audit committee, generally may not be present at this meeting or vote on this matter unless a majority of the directors or members of the audit committee have a personal interest in the matter.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes for this purpose a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company, but excluding a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the majority of the voting power of the shareholders present and voting at the general meeting of the company, provided that either:

•	at least one-third of the shares of shareholders who have no personal interest in the transaction and who are present and voting (in person or by proxy), vote in favor; or

•	shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the aggregate voting rights in the company.

Consistent with the provisions of the Companies Law, our articles of association include provisions permitting us to procure insurance coverage for our office holders, exempt them from certain liabilities and indemnify them, to the maximum extent permitted by law. Under the Companies Law, exemption from liability, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

Exculpation, Insurance and Indemnification of Directors and Officers.

Consistent with the provisions of the Companies Law, our articles of association include provisions permitting us to procure insurance coverage for our office holders, exempt them from certain liabilities and indemnify them, to the maximum extent permitted by law. Under the Companies Law, exemption from liability, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders. We obtained the approval of our audit committee, board of directors and shareholders in connection with the 2006 recapitalization.

Insurance

Under the Companies Law, a company may obtain insurance for any of its office holders for:

•	a breach of his duty of care to the company or to another person;

•	a breach of his duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice the company’s interests; or

•	a financial liability imposed upon him in favor of another person concerning an act performed by him in his capacity as an officer holder.

We currently have (i) directors’ and officers’ liability insurance providing total coverage of $30,000,000 for the benefit of all our directors and officers for an annual premium of $80,000 and expiring December 5, 2008, which we currently intend to renew or replace with total coverage of $100,000,000, which was approved by our shareholders in November 2006 in connection with the 2006 recapitalization, and (ii) run-off directors’ and officers’ liability insurance providing total coverage of $30,000,000 for the benefit of our current directors and officers for an annual premium of $1,100,000, expiring December 2012, with respect to actions or omissions occurring in their capacity as office holders prior to the closing of the December 2006 recapitalization.

Indemnification

The Companies Law provides that a company may indemnify an office holder against:

•	a financial liability imposed on him in favor of another person by any judgment concerning an act performed in his capacity as an office holder; and

•	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court relating to an act performed in his capacity as an office holder, in connection with: (i) proceedings the company institutes against him or instituted on its behalf or by another person; (ii) a criminal charge from which he was acquitted; or (iii) a criminal charge in which he was convicted for a criminal offense that does not require proof of criminal thought.

•	reasonable litigation expenses, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him as a result of such investigation or proceeding or if such financial liability was imposed, it was imposed with respect to an offence that does not require proof of criminal intent.

Our articles of association authorize us to indemnify our office holders to the fullest extent permitted under law. The Companies Law also authorizes a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to the financial liability imposed on him, as described above, then the undertaking should be limited:

•	to categories of events which the board of directors determines are likely to occur in light of the operations of the company at the time that the undertaking to indemnify is made; and

•	in amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable for the circumstances.

We have entered into indemnification agreements with all of our directors and with executive officers. Each indemnification agreement provides the office holder with the maximum indemnification allowed under applicable law. At the time of our 2006 recapitalization, our then serving directors and executive officers were parties to indemnification agreements with us in the form previously approved by us. Upon the closing of the 2006 recapitalization, all directors and officers, including both our newly elected directors and the directors whose term of service expired, entered into a new form of indemnification agreement that applies to directors and officers who were also parties to our pre-existing indemnification agreements only in the event that the pre-existing indemnification agreements are found invalid. Both forms of indemnification agreement are exhibits to this registration statement.

Exemption

Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, for a breach of his duty of care (other than in relation to distributions). Our articles of association provide that we may exempt any office holder from liability to us to the fullest extent permitted by law. Under the indemnification agreements, we exempt and release the office holders from any and all liability to us related to any breach by the office holders of his or her duty of care to us to the fullest extent permitted by law.

Limitations

The Companies Law provide that we may not exempt or indemnify an office holder nor enter into an insurance contract which would provide coverage for any liability incurred as a result of any of the following: (a) a breach by the office holder of his duty of loyalty unless (in case of indemnity or insurance only, but not exemption) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (b) a breach by the office holder of his duty of care if the breach was done intentionally or recklessly, unless done in negligence only; (c) any act done with the intent to derive an illegal personal benefit; or (d) any fine levied against the office holder.

The foregoing descriptions are general summaries only, and are qualified entirely by reference to the full text of the Companies Law and our articles of association, and the forms of indemnification agreements (which are filed as exhibits hereto), all of which are incorporated herein by reference.

D.	Employees

As of December 31, 2006, we had 932 full-time employees worldwide, of whom 117 were employed in research and development, 249 in sales and marketing, 97 in management and administration, 229 in operations, 172 in service and 68 in sales support. Of these employees, 386 were based in the Americas, 270 were based in Israel, 74 were based in Europe, 96 were based in the China and Asia Pacific region, and 106 were based in Japan.

As of December 31, 2005, we had 938 full-time employees worldwide, of whom 131 were employed in research and development, 230 in sales and marketing, 98 in management and administration, 243 in operations, 172 in service and 64 in sales support. Of these employees, 417 were based in the Americas, 253 were based in Israel, 75 were based in Europe, 99 were based in the China and Asia Pacific region, and 94 were based in Japan.

As of December 31, 2004, we had 965 full-time employees worldwide, of whom 123 were employed in research and development, 215 in sales and marketing, 125 in management and administration, 241 in operations, 190 in service and 71 in sales support. Of these employees, 424 were based in the Americas, 249 were based in Israel, 103 were based in Europe, 85 were based in the China and Asia Pacific region, and 104 were based in Japan.

We have completed the following facilities closures:

•	December 2003, Boston, Massachusetts

•	January 2004, Pleasonton, California

•	March 2005, Netanya, Israel

•	September 2006, Atidim, Israel

•	February 2007, Ramat Gan, Israel

•	March 2007, New York City, New York

We have completed the following reductions in force:

•	July 2003 — 78 employees

•	October 2003 — 102 employees

•	January 2007 — 30 employees

We are subject to Israeli labor laws and regulations with respect to our Israeli employees. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday and work week, minimum wages, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment. Our employees are not represented by a labor union. We consider our relationship with our employees to be good. To date, we have not experienced any work stoppages.

The employees of our subsidiaries are subject to local labor laws and regulations that vary from country to country.

E.	Share Ownership

See Item 6B “Compensation of Directors and Senior Management” and Item 7A “Major Shareholders” below.

Stock Option Plans

1998 Plan

In February 1998, we acquired Laser Industries Ltd. In connection with the acquisition, we assumed the stock options outstanding under the Laser stock option plans. Our board of directors administers these options. No other options may be granted under the Laser stock option plans. These options expire not later than ten years from the date of issuance. The following table presents option grant information for this plan as of December 31, 2006.

Ordinary Shares Reserved		Weighted Average
for Option Grants	Options Outstanding	Exercise Price

40,500	40,500	$6.80

1999 Share Option Plan

In May 2000, we adopted our 1999 share option plan, which was subsequently amended in May 2003. It is intended to be a “qualified plan” for employees only as defined by the U.S. Tax Code. Employees, directors and consultants of our company and our subsidiaries are eligible to participate in the plan. Our board of directors administers the plan. The options expire not later than ten years from the date of issuance. The following table presents option grant information for this plan as of December 31, 2006:

Ordinary Shares Reserved		Weighted Average
for Option Grants	Options Outstanding	Exercise Price

5,000,000	2,207,884	$6.63

2000 Share Option Plan

In July 2001, we adopted our 2000 share option plan. It is intended to be a “qualified plan” for employees only as defined by the U.S. Tax Code. This plan has terms that are substantially similar to the terms of the 1999 share option plan, except that under the plan, pursuant to Section 102 of the Israeli Tax Ordinance, options granted to residents of Israel, or shares issued upon exercise of options, may provide that they be held in trust and registered in the name of a trustee selected by the board. The trustee may not release the options or ordinary shares to the holders of these options or shares that are subject to the Israeli Tax Ordinance before the second anniversary of the registration of the options in the name of the trustee. The Israeli Tax Authority has approved this plan as required by applicable law. See “Israel 2003 Share Option Plan” below. Our board of directors administers the plan. Our employees, directors and consultants are eligible to participate in the plan. The options expire not later than ten years from the date of issuance. On September 30, 2006, our board of directors increased the number of ordinary shares reserved for the exercise of options granted under the plan from 10,000,000 to 11,500,000. The following table presents option grant information for this plan as of December 31, 2006:

Ordinary Shares Reserved		Weighted Average
for Option Grants	Options Outstanding	Exercise Price

11,500,000	10,582,245	$5.07

Israel 2003 Share Option Plan

In May 2003, our shareholders approved and adopted our Israel 2003 share option plan. This plan has terms that are substantially similar to the terms of our 2000 share option plan authorizing the grant of options pursuant to Section 102 of the Israeli Tax Ordinance to employees and directors who are residents of Israel. It is also intended to be a “qualified plan” as defined by the U.S. Tax Code. Our employees and directors who are residents of Israel are eligible to participate in this plan. Our board of directors administers the plan. The Israeli Tax Authority has approved this plan as required by applicable law. The options expire not later than ten years from the date of issuance. The following table presents option grant information for this plan as of December 31, 2006:

Ordinary Shares Reserved		Weighted Average
For Option Grants	Options Outstanding	Exercise Price

2,000,000	1,960,463	$1.47

2007 Share Incentive Plan

In January 2007, our board approved and adopted our 2007 share incentive plan. This plan provides for the grant of awards consisting of the grant of stock options, restricted stock, and other share-based awards (including cash and stock appreciation rights). The plan provides for options under Section 102 of the Israeli Tax Ordinance to residents of Israel and under Section 3(9) of that Ordinance. The plan also provides for both options that are “qualified” as defined by the U.S. Tax Code and options that are not so qualified. In addition to the issuance of awards under the relevant tax regimes of the United States and Israel, the plan contemplates issuances to grantees in other jurisdictions with respect to which the board is empowered to make the requisite adjustments in the plan. Our employees, directors, officer, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to us are eligible to participate in this plan. Our board of directors administers the plan. This plan has been approved by the Israeli Tax Authority as required by applicable law. Options granted under the plan expire not later than ten years from the date of issuance.

Ordinary Shares Reserved		Weighted Average
For Option Grants	Options Outstanding	Exercise Price

10,000,000	7,464,959	$1.0722

Option Exchange Offer

On March 28, 2003, we began a voluntary offer to exchange all options granted under the 2000 share option plan and Israel 2003 share option plan, other than options held by members of the board of directors, with exercise prices of $6.00 per share or more for new options with an exercise price equal to the market price of our ordinary shares on the date of grant. On May 12, 2003, we concluded the offer and accepted for exchange and cancelled options to purchase a total of 3,160,141 ordinary shares issued under these plans, representing approximately 76% of the options that were eligible for exchange under the offer. In exchange for the cancelled options, on May 12, 2003, we granted new options to purchase a total of 912,422 ordinary shares at an exercise price of $1.77 per share, the market price of the ordinary shares on May 12, 2003.

We intend to file one or more registration statements of Form S-8 to register the issuance of ordinary shares under our stock option plans. Until such registration statements are effective, any such issuance will not be registered.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Ownership of Major Shareholders

The following table presents as of April 20, 2007 (unless otherwise noted below), based on information provided to us by the holders or disclosed in public filings with the SEC, the beneficial ownership of our ordinary shares by:

•	each person who is known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our directors and senior management; and

•	all of our directors and senior management as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The table below includes the number of shares underlying options that are exercisable within 60 days after April 20, 2007. Ordinary Shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The percentage of outstanding ordinary shares is based on 153,985,595 ordinary shares outstanding as of April 20, 2007 (excluding 35,527 treasury shares).

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. The shareholders listed below do not have any different voting rights from any of our other shareholders. We know of no arrangements which would, at a subsequent date, result in a change of control of our company.

Unless otherwise noted below, each shareholder’s address is P.O. Box 240, Yokneam 20692, Israel.

		Options	Total
		Exercisable	Beneficial	Percentage
Beneficial Owner	Shares Owned	within 60 Days	Ownership	Ownership

LM Partners L.P.(1)	70,047,566	22,472,218	92,519,784	52.4%
Ofer Hi-Tech Investments Ltd.(2)	46,633,091	18,741,606	65,374,697	37.8
Harel Beit-On(3)	70,047,566	22,472,218	92,519,784	52.4
Yoav Doppelt(4)	—	128,000	128,000	*
Bank Hapoalim(5)	—	9,411,300	9,411,300	5.8
Dov Ofer	—	—	—	—
Zivi Nedivi	—	—	—	—
Lauri Hanover	—	100,000	100,000	*
Amnon Harari	—	60,000	60,000	—
Daphna Kedmi	—	100,000	100,000	*
Ruth Shaked	—	50,000	50,000	*
Igor Gradov	—	—	—	—
Eran Tamir	—	—	—	—
Shlomo Alkalay	—	53,333	53,333	*
Robert Mann	—	—	—	—
Zhai Qiying	—	—	—	—
Norio Murata	—	—	—	—
Lloynd Diamond	—	—	—	—
Jake Vander Zanden	—	—	—	—
Talia Livni(6)	—	16,667	16,667	*
Yitzhak Peterburg(7)	—	16,667	16,667	*
Eugene Davis	—	—	—	—
All directors and senior management as a group (19 persons)(8)	70,047,566	22,996,885	93,044,451	52.6%

*	Less than one percent.

(1)	Includes (a) 70,047,566 ordinary shares held directly by LM Partners L.P., (b) 11,560,343 shares issuable upon the exercise of additional warrants held by LM Partners L.P., which are currently exercisable or exercisable by LM Partners L.P. within 60 days of April 20,2007, (c) 10,639,875 shares issuable upon the exercise of closing warrants held by LM Partners L.P., which are currently exercisable or exercisable by LM Partners L.P. within 60 days of April 20,2007 (all of the foregoing subject to adjustments pursuant to their respective terms of grant) and (d) 272,000 shares issuable upon the exercise of options held by Mr. Beit-On in trust for the benefit of the general partner of L.M. Partners L.P. that are currently exercisable or exercisable by Mr. Beit-On within 60 days of April 20, 2007. See footnote (3) below. Mr. Beit-On, Mr. Shlomo Dovrat and his father, Mr. Aharon Dovrat, and Mr. Avi Zeevi hold indirect interests in, and are directors in, and/or shareholders of, various entities that are the general partners of LM Partners L.P. and may be deemed to be the beneficial owners of the shares held by LM Partners L.P. Mr. Beit-On, Mr. S. Dovrat, Mr. A. Dovrat and Mr. Zeevi disclaim beneficial ownership of the shares held by LM Partners L.P. except to the extent of their respective pecuniary interest therein. The address of LM Partners L.P. is 16 Abba Eban Avenue, Herzliya Pituach 46725 Israel.

(2)	Includes (a) 46,633,091 ordinary shares held directly by Ofer Hi-Tech Investments Ltd., (b) 11,658,273 shares issuable upon the exercise of additional warrants held by Ofer Hi-Tech Investments Ltd., which are currently exercisable or exercisable by Ofer Hi-Tech Investments Ltd. within 60 days of April 20, 2007, and (c) 7,083,333 shares issuable upon the exercise of closing warrants held by Ofer Hi-Tech Investments Ltd., which are currently exercisable or exercisable by Ofer Hi-Tech Investments Ltd. within 60 days of April 20,2007 (all of the foregoing subject to adjustments pursuant to their respective terms of grant). Ofer Hi-Tech Investments Ltd. is an indirect wholly owned subsidiary of Ofer (Ships Holding) Ltd. Orona Investments Ltd. (a company indirectly wholly owned by Mr. Udi Angel) and L.Y.N. (Holdings) Ltd. (a company in which Mr. Eyal Ofer holds 95% of the issued share capital) are each the direct owners of one-half of the outstanding shares of Ofer (Ships Holding) Ltd. Accordingly, the aforesaid companies, and Mr. Angel and Mr. Ofer, may be deemed to beneficially own the ordinary shares held by Ofer Hi-Tech Investments Ltd. The registered address of Ofer Hi-Tech Investments Ltd. is 9 Andre Saharov Street 31905, Israel and its principal place of business is at 40 Einstein Street, Ramat Aviv Office Tower, 6th floor, Tel Aviv 69102, Israel.

(3)	Includes 272,000 shares issuable upon the exercise of options held by Mr. Beit-On in trust for the benefit of the general partner of L.M. Partners L.P. that are currently exercisable or exercisable by Mr. Beit-On within 60 days of April 20,2007. Also reflects shares held of record by LM Partners L.P. See footnote (1). The address of Mr. Beit-On is Delta House, 16 Abba Eben Avenue, Herzelia, Pituach 46725, Israel.

(4)	The address of Mr. Doppelt is Ramat Aviv Tower, 40 Einstein Street, 6th Floor, Tel Aviv 69102, Israel.

(5)	The address of Bank Hapoalim is 23 Menachem Begin Street, Migdal Levinstein, Tel Aviv 66183, Israel.

(6)	The address of Ms. Livni is 93 Arlozorov Street, Tel Aviv 62098, Israel.

(7)	The address of Prof. Peterburg is 92 Jordan River, Tel Hashahar 76805, Israel.

(8)	See footnotes (3) and (4) above.

Based upon a review of the information provided to us by our transfer agent, as of April 24, 2007, there were 904 holders of record of our ordinary shares, of which 712 record holders holding 37,009,260, or approximately 24.0%, of our outstanding ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees.

As a result of the 2006 recapitalization, the percentage ownership of our existing shareholders immediately prior to the closing of the recapitalization decreased from 100% to approximately 21.2%.

Voting

See Item 10B “Memorandum and Articles of Association” below.

B.	Related Party Transactions

We and TRI, whose chairman and chief executive officer is Mr. Arie Genger, one of our former directors and formerly our chief executive officer, entered into a sublease agreement dated June 30, 2001 pursuant to which TRI sublet to us office space in New York City. In consideration for the use of this space, we paid rent to TRI as a percentage of TRI’s fixed rent, escalation rent and electricity charges pursuant to TRI’s lease with its landlord. In addition, we entered into an office services agreement pursuant to which TRI provided us with office support services including: receptionist telephone support, certain secretarial support, office supply purchasing assistance, catering services, computer and communication support and other similar office support functions as needed. In consideration for the services provided under the office services agreement, we paid TRI a monthly fee equal to

$15,000. We and TRI extended the sublease agreement and the office service agreement on November 1, 2002 for an additional 18 months, and they expired pursuant to their terms on September 29, 2004. The extension of the Sublease Agreement and the Office Services Agreement were made under the same terms as the original agreements, except for enlarging the space leased and the respective rent payments. In 2004, we paid TRI a total of approximately $0.9 million under the sublease and the office services agreement.

Dr. Darrell Rigel was one of our directors from June 1999 through February 2006. During that time period, he evaluated for us some of our products and applications, for the purpose of providing us with information on the use of our products by our physician customers and for use in developing new products or applications. In addition, during that time period, we paid Dr. Rigel $2,000 for each medical advisory group meeting that he chaired, plus expenses, for a total of $17,000 for the entire period. The medical advisory group is a group of independent physicians that, in addition to providing us with professional insights, helps us to gain maximum leverage from our marketing efforts. As physicians and businesspeople in the field, the committee members critically evaluate our technology, customer service and quality assurance. Our arrangement with Dr. Rigel was approved by shareholders at the 2003 Annual General Meeting of shareholders.

Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our officer holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from this registration statement to the extent that these liabilities are not covered by insurance. See “Exculpation, Insurance and Indemnification of Directors and Officers,” in Item 6C above.

As part of the Purchase Agreement in the 2006 recapitalization, our current officers and directors entered into new indemnification agreements and are entitled to the benefit of a run-off insurance policy for the coverage of certain liability in connection with actions or omissions. In addition, the directors immediately prior to the closing received certain options as part of their director compensation for 2005 and 2006, and the new directors after closing received certain options as part of their director compensation for 2006.

See “2006 Recapitalization” in Item 4A above and Item 6B “Compensation of Directors and Senior Management” above.

C.	Interests of Experts and Counsel

Not Applicable

ITEM 8.  FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The consolidated financial statements and other financial information required by Regulation S-X are included in this registration statement beginning on page F-1.

Export Sales

In 2006, approximately $263 million, or approximately all of our total sales, were to customers located outside Israel.

Legal Proceedings

We are a party to various legal proceedings incident to our business. Except as noted below, there are no legal proceedings pending or threatened against us that we believe are likely to have a material adverse effect on our consolidated financial position.

In February 2002, we received a request from the SEC to voluntarily provide certain documents and information for a period commencing January 1, 1998. The request primarily related to our relationships with distributors, and also asked for amplification of our explanation of certain previously disclosed charges and write-downs. In May 2002, the SEC issued a formal order of investigation on these matters, including as to whether, in connection therewith, we, in prior periods, may have overstated revenues and related income and failed to maintain proper books and records and a proper system of internal controls. On February 18, 2004, the law firm of Debevoise & Plimpton LLP rendered a report on behalf of our audit committee that concluded that our revenue recognition was inappropriate with respect to certain transactions during the fiscal years ended December 31, 2001, December 31, 2002 and December 31, 2003. On April 26, 2006, the SEC brought a civil proceeding against us, Sagi Genger, our former Chief Operating Officer, and Kevin Morano, our former Chief Financial Officer and Senior Vice President for Marketing and Business Development, both of whom are no longer employed by us. Mr. Genger is the son of Arie Genger, one of our former directors and former Vice Chairman of the Board. The civil proceeding sought, among other things, an injunction against us, alleging violations of the antifraud and other provisions of the U.S. federal securities laws in connection with inappropriately recognizing revenue in our 2001, 2002 and 2003 financial statements. Concurrently with filing the civil action, on April 26, 2006, the SEC approved a settlement with us and Mr. Genger.

As part of that settlement, we consented, without admitting or denying the allegations, to the entry of a permanent civil injunction against future violations of the antifraud, reporting, books and records and internal control provisions of the federal securities laws and related SEC rules.

As part of that settlement, Mr. Genger consented, without admitting or denying the allegations, to the entry of (i) a permanent civil injunction against future violations of the antifraud, reporting, books and records and internal control provisions of the federal securities laws and related SEC rules, (ii) an order to pay a civil monetary penalty of $75,000 and (iii) an order prohibiting him from serving as an officer or director of a publicly traded company for five years. We did not pay Mr. Genger’s penalty or reimburse him for it.

In addition, as part of the settlement, the SEC revoked the registration of our shares registered under Section 12 of the Exchange Act. As a result of the deregistration, our shares cannot be quoted or traded in the United States on a national securities exchange or the NASDAQ Stock Market until we re-register our shares with the SEC. Upon the effectiveness of this registration statement, our ordinary shares will be registered under Section 12 of the Exchange Act and eligible once again for quoting or trading in the United States on a national securities exchange or the NASDAQ Stock Market. However, we cannot assure you that our shares will be approved for quotation or trading on any securities exchange or the NASDAQ Stock Market. As part of the settlement, we must also continue to cooperate with the SEC’s prosecution of its claims against Mr. Morano, who is contesting the allegations against him.

Under the terms of their indemnification agreements, we have agreed to indemnify Mr. Morano and Mr. Genger to the fullest extent permitted by law, including advancing expenses up to the higher of (i) $250 million or (ii) 50% of the market value of the outstanding ordinary shares prior to the occurrence giving rise to the indemnifiable event. See “Exculpation, Insurance and Indemnification of Directors and Officers” in Item 6C above.

On June 17, 2003, the U.S. District Court for the Southern District of New York consolidated nine purported class action complaints filed against us and several former officers and directors, and appointed lead plaintiffs counsel. On August 29, 2003, lead counsel filed a consolidated amended class action complaint (CAC) which expanded the alleged class period to cover a period from October 2, 2000 to May 16, 2002, made new substantive allegations of alleged securities fraud, and added our then-Vice Chairman of the Board, Arie Genger, as an additional defendant solely on a controlling person theory of liability. (The CAC continued to name our then-Chairman of the Board, Jacob Frenkel, and former officers Yacha Sutton, Sagi Genger and Asif Adil as defendants.) The principal claims in the CAC may be summarized as follows: (a) our financial statements, and the related press releases announcing or pre-announcing such results, from the third quarter of fiscal year 2000 to the first quarter of fiscal year 2002, overstated revenues for the applicable quarter due to alleged violations of GAAP. (The focus of the alleged improper revenue recognition is on sales to distributors which plaintiffs characterize as “channel stuffing”); and (b) our 2001 acquisition of the business of the Coherent Medical Group (CMG) was for the fraudulent purpose of taking very large one-time charges and write-downs claimed to be associated with the acquisition but which were really intended to write down receivables or other assets which should have been written-off or down earlier, and we fraudulently overstated the progress or success of the ongoing efforts to integrate CMG with our business, and the benefits or synergies to be achieved by that combination. In addition to these basic claims, the CAC asserted additional claims based on several other alleged violations of financial reporting requirements, including (i) the alleged failure to disclose all anticipated write downs and charges in a Form 8 K/A pro forma balance sheet filed in July 2001 presenting the effect of our combination with CMG as if it had occurred as of March 31, 2001; (ii) the alleged misclassification of $9 million in assets as inventory instead of finished goods used in operations on the balance sheet for the year ending December 31, 2001; and (iii) the failure to make adequate disclosures in our 10-K report for the year ending December 31, 2001 about an $8.2 million related party sale agreement during the last quarter between us and our UK affiliate, Aculight, which transaction allegedly lacked economic substance.

On November 19, 2003, all defendants except Adil moved to dismiss the CAC on grounds, among others, of failure to state a claim on which relief can be granted, failure to plead fraud with particularity, and, in material part, statute of limitations. By separate counsel, Adil moved to dismiss on grounds of insufficient service of process.

On March 4, 2005, while the motions to dismiss the CAC remained pending, the lead plaintiffs sought leave to amend the CAC and to pursue discovery. On March 17, 2005, the Court denied the request to conduct discovery but stated that plaintiffs were authorized to amend their complaint. On June 10, 2005, lead plaintiffs filed their Second Amended Consolidated Class Action Complaint (SAC). The SAC asserts the same claims, allegations, and Class Period as alleged in the CAC and names the same defendants. New allegations are made, however, as to (i) sales of our stock made by certain defendants during the first half of 2001; (ii) the purported knowledge of various confidential witnesses allegedly interviewed by plaintiffs’ counsel; and (iii) certain post-class period events, such as our public statements about the then-pending SEC investigation, the investigation by our audit committee, the replacement of Yacha Sutton as Chief Executive Officer, the elimination of Sagi Genger’s position, the delisting of our ordinary shares by NASDAQ, and the announcement that we anticipated restating our revenues and earnings or 2001, 2002, and 2003. All defendants, including Adil by his separate counsel, moved to dismiss the SAC for, inter alia, failure to state a claim upon which relief can be granted, failure to plead fraud with particularity, and the statute of limitations. The motions were fully briefed and submitted to the Court on October 31, 2005. Those motions have not yet been decided.

Under the terms of their indemnification agreements, we have agreed to indemnify Prof. Frenkel, Mr. Sutton, Mr. Adil, Sagi Genger and Arie Genger to the fullest extent permitted by law, including advancing expenses up to the higher of (i) $250 million or (ii) 50% of the market value of the outstanding ordinary shares prior to the occurrence of the indemnifiable event. See “Exculpation, Insurance and Indemnification of Directors and Officers” in Item 6C above.

We believe that we have meritorious defenses with respect to the allegations and claims in all of the above purported class action lawsuits, and we intend to vigorously defend against them.

Seventeen purchasers of our stock between September 2001 and February 2002, originally filed a complaint in the Northern District of Illinois in February 2003, which was transferred to the Southern District of New York, where it has been assigned as a related case to the judge who is presiding over the above-described consolidated class action cases. The amended complaint alleges that we and two former officers, Yacha Sutton and Sagi Genger, made material misrepresentations and/or omissions about our financial results and projections of future earnings, due, among other reasons, to the alleged improper recognition of revenue, and that defendants also overstated the benefits and the success of our acquisition of CMG. In May 2004, all defendants moved to dismiss for failure to state a claim and failure to allege fraud with particularity, and for failure to effect service of process on Mr. Sutton and Sagi Genger. The motion has been fully briefed. There has been no decision on the defendant’s motion to dismiss.

On July 1, 2004, we and Danish Dermatological Development A/S, a Danish company, or DDD, agreed to a settlement and license agreement resolving certain litigation. Under the terms of the agreement, (i) we granted DDD limited, royalty-bearing, non-exclusive worldwide licenses for our patents relating to the use of intense pulsed light in aesthetic and medical applications, including all of our IPL-related patents, (ii) DDD granted us a fully paid-up, worldwide, non-exclusive license to DDD’s patents in the same field, and (iii) we agreed to additional confidential terms. Neither party admitted wrongdoing or liability.

On January 1, 2004, we and Syneron Medical Ltd. (together with certain of our former employees) agreed to a settlement and license agreement resolving certain litigation. Under the terms of the agreement, (i) we granted Syneron unlimited, non-exclusive worldwide licenses for our patents relating to the use of incoherent light in aesthetic and medical applications, including all of our IPL-related patents, (ii) Syneron will pay us royalties up to a predetermined cap with an up-front payment of $1.5 million, and (iii) we agreed to additional confidential terms. Neither party admitted wrongdoing or liability. All royalties due under the terms of the agreement have been paid.

In June 2004, we and Palomar Medical Technologies, Inc. settled certain litigation. Pursuant to the settlement, (i) we agreed to pay Palomar $4.09 million over the subsequent six fiscal quarters for royalties due on sales of the LightSheer Diode Laser System manufactured between July 1, 2002 and December 31, 2003, (ii) we agreed to pay Palomar a 5% royalty on sales of the LightSheer and other professional laser hair removal devices beginning January 1, 2004, (iii) we agreed to grant Palomar a paid-up license to a variety of our patents for Palomar’s light-based devices and (iv) Palomar granted us a paid-up license for certain of our IPL products.

In December 2003, we and Trimedyne, Inc. settled litigation and entered into a long-term commercial agreement covering the manufacture by Trimedyne and the sale by us of certain side fire and angle fire fibers. These fibers are used with our lasers, particularly in orthopedics, urology and spinal surgery. The agreement also includes additional confidential terms.

On March 27, 2003 Diodem, LLC filed a complaint in the United States District Court for the Central District of California against us, among other defendants, alleging infringement of four U.S. patents (Patent Nos. 5,267,856; 5,304,167; 5,422,899; and 6,122,300) then owned by Diodem in the field of dental laser technology. On May 5, 2003, Diodem filed its First Amended Complaint containing substantially similar allegations against us, American Medical Technologies, Inc., Biolase Technologies, Inc., OpusDent Inc., and HoyaConBio. The complaint sought injunctive relief and unspecified damages. We filed our answer and counterclaim on July 8, 2003, generally denying all of the allegations and asserting numerous affirmative defenses.

The District Court conducted a Markman Hearing on claim interpretation on July 15, 2004. Based on the court’s claim interpretation, Diodem abandoned its claim that we infringed U.S. Patent No. 5,304,167, while reserving the right to appeal the court’s claim construction. After the close of discovery, we filed summary judgment motions for invalidity and non-infringement of U.S. Patent Nos. 5,422,899 and 6,122,300 and for invalidity of U.S. Patent No. 5,267,856, which the District Court denied. On December 20, 2004, Diodem and co-defendant Biolase entered into a settlement agreement. Although the terms of the settlement agreement remain confidential, on December 23, 2004, Biolase filed a Form 8-K with the SEC stating that it had agreed to acquire all of the intellectual property portfolio of Diodem, including the four patents in suit. In view of this development, the District Court added Biolase’s wholly-owned acquisition company, BL Acquisition II, as a plaintiff. On March 13, 2006, we amended our counterclaim to allege various business torts and antitrust counterclaims against BL Acquisition II and its parent, Biolase. Discovery on the antitrust and other business tort claims has been stayed pending completion of the patent trial. Trial on the antitrust and other business tort claims has not been scheduled. The court has indicated that it will schedule the trial for mid-June 2007.

On September 20, 1999, Dr. Richard Urso filed a purported class action lawsuit against ESC Medical Systems Inc. (the predecessor of Lumenis, Inc.) and a leasing company in Harris County, Texas, alleging a variety of causes of action. He eventually non-suited that case and re-filed another purported class action in Harris County Texas on May 3, 2001 along with approximately forty-eight physicians and medical clinics. Plaintiffs claimed breach of contract, breach of express and implied warranties, fraud, misrepresentation, conversion, product liability, and violation of the Texas Deceptive Trade Practices Act and Texas Securities Act. Plaintiffs eventually amended their complaint to dismiss the class action and securities allegations and to add several new plaintiffs. On October 9, 2003 the Court dismissed the cases of the non-Texas plaintiffs based on forum non conveniens. The Court’s order allowed any non-Texas plaintiff to re-file their claims in their home state within one year of the court’s order. Plaintiffs appealed the order and the dismissal was affirmed.

The claims of the Texas plaintiffs were all resolved either by non-suit or settlement. The Company offered to continue tolling the claims of those Non-Texas plaintiffs who would agree to produce documents and to make themselves available for examination under oath. Six plaintiffs initially agreed to this procedure. Five of those claims have since been resolved by settlement. A total of 14 physicians or customers did not agree to the initial tolling agreement and filed a total of six separate lawsuits. Eight of these plaintiffs either dismissed their claims voluntarily or have settled with the Company. Six plaintiffs dismissed their lawsuit in exchange for our agreement to sign a tolling agreement that largely parallels the provisions of the Tolling Agreement mentioned above. A total of 33 Urso plaintiffs failed to either agree to the tolling agreement or to file new lawsuits.

There currently are no active lawsuits involving former Urso plaintiffs, although there are a total of seven former Urso plaintiffs who have signed tolling agreements that require them to produce documents and make themselves available for examination under oath. Currently, we are gathering the evidence promised by these claimants and continue to deny their allegations.

On April 7, 2006 Theodore Stelitotis filed a lawsuit in the Court of Common Pleas of Washington County, Pennsylvania against Coherent, Inc. regarding the sale of equipment by Coherent, Inc to the plaintiff. The plaintiff is seeking damages in excess of 1.0 million dollars for various causes of action including fraud, negligent misrepresentation, negligence, breach of warranty and breach of contract. As part of the 2001 acquisition of the medical division of Coherent, Inc. we have undertaken to defend and indemnify Coherent against such claims. The Company moved to dismiss all of plaintiff’s claims and the court granted the Company’s motion in part dismissing the fraud, negligent misrepresentation and negligence claims. The only remaining claims are for breach of contract and breach of warranty. We believe these claims have no basis and continue to vigorously defend ourselves.

On July 20, 2006 CardioFocus, Inc. filed a lawsuit in the United States District Court for the District of Massachusetts (Case No. 06-11242 RWZ) against us. The case alleges that we willfully infringe three United States patents. We filed an Answer and Counterclaims on January 2, 2007, and CardioFocus, Inc. replied to the Counterclaims on January 19, 2007. We intend to vigorously defend against plaintiffs’ claims. We have asked the Court to bifurcate for trial and separate discovery the issues of patent ownership, license and whether we have a release from liability. As part of that request, we have asked the Court to stay discovery and trial of all other claims. On April 5, 2007, the Court granted our motion. A date for trial has not yet been set.

On July 23, 2003, Dr. William P. Young, a veterinarian, filed a patent infringement lawsuit against us in the United States District Court for the Southern District of Ohio claiming that we were inducing veterinarians to infringe his Unites States Patent Number 6,502,579. In November 2005, the court held claims 1-5 of the patent invalid as a matter of law. Claim 6 remains at issue. We have filed several motions to have the remainder of the case dismissed. On March 28, 2006 the court granted two of our motions for summary judgment. The court dismissed Young’s claim of induced infringement for the only remaining patent claim, claim 6, and held the patent unenforceable due to inequitable conduct during the re examination of the patent. Young has appealed the invalidity and unenforceability decisions but not the non infringement holding. A hearing was held on February 9, 2007, but the appelate court has not yet rendered its decision.

In March 2007, we, GSI Group Limited and GSI Group, Inc. agreed to a settlement resolving litigation regarding the sale of certain assets of Spectron Cosmetics Limited, a subsidiary of ours, to GSI Limited. Under the terms of the agreement we paid GSI $2.75 million in full and final settlement of the litigation and other claims threatened by GSI.

In or about March 2006, we received an Administrative Subpoena from the Office of Export Enforcement, Bureau of Industry and Security, U.S. Department of Commerce. The subpoena sought documents concerning the export of U.S. origin commodities, directly or indirectly, to the United Arab Emirates or the Islamic Republic of Iran. The U.S. Government could assess a penalty against our U.S. subsidiary, Lumenis, Inc., because of certain unlicensed exports or reexports to Iran of devices and associated spare parts and accessories originating with Lumenis, Inc. Exports from the United States to Iran are subject to two separate sets of regulations, one administered by the U.S. Department of Commerce and the other administered by the U.S. Department of the Treasury. We are cooperating fully with the U.S. Government’s investigation, which to date has been administered by the Commerce Department. During 2006, we submitted a full report of the matter to the Commerce Department. In March 2007, we submitted a full report to the Treasury Department where the matter is now under review.

In or about October 2005, we received a notice from the ITA assessing income taxes for the fiscal years ended December 31, 2000 and 2001 in the amount of NIS 254 million (approximately $60.1 million at December 31, 2006 exchange rates), including interest and penalties. The assessment is primarily based on an attempt by the ITA to disallow the exemption available for our approved enterprise, which would then subject our income to the full statutory income tax rate in those years, by claiming that the audited statutory financial statements submitted for those years are incomplete. In addition, the ITA assessed tax on an alleged deemed dividend from earnings under our approved enterprise program for the same period. We have filed an appeal notice with the District Court in

Haifa, Israel against the ITA assessment. We believe that the entire assessment is in error and that no tax is due, and we intend to vigorously defend our position in the Israeli courts and under applicable tax treaties.

Finally, we also are a defendant in various product liability lawsuits in which our products are alleged to have caused personal injury to certain individuals who underwent treatments using our products and to certain efficacy claims alleging that we are in breach of contract with certain customers. We are also parties to various employment claims in some of the regions in which we operate. We are defending ourselves vigorously, maintain insurance against the product liability claims and believe that these claims individually or in the aggregate are not likely to have a material adverse impact on our business, financial condition or operating results.

Dividend Policy

We have never paid a cash dividend on our ordinary shares and do not anticipate that we will pay any cash dividend on our ordinary shares in the foreseeable future.

We intend to retain our earnings to finance the development of our business. Any future dividend policy will be determined by our board of directors based upon conditions then existing, including our earnings, financial condition, tax position and capital requirements as well as such economic and other conditions as the board may deem relevant. Pursuant to our articles of association, dividends may be declared by the board. Dividends must be paid out of our profits and other surplus funds, as defined in the Companies Law, as of the end of the most recent year or as accrued over a period of the most recent two years, whichever is higher, provided that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In addition, because we have received certain benefits under the Israeli law relating to “approved enterprises,” our payment of dividends may be subject to certain Israeli taxes to which we would not otherwise be subject. Furthermore, pursuant to the terms of financing agreements, we are restricted from paying dividends to our shareholders. In the event that we declare cash dividends, we will pay those dividends in New Israeli Shekel.

Dividends paid out of income derived from an approved enterprise under Israeli law are subject to a 15% withholding tax. Approved enterprises may receive exemption from Israeli tax for up to 10 years. See “Approved Enterprise” in Item 5A above. Should dividends be paid out of income earned by us from an approved enterprise during the tax exempt period, such income will be subject to tax at the rate of up to 25%.

B.	Significant Changes

No significant change, other than as otherwise described in this registration statement, has occurred in our operations since the date of the annual financial statements included herein.

ITEM 9.	THE OFFER AND LISTING

A.	Listing Details

The following table sets forth, for the periods indicated, the reported high and low closing sale prices per share for our ordinary shares, as reported by NASDAQ for the NASDAQ National Market prior to February 6, 2004, and as quoted on the Pink Sheets Electronic Quotation Service until April 26, 2006.

	Sales Prices
	High	Low

2002 Annual	$23.35	$1.80
2003 Annual	2.46	0.91
2004 Annual	2.22	1.09
2005 Annual	2.85	1.30
2006 Annual	2.68	1.40
2005
First Quarter	$2.85	$2.06
Second Quarter	2.35	1.30
Third Quarter	2.24	1.50
Fourth Quarter	2.40	1.80
2006
First Quarter	$2.68	$1.70
Second Quarter	1.84	1.40
Third Quarter	—	—
Fourth Quarter	—	—
2007
First Quarter	—	—

We are using this registration statement to register our ordinary shares, par value NIS 0.01 per share, under Section 12 of the Exchange Act. The ordinary shares are registered on the books of our transfer agent, American Stock Transfer and Trust Company. There are no transfer restrictions apart from the requirement that any transfers comply with applicable securities laws and the rules of applicable securities exchanges. See “Markets” below.

B.	Plan of Distribution

Not Applicable

C.	Markets

Our ordinary shares were first listed and began trading on The NASDAQ National Market on January 24, 1996 under the ticker symbol “ESCMF.” On September 17, 1999, we began trading under the ticker symbol “ESM,” and on September 24, 2001, following the required Israeli authority approval of the new name, Lumenis Ltd., we began trading under the ticker symbol “LUME.” On February 6, 2004, our ordinary shares were delisted from the NASDAQ National Market and transferred to the pink sheets. On April 26, 2006, the SEC revoked the registration of our shares under Section 12 of the Exchange Act, and since that time, our shares have not been traded on any national securities exchange or quoted on any system.

D.	Selling Shareholders

Not Applicable

E.	Dilution

Not Applicable

F.	Expense of the Issue

Not Applicable

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Our authorized share capital is NIS 70,000,000, consisting of 700,000,000 ordinary shares, par value NIS 0.1 per share. As of April 20, 2007, we had 154,021,122 ordinary shares outstanding, all of which were fully paid, and 35,527 ordinary treasury shares, at cost of $103,000. In addition, as of that date, we had a total of 18,500,000 ordinary shares reserved for issuance and outstanding options to purchase a total of 14,791,000 ordinary shares with a weighted average exercise price of $4.83 per share. See “Stock Option Plans” under Item 6E above.

As of January 1, 2004, we had 36,942,664 ordinary shares outstanding and outstanding options to purchase a total of 9,366,000 ordinary shares with a weighted average exercise price of $7.10 per share. During 2004, we granted options to purchase a total of 2,245,000 ordinary shares with a weighted average exercise price of $1.33 per share. During 2004, options to purchase a total of approximately 38,000 ordinary shares were exercised with a weighted average exercise price of $1.69 per share. In addition, at the end of 2004 we issued 350,000 ordinary shares as part of a settlement agreement concerning the CMG acquisition.

As January 1, 2005, we had 37,331,311 ordinary shares outstanding and outstanding options to purchase a total of 10,226,000 ordinary shares with a weighted average exercise price of $6.39 per share. During 2005, we granted options to purchase a total of 1,731,000 ordinary shares with a weighted average exercise price of $2.01 per share. During 2005, options to purchase a total of approximately 2,000 ordinary shares were exercised with a weighted average exercise price of $1.77 per share.

As of January 1, 2006, we had 37,340,465 ordinary shares outstanding and outstanding options to purchase a total of 11,627,000 ordinary shares with a weighted average exercise price of $5.86 per share. During 2006, we granted options to purchase a total of 3,575,000 ordinary shares with a weighted average exercise price of $1.15 per share. On December 5, 2006, the Company completed a recapitalization of its existing debt and equity structure (“Recap”). The Recap involved a cash investment from a private equity consortium, restructuring of the existing bank debt and the issuance of options to existing and outgoing directors of the Company (for more details see “History and Development of the Company — 2006 Recapitalization” in Item 4 above). As a result of the above-mentioned private placement share capital was increased by 116,680,657 ordinary shares. No exercise of options to purchase ordinary shares took place in 2006.

As of January 1, 2007, we had 153,985,595 ordinary shares outstanding and outstanding options to purchase a total of 14,791,000 ordinary shares with a weighted average exercise price of $4.83 per share. Between January and April 2007, we granted options to purchase a total of 7,464,959 ordinary shares with a weighted average exercise price of $1.072 per share.

B.	Memorandum and Articles of Association

Purposes and Objects of the Company

We are a public company registered under the Israel Companies Law as Lumenis Ltd., registration number 52-004255-7. Pursuant to our memorandum of association, we were formed for the purpose of engaging in the research, development, manufacture, marketing, sale, import and export of high output electrical energy systems, systems that will produce other forms of energy, products that are based on high output technologies, performing various corporate activities permissible under Israeli law, and to engage in any filed that the management of the company may decide from time to time.

On February 1, 2000, the Israeli Companies Law, 1999-5759, or the Israeli Companies Law, came into effect and superseded most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983, except for certain provisions which relate to bankruptcy, dissolution and liquidation of companies.

The Powers of the Directors

Under the provisions of the Israeli Companies Law and our articles of association, the management of the business of the company shall be vested in the board, which may exercise all such powers and do all such acts and things as the company is authorized to exercise and do. For certain approval requirements, disclosure obligations and limitation on participation of members in board meetings, see “Fiduciary Duties of Officer Holders — Approval of Related Party Transactions Under Israeli Law” in Item 6C above.

The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

Our articles of association do not impose any mandatory retirement or age-limit requirements on our directors and our directors are not required to own shares in our company in order to qualify to serve as directors.

Rights Attached to Shares

Our authorized share capital consists of 700,000,000 ordinary shares of a nominal value of NIS 0.1 each. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the ordinary shares are as follows:

Dividend rights.  Our board of directors may, in its discretion, declare that a dividend be paid pro rata to the holders of ordinary shares. Dividends must be paid out of our profits and other surplus funds, as defined in the Companies Law, as of the end of the most recent year or as accrued over a period of two years, whichever is higher, provided that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

Voting rights.  Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Shareholders may vote at a shareholder meeting either in person or by proxy. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

The Companies Law imposes certain duties on our shareholders. A shareholder, in exercising his or her rights and performing his or her obligations to our other shareholders and us, must act in good faith and in an acceptable manner, and avoid abusing his or her powers. This duty is required when voting at general meetings on matters such as changes to our articles of association, increasing our registered capital, mergers and related party transactions. A shareholder also has a general duty to refrain from depriving any other shareholder of his or her rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that his or her vote can determine the outcome of a shareholder vote and any shareholder who, under our amended and restated articles of association, can appoint or prevent the appointment of an office holder, is required to act fairly towards the company. The Companies Law does not specifically define the duty of fairness, but provides that the remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness. There is no binding case law that addresses this subject directly. Any voting agreement is also subject to observance of these duties.

Election of Directors

Pursuant to our articles of association, our directors are elected by the holders of a simple majority of our ordinary shares at a general shareholder meeting. See Item 6C “Board Practices” above. Our ordinary shares do not have cumulative voting rights for this purpose. As a result, holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting at which a quorum is present have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors described under “External Directors” in Item 6C above.

In addition, any shareholder or group of shareholders of the company holding at least twelve percent (12%) of the voting rights in the issued share capital of the company (a “12% Group”) may request that the board include in the agenda of the next general meeting in which directors are due to be appointed to the board, one (1) nominee designated by such 12% Group. The request must be delivered to the secretary of the company not later than 40 days and not more than one hundred and twenty (120) days prior to the foregoing general meeting. Such nominee for election as director at the general meeting may not be submitted if at least 75% of the then serving directors resolve that his/her nomination is not in the best interests of the company. A nominee of a 12% Group shall be deemed elected if such election is approved by the affirmative vote of either (i) a majority of the voting power present and voting in person or by proxy at the general meeting or (ii) all the members of the 12% Group. In the event that the election of such nominee(s) is approved under clause (ii), such election shall be deemed effective regardless of the results of the vote by all shareholders present and voting in person or by proxy at the general meeting.

LM Partners L.P. holds 45.48% of our outstanding ordinary shares (excluding treasury shares) and Ofer Hi-Tech Investments Ltd. holds 30.28% of our outstanding ordinary shares (excluding treasury shares), which enables them to elect 3 and 2 of our directors, respectively, except our external directors, whose election requires compliance with the special approval requirements described in “External Directors” in Item 6C above.

Annual and Special Meetings

The board of directors must convene an annual general meeting of shareholders at least once every calendar year, within fifteen months of the last annual general meeting.

A special general meeting may be convened by the board of directors, as it decides. In addition, our board of directors is required to convene a special general meeting of our shareholders at the request of (i) two directors or one quarter of the members of our board of directors, or (ii) one or more holders of 5% or more of our share capital and 1% of our voting power or the holder or holders of 5% or more of our voting power.

Notices

Until recently, the Companies Law provided that a company whose shares are traded on an exchange must give notice of a general meeting to its shareholders of record at least twenty-one days prior to the meeting, unless the company’s articles provide that a notice need not be sent. This provision has been omitted from the Companies Law, and the Law now provides that the rules applicable to notice to shareholders in a public company shall be determined by regulations. Under our articles of association, notice of general meetings shall be given to shareholders in accordance with any mandatory provisions of the Companies Law and the regulations thereunder.

Quorum

The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, more than one third of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the board of directors determines. At the reconvened meeting, if the original meeting was convened upon requisition under the Companies Law, the required quorum consists of one or more shareholders, present in person or by proxy, and holding the number of shares required for making such requisition, and in any other case any two members present in person or by proxy.

Adoption of Resolutions

Subject to the provisions of the Companies Law or as specifically set in our articles of association (for example, see “Election of Directors”), a shareholders’ resolution , such as a resolution for the amendment to our articles of association, shall be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting, in person or by proxy and voting thereon. Under the law a resolution to voluntarily wind up the company requires the approval by holders of 75% of the voting rights represented at the meeting, in person or by proxy and voting on the resolution.

Rights to share in the company’s profits.  Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution. See “— Rights Attached to Shares — Dividend Rights.”

Rights to share in surplus in the event of liquidation.  In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Limited Liability.  The company is a limited liability company and therefore each shareholder’s liability to the company’s obligations shall be limited to the payment of the par value of the shares held by such shareholder, subject to the provisions of the Companies Law.

Limitations on any existing or prospective major shareholder. See “Approval of Related Party Transactions Under Israeli Law” in Item 6A above.

Changing Rights Attached to Shares

According to our articles of association, in order to change the rights attached to any class of shares, unless otherwise provided by the terms of the class, such change must be adopted by a general meeting of the shareholders and by a separate general meeting of the holders of the affected class with a simple majority of the voting power participating in such meeting.

Limitations on the Rights to Own Securities in Our Company

Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries which are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

The Israeli Companies Law requires that mergers between Israeli companies be approved by the board of directors and, unless certain requirements described under the Companies Law are met, general meeting of shareholders of both parties to the transaction. If the approval of a general meeting of the shareholders is required, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if shares of the company are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.

The approval of the boards’ of both companies is subject to such boards’ determination that considering the financial position of the merging companies, in its opinion no reasonable concern exists that after the merger the surviving company will be unable to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. The approval of the merger by the general meetings of shareholders of the companies may also be subject to additional approval requirements as specified in the Israeli Companies Law and regulations promulgated thereunder (such as, approval of the anti trust authorities). In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite merger proposals have been filed with the Israeli Registrar of Companies by each merging company and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. The Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquiror may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

Israel tax law treats stock-for-stock acquisitions between an Israeli company and another company less favorably than does U.S. tax law. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his or her ordinary shares for shares in another corporation to taxation prior to the sale of the shares received for such stock-for-stock swap.

Pursuant to our 1999 share option plan, 2000 share option plan, Israel 2003 share option plan, in the event of a change of control, all options then held by directors, our chief executive officer and other executive officers reporting directly to the chief executive officer will become exercisable with respect to the entire amount of the ordinary shares underlying those options.

Changes in Our Capital

Changes in our capital are subject to the approval of the shareholders at a general meeting by a simple majority of the votes of shareholders participating and voting in the general meeting.

C.	Material Contracts

We have not entered into any material contract, other than contracts entered into in the ordinary course of business, or as otherwise described herein in Item 4A “Business Overview” above or Item 7B “Related Party Transactions” above.

D.	Exchange Controls

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

The ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our memorandum of association or articles of association or by the laws of the State of Israel.

E.	Taxation

The following is a short summary of certain provisions of the tax environment to which shareholders may be subject. This summary is based on the current provisions of tax law. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts.

This discussion does not address all of the tax consequences that may be relevant to all purchasers of our ordinary shares in light of each purchaser’s particular circumstances and special tax treatment. For example, the discussion below does not cover the tax treatment of residents of Israel and traders in securities who are subject to special tax regimes. As individual circumstances may differ, holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares. The following is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. Each individual should consult his or her own tax or legal advisor.

Israeli Taxation Considerations

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.

Israeli resident individuals

As of January 1, 2006, the tax rate applicable to real (non-inflationary) capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, retroactive from January 1, 2003, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale the tax rate will be 25%. A “significant shareholder” is generally a person who alone, or together with such person’s relative or another person who collaborates with such person’s on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right.

Israeli individual residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares (other than bonus shares or share dividends), which is withheld at the source at the following rates: (i) for dividends distributed prior to January 1, 2006 — 25%; (ii) for dividends distributed on or after January 1, 2006 — 20% or 25% for a shareholder that is a “significant shareholder” at any time during the 12-month period preceding such distribution (i.e. such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in our company). Dividends paid from income derived from our approved enterprise are subject to withholding at the rate of 15%, although we cannot assure you that we will designate the profits that are being distributed in a away that will reduce the shareholders’ tax liability.

Israeli resident corporations

Currently our shares are not listed for trading on any stock market. The tax rate applicable to capital gains derived by an Israeli resident corporations from the sale of shares of an Israeli company whose shares are not listed on a stock market, such as our company, is 25% (unless the following paragraph applies).

The tax rates applicable for Israeli resident corporations on capital gains derived from the sale of publicly-traded shares of Israeli companies is the general corporate tax rates. As described above in “— General Corporate Tax Structure,” recent changes in the law will reduce the corporate tax rate from 31% in 2006 to 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010. Between 2006 and 2009, however, corporations whose taxable income was not determined immediately before the 2006 Tax Reform was published, pursuant to part B of the Israeli Income Tax Law (Inflationary Adjustments), 1985, or pursuant to the Income Tax Regulations (Rules on Bookkeeping by Foreign Invested Companies and Certain Partnership and Determination of their Chargeable Income), 1984, or the Dollar Regulations, will generally be taxed at a rate of 25% on their capital gains from the sale of their shares. The general corporate tax rate in respect of capital gains derived from the sale of our shares will apply to Israeli resident corporations only if they purchase our shares while our shares are listed for trade. Currently our shares are not listed for trading on any stock market and we cannot assure you that our shares will ever be listed for trade on a stock market.

Generally, Israeli resident corporations are exempt from Israeli corporate tax on the receipt of dividends paid on shares of Israeli resident corporations.

Non-Israeli Residents

Non-Israeli residents (individuals and corporations) are generally subject to Israeli capital gains tax as applicable to Israeli residents (individuals or corporations, as the case may be) on any gains derived from the sale of shares of an Israeli company whose shares are not listed on a stock market, such as our company, unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.

Pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended, the United States-Israel Tax Treaty, the sale, exchange or disposition of shares of an Israeli company by a person who qualifies as a resident of the United States within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States-Israel Tax Treaty, generally will not be subject to the Israeli capital gains tax. However, this exemption will not apply if (i) such resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition, subject to specified conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In this case, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable. Under the United States-Israel Tax Treaty, a US resident subject to Israeli capital gains tax would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to state or local taxes in the United States.

In addition, a temporary provision of the Israeli tax laws exempts certain treaty country residents from capital gains tax on the sale of shares in Israeli companies purchased between July 1, 2005 and December 31, 2008, so long as: (i) the gains are not derived through a permanent establishment that the non-resident maintains in Israel; (ii) the non-resident was a resident of the treaty country for ten consecutive years preceding the date of purchase of the shares; (iii) the shares were not purchased from an affiliate or in a tax-free reorganization; and (iv) the non-resident complies with certain notice and tax filing requirements, including, in the country of residence and filing a notice with the Israeli Tax Authorities within 30 days of purchasing the shares.

Non-Israeli residents (individuals and corporations), will generally be exempt from Israeli capital gains tax on any gains derived from the sale of shares so long as (i) the gains are not derived through a permanent establishment that the non-resident maintains in Israel, (ii) the shares remain listed for trading on a designated stock market, (iii) the shares were purchased after being listed on the designated stock market, and (iv) that such shareholders are not subject to the Inflationary Adjustment Law. These provisions dealing with capital gains are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income. We cannot assure you that our shares will be or will thereafter remain listed for trade on a stock market. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20%, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “significant shareholder” at the time receiving the dividend or on any date in the 12 months preceding it (i.e. such person holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company) the applicable tax rate is 25%.

Under the United States-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. The United States-Israel Tax Treaty further provides that the maximum rate of withholding tax on dividends, not generated by our approved enterprise, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%. U.S residents who are subject to Israeli withholding tax on dividend may be entitled to a credit or deduction for Untied States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in the United States legislation.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

U.S. Federal Income Tax Considerations

Subject to the limitations described in the following paragraphs, the discussion below describes the material U.S. federal income tax consequences to a holder of our ordinary shares, referred to in this discussion as a U.S. holder, that is:

•	an individual who is a citizen or resident of the United States,

•	a corporation (or other entity treated as a corporation for U.S. federal tax purposes) created or organized in the United States or under the laws of the United States or of any state or the District of Columbia,

•	a partnership (or other entity treated as a partnership for U.S. federal tax purposes) created or organized in the United States or under the laws of the United States or of any state or the District of Columbia, expect as otherwise provided by future Treasury regulations,

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

This summary is not a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase ordinary shares. This summary considers only U.S. holders that will own ordinary shares as capital assets.

This discussion is based on current provisions of the Internal Revenue Code of 1986, current and proposed Treasury regulations, and administrative and judicial decisions as of the date of this registration statement, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on the shareholder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

•	are broker-dealers or insurance companies;

•	have elected mark-to-market accounting;

•	are tax-exempt organizations;

•	are financial institutions or financial services entities;

•	hold ordinary shares as part of a straddle, hedge, conversion or other integrated transaction with other investments;

•	own directly, indirectly or by attribution at least 10% of our voting power; and

•	have a functional currency that is not the U.S. dollar.

In addition, this discussion does not address any aspect of state, local or non-U.S. tax laws, or the possible application of the U.S. federal estate or gift tax or any state inheritance, estate or gift tax.

Material aspects of U.S. federal income tax relevant to a holder other than a U.S. holder referred to in this discussion as a non-U.S. holder, are also discussed below.

Each prospective investor is advised to consult his or her own tax advisor for the specific tax consequences to him or her of purchasing, holding or disposing of our ordinary shares.

Taxation of Dividends Paid on Ordinary Shares

Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” a U.S. holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Dividends that are received through the taxable year ending December 31, 2010 by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates. Corporate holders will not be allowed a deduction for dividends received in respect of the ordinary shares.

These distributions will be foreign source passive income (or in some cases, financial services income) for U.S. foreign tax credit purposes and will not be eligible for the dividends received deduction otherwise available to corporations. Distributions in excess of earnings and profits will be applied against and will reduce the U.S. holder’s basis in the ordinary shares and, to the extent in excess of that basis, will be treated as gain from the sale or exchange of ordinary shares.

Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. holder will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate on the day the distribution is received. A U.S. holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars after receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

U.S. holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but the amount may be claimed as a credit against the individual’s U.S. federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include the provisions described in the following paragraphs as well as rules which limit foreign tax credits allowable for specific classes of income to the U.S. federal income taxes otherwise payable on each class of income. The total amount of allowable foreign tax credits in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income.

A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from dividends received on the ordinary shares:

•	if the U.S. holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date; or

•	to the extent the U.S. holder is under an obligation to make related payments on substantially similar or related property.

Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.

Taxation of the Disposition of Ordinary Shares

Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s basis in the ordinary shares, which is usually the cost to the U.S. holder of the shares, and the amount realized on the disposition. A disposition of shares will be considered to occur on the trade date, regardless of the holder’s method of accounting. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation in the case of individuals. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

A U.S. holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. The U.S. holder may avoid realizing foreign currency gain or loss if he or she has elected to use the settlement date to determine its proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into U.S. dollars after receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

Tax Consequences if We Are a Passive Foreign Investment Company

We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any U.S. or foreign corporation, in which we are considered to own 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, ordinarily determined based on the average fair market value of our assets over the taxable year and including the pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, produce or are held for the production of passive income.

If we were a PFIC, and a U.S. holder did not make an election to treat us as a qualified electing fund as described below, excess distributions by us to a U.S. holder would be taxed in a special way. Excess distributions are amounts received by a U.S. holder on shares in a PFIC in any taxable year that exceed 125% of the average distributions received by the U.S. holder from the PFIC in the shorter of:

•	the three previous years; or

•	the U.S. holder’s holding period for ordinary shares before the present taxable year.

Excess distributions must be allocated ratably to each day after 1986 that a U.S. holder has held shares in a PFIC. A U.S. holder would then be required to include amounts allocated to the current taxable year in its gross income as ordinary income for that year. Further, a U.S. holder would be required to pay tax on amounts allocated to each prior taxable year at the highest rate in effect for that year on ordinary income and the tax would be subject to an interest charge at the rate applicable to deficiencies for income tax.

The entire amount of gain that is realized by a U.S. holder upon the sale or other disposition of ordinary shares will also be treated as an excess distribution and will be subject to tax as described above.

In some circumstances a U.S. holder’s tax basis in our ordinary shares that were inherited from a deceased person who was a U.S. holder would not equal the fair market value of those ordinary shares as of the date of the deceased’s death but would instead be equal to the deceased’s basis, if lower.

The special PFIC rules described above will not apply to a U.S. holder if that U.S. holder makes an election to treat us as a qualified electing fund in the first taxable year in which the U.S. holder owns ordinary shares and if we comply with specified reporting requirements. Instead, a U.S. holder having made a qualified electing fund election, or QEF election, is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes. If deferred, the taxes will be subject to an interest charge. We would supply U.S. holders with the information needed to report income and gain under a QEF election if we were classified as a PFIC.

The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service, or IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return and by filing a copy of the form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. person must file a completed IRS Form 8621 every year.

A U.S. holder of PFIC shares which are publicly traded may elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. holder’s adjusted tax basis in the PFIC shares. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. If the mark-to-market election were made, then the rules described above would not apply for periods covered by the election.

Although we do not believe that we were a PFIC in 2006, there can be no assurance that the IRS will agree with that conclusion or that we will not become a PFIC in 2007 or in a subsequent year. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to these rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. holders who made a QEF election. U.S. holders are urged to consult their tax advisors about the PFIC rules, including QEF and mark-to-market elections.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in “Information Reporting and Back-up Withholding” below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

•	the item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and:

•	in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment; or

•	in the case of an individual, the item is attributable to a fixed place of business in the United States;

•	the non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

•	the non-U.S. holder is subject to tax under the provisions of U.S. tax law applicable to U.S. expatriates.

Information Reporting and Back-up Withholding

U.S. holders generally are subject to information reporting requirements for dividends paid in the United States on ordinary shares. Dividends paid in the United States to a U.S. holder on ordinary shares are subject to back-up withholding at a rate of 28% (for taxable years through 2010) unless the U.S. holder provides IRS Form W-9 or establishes an exemption. U.S. holders generally are subject to information reporting and back-up withholding at a rate of 28% on proceeds paid from the disposition of ordinary shares unless the U.S. holder provides IRS Form W-9 or establishes an exemption.

A non-U.S. holder who effects the sale of his ordinary shares by or through a U.S. office of a broker is subject to both information reporting and backup withholding tax on the payment of the proceeds unless he certifies that he is not a U.S. person, under penalties of perjury, or otherwise establishes an exemption. If a Non-U.S. holder sells his ordinary shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to such holder outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a Non-U.S. holder outside the United States, if such a holder sells his ordinary shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Such information requirements will not apply, however, if the broker has documentary evidence in its records that such holder is a non-U.S. person and certain other conditions are met, or such holder otherwise establishes an exemption. Backup withholding tax is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed such taxpayer’s United States federal income tax liability by filing a refund claim with the IRS.

The amount of any back-up withholding will be allowed as a credit against a U.S. or non-U.S. holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that required information is furnished to the Internal Revenue Service.

F.	Dividends and Paying Agents

We have never paid a cash dividend on our ordinary shares and do not anticipate that it will pay any cash dividend on our ordinary shares in the foreseeable future. We intend to retain our earnings to finance the development of our business.

G.	Auditors

The consolidated financial statements of Lumenis Ltd. included in this registration statement as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006, have been included in this registration statement in reliance upon the report of BDO-Ziv Haft, a BDO member firm, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

H.	Documents on Display

Upon the effectiveness of this registration statement, we will be subject to the informational requirements of the Exchange Act. In accordance with these requirements, we will be required to file reports and other information with the SEC. You may read and copy these materials, including this registration statement and the accompanying exhibits and reports and other information that we have previously filed, at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1(800)-SEC-0330. The SEC maintains an Internet Site at http://www.sec.gov that contains reports and other information that we file electronically. In addition, documents referred to in this registration statement may be inspected at our principal executive offices at Yokneam Industrial Park, P.O. Box 240, Yokneam 20692, Israel.

I.	Subsidiary Information

Not Applicable

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have floating rate debt of approximately $122 million as of December 31, 2006, which exposes us to potential losses related to changes in interest rates.

We have foreign subsidiaries, which sell and manufacture our products in various markets. As a result, our earnings and cash flows are exposed to fluctuations in foreign currency exchange rates. We attempt to limit this exposure by selling and linking our products mostly to the United States dollar.

We do not currently, but may in the future, enter into foreign currency hedging transactions mainly to protect the U.S. dollar value of our non-dollar denominated trade receivables and to protect revenues and expenses, mainly in NIS, Yen and EURO. The gains and losses on these transactions are included in the statement of operations or as part of the other comprehensive loss, as appropriate, in the period in which the changes in the exchange rate occur. There can be no assurance that such activities or others will eliminate the negative financial impact of currency fluctuations. Indeed, such activities may have an adverse impact on our earnings.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On July 16, 2001, our shareholders approved an amendment to our articles of association increasing our capitalization from 50,000,000 ordinary shares of par value NIS 0.10 to 100,000,000 ordinary shares of par value NIS 0.10. On November 1, 2006, our shareholders approved an amendment to our articles of association increasing our capitalization from 100,000,000 ordinary shares to 700,000,000 ordinary shares.

ITEM 15.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B.  CODE OF ETHICS

Not applicable.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this item are included in this registration statement beginning on page F-1.

ITEM 19.  EXHIBITS

Exhibit	Description

1.1	Memorandum of Association, as amended July 26, 2001 (English translation)*B
1.2	Articles of Association, as amended and restated November 14, 2006 *J
4.1	1999 Share Option Plan *B *D
4.2	2000 Share Option Plan *B *D
4.3	Israel 2003 Share Option Plan *D *E
4.4	2007 Share Incentive Plan *J
4.5	Form of pre-2006 recapitalization Indemnification Agreement *B
4.6	Form of post-2006 recapitalization Indemnification Agreement *J
4.7	Lease Agreement dated March 18, 1998 between Skan Group Yokneam Ltd. and Lumenis (English Translation) with respect to the Yokneam, Israel facility *A
4.8	Lease Agreement dated September 5, 2006 between Aspen Real Estate Ltd. and Lumenis with respect to the Yokneam, Israel facility *J
4.9	Form of Executive Variable Compensation Plan letter *H, *M
4.10	Lease dated as of July 19, 2006 between Lumenis, Inc. and HDP Associates, LLC. with respect to the Santa Clara, California facility *J
4.11	Consulting Agreement dated as of June 30, 2003 between E&G Advisory Services Limited and Lumenis Inc.*G
4.12	Letter Agreement with Bank Hapoalim B.M dated June 17, 2003*G
4.13	Stock Pledge Agreement dated as of July 1, 2003 between Bank Hapoalim B.M. and Lumenis Ltd.*G
4.14	Stock Pledge Agreement dated as of July 1, 2003 between Bank Hapoalim B.M. and Lumenis Holdings Inc.*G
4.15	Cash Fee-Ltd. Stock Letter, dated as of November 19, 2003, between Lumenis Ltd. and Bank Hapoalim B.M. *H
4.16	Agreement between Lars Thomas Rydstrom, Reuben Leonard Berg, Sharplan Lasers (UK) Limited, Aculight (UK) Limited, Vanishing Point Limited, Lumenis (UK) Limited, and Lumenis Ltd. dated November 3, 2003*H

Exhibit	Description

4.17	Asset Purchase Agreement, dated as of January 1, 2005, by and between Lumenis Inc. and Eclipse Medical, Ltd. (A portion of this exhibit has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.) *I
4.18	Lease Agreement dated as of April 25, 2006 between Lumenis and Century East Business Center, L.L.C. with respect to the Salt Lake City facility *J
4.19	Lease Agreement dated as of September 27, 2006 between Lumenis and Ascend Realty Investments LLC with respect to the Salt Lake City facility. *J
4.20	Purchase Agreement dated as of September 30, 2006 among Lumenis, Ofer Hi-Tech Investments, Ltd., LM Partners L.P. and LM (GP) L.P.*J
4.21	Restructuring Agreement dated as of September 29, 2006 among Lumenis and Bank Hapoalim B.M.*J
4.22	Amendment No. 1 to Restructuring Agreement dated as of December 5, 2006 among Lumenis and Bank Hapoalim B.M.*J
4.23	Registration Rights Agreement dated as of December 5, 2006 among Lumenis, Ofer Hi-Tech Investments, Ltd., LM Partners L.P. and Bank Hapoalim B.M.*J
4.24	Warrant No. 2 dated December 5, 2006 to purchase 11,658,273 ordinary shares issued to Ofer Hi-Tech Investments Ltd. on or before June 5, 2007.*J
4.25	Warrant No. 4 dated December 5, 2006 to purchase 7,083,333 ordinary shares issued to Ofer Hi-Tech Investments Ltd. on or before December 5, 2011.*J
4.26	Warrant No. 5 dated December 5, 2006 to purchase 8,000,000 ordinary shares issued to Bank Hapoalim B.M. on or before November 19, 2011.*J
4.27	Warrant No. 6 dated December 5, 2006 to purchase 1,411,300 ordinary shares issued to Bank Hapoalim B.M. on or before November 19, 2011.*J
4.28	Warrant No. 7 dated December 5, 2006 to purchase 11,560,343 ordinary shares issued to LM Partners L.P. on or before June 5, 2007.*J
4.29	Warrant No. 8 dated December 5, 2006 to purchase 10,639,875 ordinary shares issued to LM Partners L.P. on or before December 5, 2011.*J
8	List of Subsidiaries *J
15.1	Consent of Independent Auditor*J

Note: Parenthetical references following the Exhibit Number of a document relate to the exhibit number under which such exhibit was initially filed.

*A	Incorporated by reference to said document filed as an exhibit to Annual Report on Form 10-K for the fiscal year ended December 31, 1999, File #0-13012, filed on March 30, 2000.

*B	Incorporated by reference to said document filed as an Exhibit to Annual Report on Form 10-K for the fiscal year ended December 31, 2001, File #0-13012, filed on April 1, 2002.

*C	Incorporated by reference to said document filed as an Exhibit to Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 2002, File #0-13012, filed on November 19, 2002.

*D	Management contract or compensatory plan or arrangement.

*E	Incorporated by reference to said document filed as an Exhibit to Current Report on Form 8-K, File #0-13012, filed on February 12, 2003.

*F	Incorporated by reference to said document filed as an Exhibit to Annual Report on Form 10-K for the fiscal year ended December 31, 2002, File #0-13012, filed on March 28, 2003.

*G	Incorporated by reference to said document filed as an Exhibit to Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2002, File #0-13012, filed on August 19, 2002.

*H	Incorporated by reference to said document filed as an Exhibit to Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 2003, File #0-13012, filed on November 19, 2003.

*I	Incorporated by reference to said document filed as an Exhibit to Current Report on Form 8-K, File #0-13012, filed on January 20, 2005.

*J	Filed with original filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the registration statement filed on its behalf.

/s/  Dov Ofer
Name: Dov Ofer

Title:	Chief Executive Officer

Date: June 29, 2007

LUMENIS LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
LUMENIS LTD.

We have audited the consolidated balance sheets of Lumenis Ltd. and its subsidiaries (the “Company”) as of December 31, 2006 and 2005 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose consolidated assets constitute approximately 3.94% and 4.65% of total consolidated assets as of December 31, 2006 and 2005, respectively, and whose consolidated revenues constitute approximately 8.40%, 6.29% and 0.75% of total consolidated revenues for the years ended December 31, 2006, 2005 and 2004, respectively. The financial statements of those subsidiaries were audited by another auditor, whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of those subsidiaries is based solely on the reports of the other auditor.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.

Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditor, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2006 and 2005, and the related consolidated results of operations and cash flows for each of the three years in the period ended December 31, 2006, in conformity with generally accepted accounting principles as applied in the United States of America.

/s/  Ziv Haft

Certified Public Accountants (Isr.)
A BDO member firm

Tel-Aviv, Israel
April 30, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
LUMENIS (UK) LIMITED

We have audited the attached balance sheets of Lumenis (UK) Limited (the “Company”) as of December 31, 2006 and 2005 and the profit and loss account for the three years then ended (“the financial statements”). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.

Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the profit for each of the three years in the period ended December 31, 2006, in conformity with generally accepted accounting principles as applied in the United States of America.

/s/  Blick Rothenberg
Blick Rothenberg
Chartered Accountants & Registered Auditors
12 York Gate
London
NW1 4QS
United Kingdom

April 30, 2007

LUMENIS LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2006	2005
	(U.S. $ in
	thousands)

CURRENT ASSETS
Cash and cash equivalents	$79,630	$13,151
Marketable securities	—	87
Trade receivables, net	41,176	56,476
Prepaid expenses and other receivables	15,111	11,832
Inventories	48,384	43,032

TOTAL CURRENT ASSETS	184,301	124,578
FINISHED GOODS USED IN OPERATIONS, NET	5,736	6,346
FIXED ASSETS, NET	4,946	8,939
GOODWILL, NET	72,352	72,373
OTHER PURCHASED INTANGIBLE ASSETS, NET	3,102	5,981
OTHER ASSETS, NET	3,320	3,135

TOTAL ASSETS	$273,757	$221,352

CURRENT LIABILITIES
Short-term bank debt	$—	$29,942
Payments under restructured debt	8,970	15,000
Trade payables	31,869	30,536
Other accounts payables and accrued expenses	48,112	47,364

Deferred revenue	23,120	33,535

TOTAL CURRENT LIABILITIES	112,071	156,377
LONG-TERM LIABILITIES
Long term debt	149,794	123,361
Accrued severance pay, net	1,589	1,717
Other long-term liabilities	8,359	11,978

TOTAL LIABILITIES	271,813	293,433

COMMITMENTS AND CONTINGENCIES	—	—
SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)
Ordinary shares of NIS .10 par value; December 31, 2006 and 2005: authorized 700 million and 100 million; issued and outstanding 154,021,122 and 37,340,465, respectively	3,579	814
Additional paid-in capital	492,920	374,851
Accumulated other comprehensive income	13,534	10,025
Accumulated deficit	(507,987)	(457,669)
Treasury shares, at cost (35,527 shares at December 31, 2006 and 2005)	(102)	(102)

TOTAL SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)	1,944	(72,081)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$273,757	$221,352

The accompanying notes are an integral part of the financial statements.

LUMENIS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
	2006	2005	2004
	(U.S. $ in thousands,
	except per share data)

NET REVENUES	$264,378	$285,438	$263,838
COST OF REVENUES	150,946	150,133	143,276

Gross profit	113,432	135,305	120,562
OPERATING EXPENSES
Research and development expenses	15,414	16,452	15,554
Selling and marketing expenses	71,912	72,457	69,067
General and administrative expenses	51,997	34,675	42,845

Total operating expenses	139,323	123,584	127,466
Operating (loss) income	(25,891)	11,721	(6,904)
Financial (income) expenses, net	20,770	20,633	15,505
Other expense (income), net	457	(340)	(289)

Loss before taxes on income	(47,118)	(8,572)	(22,120)
Taxes on income	3,200	2,659	2,560

NET LOSS	$(50,318)	$(11,231)	$(24,680)

Basic and Diluted net loss per share	$(1.10)	$(0.30)	$(0.67)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTING BASIC AND DILUTED LOSS PER ORDINARY SHARE (in thousands)	45,637	37,323	36,947

The accompanying notes are an integral part of the financial statements.

LUMENIS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2006	2005	2004
	(US $ in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss	$(50,318)	$(11,231)	$(24,680)
Adjustments to reconcile loss to net Cash provided by or used in operating activities:
Depreciation and amortization	5,857	7,083	7,982
Deferred income taxes, net	194	145	1,249
Compensation related to employees stock option plan	1,441	1,239	1,241
Options granted to bank and revaluation of previously issued options	910
Gain from termination of distribution agreement			(897)
Loss (gain) from sale of fixed assets and long term investment	314	(390)	735
Trading marketable securities — net		198	234
Realization of gains on available for sale securities			(525)
Amortization of long term bank fees	5,364	5,700	5,398
Change in fair value of financial derivatives	(5,256)	715	(208)
Liability for employee rights upon retirement	(128)	74	592
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	17,368	6,893	12,289
Other	(2,070)	(442)	(2,889)
Increase (decrease) in accounts payable and accruals:
Trade	1,159	(348)	9,822
Other (including non-current portion)	(9,940)	(12,275)	9,181
Decrease (Increase) in finished goods used in operations	1,651	(275)	(976)
Decrease (Increase) in inventories	(4,676)	1,201	2,389

Net cash provided by (used in) operating activities	(38,130)	(1,713)	20,937

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(1,673)	(2,888)	(2,648)
Proceeds from sale of long term investment			1,043
Proceeds from sale of fixed assets	2,478	1,524	69
Amounts carried to other long term assets	(166)	72	1,407

Net cash provided by (used in) investing activities	639	(1,292)	(129)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of share capital -net of issuance costs	118,483
Short-term credit from bank — net		4,982	(21,822)
Proceeds from exercise of options		3	77
Repayments of long-term loans from bank	(14,902)	(4,150)	(850)

Net cash provided by (used in) financing activities	103,581	835	(22,595)

TRANSLATION DIFFERENCES ON CASH BALANCES OF CONSOLIDATED SUBSIDIARIES	389	(1,035)	622

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	66,479	(3,205)	(1,165)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	13,151	16,356	17,521

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$79,630	$13,151	$16,356

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for interest	$14,019	$12,397	$9,639

Cash paid during the year for income taxes	$1,640	$2,582	$3,208

The accompanying notes are an integral part of the financial statements.

LUMENIS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(CAPITAL DEFICIENCY)

						Accumulated
	Ordinary Shares			Additional		Other
	Number			Paid-In	Accumulated	Comprehensive	Treasury
	of Shares	Amount		Capital	Deficit	Income	Shares	Total
	(U.S. $ in thousands)

BALANCE — DECEMBER 31, 2003	36,950,548	$805		$363,416	$(421,758)	$7,352	$(102)	$(50,287)
CHANGES DURING 2004:
Loss for the year					(24,680)			(24,680)
Other comprehensive income:
Translation differences of non-dollar financial statements of subsidiaries						6,331		6,331
Realized gain on available for sale securities						(450)		(450)

Total comprehensive loss								(18,799)
Issuance of shares*	350,000	8		8,876				8,884
Employee stock options exercised and paid	38,334	1		76				77
Compensation related to employees stock option Plan				1,241				1,241

BALANCE — DECEMBER 31, 2004	37,338,882	814		373,609	(446,438)	13,233	(102)	(58,884)
CHANGES DURING 2005:
Loss for the year					(11,231)			(11,231)
Other comprehensive income:
Translation differences of non-dollar financial statements of subsidiaries						(3,208)		(3,208)

Total comprehensive loss								(14,439)
Employee stock options exercised and paid	1,583	*	*	3				3
Compensation related to employees stock option Plan				1,239				1,239

BALANCE — DECEMBER 31, 2005	37,340,465	814		374,851	(457,669)	10,025	(102)	(72,081)
CHANGES DURING 2006:
Loss for the year					(50,318)			(50,318)
Other comprehensive income:
Translation differences of non-dollar financial statements of subsidiaries						3,509		3,509

Total comprehensive loss								(46,809)
Issuance of shares and warrants*	116,680,657	2,765		115,718				118,483
Options granted to Bank and revaluation of Issued options (see also Note 2)				910				910
Compensation related to employees stock option Plan				1,441				1,441

BALANCE — DECEMBER 31, 2006	154,021,122	$3,579		$492,920	$(507,987)	$13,534	$(102)	$1,944

*	Net of share issuance costs.

**	Represents an amount of less than $1 thousand.

The accompanying notes are an integral part of the financial statements.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 1 — DESCRIPTION OF BUSINESS

Lumenis Ltd. together with its subsidiaries (the “Company”) is an Israeli company engaged in research and development, manufacture, marketing and servicing of laser, light- and radiofrequency- based systems for aesthetic, ophthalmic, surgical, dental and veterinary applications. The Company offers a broad range of laser and intense pulsed light (“IPL”) systems which are used in a variety of applications, including photo rejuvenation, hair removal, non-invasive treatment of vascular lesions and pigmented lesions, acne, ear, nose and throat (“ENT”), gynecology, urinary lithotripsy, benign prostatic hyperplasia, open angle glaucoma, secondary cataracts, age-related macular degeneration, refractive eye correction, neurosurgery, dental and veterinary procedures. The Company’s products use proprietary technology and accordingly the Company holds numerous patents and licenses.

NOTE 2 — RECAPITALIZATION

On December 5, 2006, the Company completed a recapitalization (“Recap”) of its existing debt and equity structure. The Recap involved a cash investment from a private equity consortium and restructuring of the existing bank debt. The investment consortium consisting of LM Partners LP and Ofer High Tech Investments Ltd. (“Investors”) made a private placement of $120 million in cash to acquire a 75% stake in the Company (the “Transaction”).

In addition to shares in the Company, the Investors also received five year warrants to purchase 17 million shares of the Company’s shares at $1.1794 per share (“Purchase Warrants”) and six month warrants in relation to a $30 million additional investment (“Additional Warrants”). As part of the Recap transactions, the Investors invested a total of $125.1 million for a 76% stake in the Company which was a combination of the $120 million initial private placement and the purchase immediately after closing of an additional $5.1 million of shares through the exercise of Additional Warrants. As a result of the investment, the Investors received approximately 17.7 million Purchase Warrants and will receive another 3.5 million Purchase Warrants at $1.1794 per share if the remaining Additional Warrants are exercised before June 5, 2007.

The Investors were also granted certain registration rights. The company examined the application of EITF 00- 19 “Accounting for Derivative Financial Instruments Indexed to, and potentially settled in, a Company’s Own Stock” and EITF D-98 “Classification and Measurement of Redeemable Securities”, and classified the instruments granted as equity instruments.

In addition to the transactions with the Investors, the Recap also resulted in the grant of new options to the new directors of Lumenis and new options were granted to then current directors of Lumenis. These options carry a $1.0722 strike price and expire after seven to eight years. See Note 16.

The Recap also involved the restructuring of the Company’s existing bank agreements with Bank Hapoalim (the “Bank”). See Note 11 for information on the bank restructuring.

NOTE 3 — FINANCIAL STATEMENT PRESENTATION & SIGNIFICANT ACCOUNTING POLICIES

a.  U.S. GAAP

The financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“US GAAP”)

b.  Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Inter-company balances and transactions have been eliminated.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

c.  Functional currency and foreign currency transaction gains and losses

The currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar (“dollar”); thus, the dollar is the functional currency of Lumenis Ltd and certain subsidiaries.

Lumenis Ltd and certain subsidiaries’ transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate.

For those subsidiaries whose functional currency has been determined to be their local or other currency, assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders’ equity.

d.  Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e.  Cash and cash equivalents

Cash equivalents are defined as short-term, highly-liquid investments with original maturities of 90 days or less.

f.  Trade receivables and Allowance for Doubtful Accounts

The Company’s trade accounts receivables are primarily from sales to end users and distributors which reflect a broad domestic and international customer base. The Company does not require collateral and has not historically experienced significant credit losses related to receivables from individual customers or groups of customers in any particular industry or geographic area. Accordingly, the Company’s trade accounts receivable balances do not represent a substantial concentration of credit risks at December 31, 2006.

Credit limits are established through a process of reviewing the financial history and stability of each customer. Where appropriate, we obtain credit rating reports and financial statements of customers when determining or modifying their credit limits and in some cases, obtain third party insurance. Our policy is to maintain allowances for estimated losses resulting from the inability or refusal of our customers to make required payments. Provisions are made for amounts considered to be uncollectible either as a result of estimated returns, historical collection patterns or specific circumstances. This policy involves management judgment and estimates in establishing the allowances

g.  Inventories

Inventories are stated at the lower of cost or market and include raw materials, work in process and finished goods. Cost is determined as follows:

Raw Materials, Work in Progress (WIP) and Packaging Materials — Cost is determined on a standard cost basis utilizing weighted average of historical purchases, which approximates actual cost.

Finished products: Material and Purchased Products — Cost is determined on a standard cost basis utilizing weighted average of historical purchases, which approximates actual cost.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Labor and Overhead — Cost is determined on a standard cost basis utilizing the average cost over the production period, which approximates actual cost.

Lower of cost or market is evaluated by considering obsolescence, excessive levels of inventory and other factors. Adjustments to reduce the cost of inventory to its net realizable value, if required, are made for estimated excess, obsolescence or impaired inventory and are charged to cost of goods sold. Factors influencing these adjustments include changes in demand, product life cycle and development plans, component cost trends, product pricing, physical deterioration and quality issues. Revisions to these adjustments would be required if these factors differ from our estimates.

h.  Finished goods used in operations

Finished products located at customer sites in respect of support for warranty obligations or finished products used for promotional purposes are separately classified as finished goods used in operations and are generally depreciated over a period of three years.

i.  Investments in marketable securities

The Company accounts for investments in marketable securities in accordance with Statement of Financial Accounting Standard No. 115 “Accounting for Certain Investments in Debt and Equity Securities”. Management determines the classification of investments in marketable securities with fixed maturities at the time of purchase and re-evaluates such designations as of each balance sheet date. During the years ended December 31, 2006 and 2005, investments in marketable securities were designated as available for sale securities. Accordingly, the securities were stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income or loss, a separate component of shareholders’ equity. Realized gains and losses on sales of investments are calculated based on the specific identification method and included in the consolidated statements of operations. For individual securities classified as either available-for-sale or held-to-maturity, and for which in management’s opinion a decline in fair value has been deemed to be other than temporary, the cost basis of the individual security is written down to fair value as the new cost basis and the amount of the write-down is included in earnings as a realized loss.

j.  Fixed assets

Fixed assets are presented at cost, net of accumulated depreciation. Annual depreciation is calculated based on the straight-line method over the shorter of the estimated useful lives of the related assets or terms of the related leases as follows:

Years

Buildings and Improvements	40 years
Leasehold Improvements	Shorter of lease or 10 years
Machinery & Equipment	5 - 10 years
Computer Equipment	3 years
Internal-use Software	3 years
Furniture and Fixtures	5 - 10 years
Motor Vehicles	5 years

Minor repairs and maintenance items are expensed as incurred.

k.  Goodwill and other intangible assets

Goodwill and other intangible assets, net of accumulated amortization, are reported in other assets. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(SFAS 142), goodwill represents the excess of the cost of an acquisition over the fair value of net assets acquired. Goodwill is reviewed for impairment utilizing a two-step process. The first step of the impairment test requires us to identify the reporting units, and compare the fair value of each of these reporting units to the respective carrying value. The fair value of the reporting units is determined based on various analyses, including discounted cash flow projections. If the carrying value is less than the fair value, no impairment exists and the second step does not need to be completed. If the carrying value is higher than the fair value, there is an indication that impairment may exist and a second step must be performed to compute the amount of the impairment. SFAS 142 requires goodwill to be tested for impairment annually at the same time every year, and when an event occurs or circumstances change such that it is reasonably possible that impairment may exist. We perform our annual impairment tests in the fourth quarter. No impairment was noted as a result of our evaluation on goodwill performed during 2006, 2005 and 2004.

Intangible assets are amortized by the straight-line method over their estimated useful lives, principally between four and nine years. Intangible assets are reviewed for impairment in accordance with SFAS No. 144, whenever events such as product discontinuance, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may not be recoverable. When such events occur, the Company compares the carrying amount of the assets to undiscounted expected future cash flows. If this comparison indicates that there is impairment, the amount of the impairment is calculated using discounted expected future cash flows. The discount rate applied to these cash flows is based on the Company’s weighted average cost of capital, which represents the blended after-tax costs of debt and equity. Any impairment loss is recognized in the statement of operations. There were no impairment charges during the years ended December 31, 2006, 2005 and 2004.

The Company’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. During 2006, 2005 and 2004, no impairments were recorded.

l.  Revenue recognition

The Company records revenues in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition in Financials Statements (“SAB 104) which requires that the following four criteria be met in order to recognize revenue:

1) Persuasive evidence of an agreement exists;

2) Delivery has occurred or services have been rendered;

3) The selling price is fixed or determinable; and,

4) Collectibility is reasonably assured.

The timing of revenue recognition amongst the various products and customers is dependent upon satisfaction of these criteria and generally varies from shipment to delivery by the customer depending on the individual transaction. Revenues from service contracts are recognized on a straight-line basis over the life of the related service contracts.

The Company’s products sold through agreements with distributors are non-exchangeable, non-refundable, non-returnable and without any rights of price protection or stock rotation. Accordingly, the Company considers all the distributors as end-users.

The Company does not grant rights of return, however, returns are granted from time to time for business reasons. A provision for returns is recorded through a reduction of revenue based on actual historical experience.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred revenue includes the fair value of unearned amounts of service contracts and other elements of revenue where the criteria for revenue recognition have not been met. Where revenue from product sales to end-users includes multiple elements within a single contract and it is determined that multiple units of accounting exist, the Company’s accounting policy complies with the revenue determination requirements set forth in EITF 00-21, relating to the separation of multiple deliverables into individual accounting units with determinable fair values. These elements are recognized as revenue when the respective earnings process has been completed.

In accordance with EITF 00-10, reimbursed shipping and handling costs for product sales are included in revenue with the related expense included in cost of revenues.

m.  Research and development costs

Costs related to research, design and development of products are charged to research and development expense as incurred. The types of costs included in research and development expenditures include salaries, contractor fees, building costs, utilities, clinical evaluation, and material costs. Any amounts received or receivable from the Government of Israel, through the Office of the Chief Scientist (“OCS”) for participation in certain research and development are offset against the Company’s research and development costs. No amounts were recorded as an offset against research and development expenses for the years ended December 31, 2006, 2005 and 2004, respectively.

n.  Accrued warranty costs

Lumenis generally provides a one-year standard warranty on a majority of its products, with certain products carrying a two or three year standard warranty. The standard warranty period begins upon shipment in the case of distributors and upon installation in the case of end users. The Company records a liability for accrued warranty costs at the time of sale of the unit which represents the remaining standard warranty on products sold based on historical warranty costs and management’s estimates.

o.  Advertising Expenses

Advertising expenses are charged against income in the period in which the expenses are incurred. Advertising expenses for the years ended December 31, 2006, 2005 and 2004 were approximately $1.3 million, $1.7 million and $0.9 million, respectively.

p.  Accounting for income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance if necessary, to reduce deferred tax assets to their estimated realizable value.

q.  Comprehensive income

Comprehensive income, net of related taxes where applicable, includes, in addition to net income: (i) currency translation adjustments; (ii) unrealized holding gains and losses on available-for-sale securities (applicable only in 2004).

r.  Severance Pay

Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. Substantially all Company employees have joined comprehensive

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

pension or management insurance plans. The payments to the pension funds and insurance companies fulfill the Company’s obligation to employees as required by the Severance Pay Law. Accumulated amounts in the pension funds and with the insurance companies are not under the control or administration of the Company, and accordingly, neither those amounts nor the corresponding accrual for severance pay are reflected in the balance sheet. The obligation of the Company, under law and labor agreements, for termination obligations to employees not covered by the aforementioned pension or insurance plans is fully provided for in the financial statements on an undiscounted basis, based upon the number of years of service and the latest monthly salary of the Company’s employees in Israel. Amounts deposited with severance pay funds include profits accumulated to balance sheet date. The value of the deposited funds is based on the cash surrendered value of these policies and includes immaterial profits. The amounts deposited may be withdrawn only after fulfillment of the obligations under the Severance Pay Law and labor agreements.

s.  Losses per share

Basic and diluted losses per share are presented in accordance with FAS No. 128 “Earnings per share” (“FAS 128”), for all the years presented. Outstanding share options, and warrants have been excluded from the calculation of the diluted loss per share because all such securities are antidilutive for all the years presented.

t.  Employee and Director stock-based compensation

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), (“FAS 123R”), “Share-Based Payment,” and Staff Accounting Bulleting No. 107 (“SAB 107”), which was issued in March 2005 by the SEC. FAS 123R addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for equity instruments of the Company. This statement requires that employee equity awards be accounted for using the grant-date fair value method. SAB 107 provides supplemental implementation guidance on FAS 123R, including guidance on valuation methods, classification of compensation expense, income statement effects, disclosures and other issues.

FAS 123R supersedes the Company’s previous accounting for its employee stock option plans.

Options granted until December 31, 2002 — using the intrinsic-value-based method of accounting prescribed under Accounting Principles Board Opinion No. 25 (“APB 25”) and related interpretations. The Company also followed the disclosure requirements of FAS 123, “Accounting for Stock-based Compensation,” as amended by FAS 148, “Accounting for Stock-based Compensation — Transition and Disclosure,” for companies electing to apply APB 25.

Options granted from January 1, 2003 and on — using the fair value method in accordance with Financial Accounting Standards No. 123 — “Accounting for Stock-Based Compensation” (“FAS 123”), as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”.

The Company elected to adopt the modified prospective transition method permitted by FAS 123R. Under such transition method, the new Standard has been implemented as from January 1, 2006, with no restatement of prior periods to reflect the fair value method of expensing share-based compensation. The cumulative effect of initially adopting FAS 123R was not material to the Company’s consolidated financial statements.

The Company has expensed compensation costs, net of estimated forfeitures, applying the straight-line vesting method, based on the grant-date fair value estimated in accordance with the original provisions of FAS 123. Results for prior periods have not been restated as explained above. For the year ended December 31, 2006, the Company recorded stock-based compensation costs of $1,441 thousands and does not expect any related material tax effect primarily due to the existence of tax loss carryovers.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The total unrecognized compensation cost before tax on employee and director stock options amounted to $2.4 million, at December 31, 2006, and is expected to be recognized over a weighted average period of 1.5 years.

For options granted until December 31, 2002, share-based employee compensation cost for the years ended December 31, 2005 and 2004 was determined using the intrinsic value method. The following table provides pro forma financial information as if Share-based employee compensation cost had been computed under FAS 123:

	2005	2004
	(US $ in thousands)

Net loss, as reported	$(11,231)	$(24,680)
Add: compensation related to employee stock option plans, included in consolidated statements of income net of related tax effect	*	*
Deduct: amortization of deferred compensation, at fair value, net of related tax effect	(309)	(5,320)

Pro-forma net loss	$(11,540)	$(30,000)

Loss per share:
Basic and Diluted — as reported	$(0.30)	$(0.67)

Basic and Diluted — pro forma	$(0.31)	$(0.81)

*	In 2004 and 2005, no compensation expenses were recorded in respect of the options granted until December 31, 2002.

NOTE 4 — RECENT ACCOUNTING PRONOUNCEMENTS

1) In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS No. 140). This statement amends SFAS No. 133 to permit fair value remeasurement for any hybrid instrument that contains an embedded derivative that otherwise would require bifurcation. This statement also eliminates the interim guidance in SFAS No. 133 Implementation Issue D-1, which provides that beneficial interests in securitized financial assets are not subject to the provisions of SFAS No. 133. Finally, this statement amends SFAS No. 140 to eliminate the restriction on the passive derivative instruments that a qualifying special-purpose entity (SPE) may hold. This statement is effective for all financial instruments acquired or issued in first fiscal years beginning after September 15, 2006. Management does not believe that this issue will materially impact the Company’s financial results.

2) In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), which supplements SFAS No. 109, “Accounting for Income Taxes,” by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. The Interpretation requires that the tax effects of a position be recognized only if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized.

Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Any necessary adjustment would be recorded directly to retained earnings in the period of adoption and reported as a change in accounting principle. This Interpretation is effective as of the beginning of the first fiscal year beginning after December 15, 2006. Management is assessing the potential impact of the adoption of this pronouncement.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3) In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies’ measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in the first quarter of fiscal 2008. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

4) In September 2006, the SEC issued SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the Company’s balance sheets and statement of operations and the related financial statement disclosures. Early application of the guidance in SAB 108 is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006, and will be adopted by the Company in the first quarter of fiscal 2007. the Company does not expect the adoption of SAB 108 to have a material impact on its consolidated results of operations and financial condition.

5) In December 2006, the FASB posted FASB Staff Position, or FSP, 00-19-2, “Accounting for Registration Payment Arrangements.” This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement should be separately recognized and measured in accordance with FAS No. 5, “Accounting for Contingencies.” This FSP further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable GAAP without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement. This FSP is effective immediately for registration payment arrangements and financial instruments subject to those arrangements that were entered into or modified subsequent to December 15, 2006. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to December 15, 2006, the FSP is effective for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. The Company will adopt FSP 00-19-2 beginning January 1, 2007 and has determined that there is no impact on its financial statements.

6) In February, 2007, the FASB issued FASB Statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115 (FAS 159), which permits entities to choose to measure many financial assets and financial liabilities at fair value. FAS 159 is effective for fiscal years beginning after November 15, 2007. The Company has not yet determined the impact FAS 159 may have on our results of operations or financial position.

In addition, the Company is reviewing the following Emerging Issues Task Force (“EITF”) consensuses and does not currently expect that the adoption of these will have a material impact on its consolidated results of operations and financial condition:

1) EITF 06-2, “Accounting for Sabbatical Leave and Other Similar Benefits.” Issued in June 2006 and effective for the Company in the first quarter of fiscal 2008, this EITF applies to compensated absences that require a minimum service period but have no increase in the benefit even with additional years of service.

2) EITF 06-9, “Reporting a Change in (or the Elimination of) a Previously Existing Difference between the Fiscal Year End of a Parent Company and That of a Consolidated Entity or between the Reporting Period of an Investor and That of an Equity Method Investee.” Issued in November 2006 and effective for the Company in the second quarter of fiscal 2008, this EITF requires certain disclosures whenever a change is made to

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

modify or eliminate the time lag (usually three months or less) used for recording results of consolidated entities or equity method investees that have a different fiscal year end than the Company’s.

NOTE 5 — TRADE RECEIVABLES, NET

	December 31,
	2006	2005
	(US $ in thousands)

Trade receivables	$43,234	$58,794
Allowance for uncollectible amounts	(2,058)	(2,318)

Trade Receivables, net	$41,176	$56,476

NOTE 6 — PREPAID EXPENSES AND OTHER RECEIVABLES

	December 31,
	2006	2005
	( US $ in thousands)

Prepaid insurance	$917	$465
Income/Corporate Taxes	6,773	4,210
VAT and consumption tax	3,261	3,593
Prepaid property taxes	25	18
Deposits and restricted cash	417	568
Advances to suppliers	354	413
Prepaid rent	154	160
Prepaid trade-shows	449	442
Prepaid inventory	148	317
Atidim Lease	—	143
Other	2,613	1,503

Total prepaid expenses and other receivables	$15,111	$11,832

NOTE 7 — INVENTORIES

	December 31,
	2006	2005
	(US $ in thousands)

Raw material	$20,501	$19,861
Work in process	1,780	3,048
Finished goods	43,559	39,820

	65,840	62,729
Provision for excess and obsolete inventory	(17,456)	(19,697)

Total inventories	$48,384	$43,032

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 8 — FINISHED GOODS USED IN OPERATIONS, NET

	December 31,
	2006	2005
	(US $ in thousands)

Finished goods used in operations	$14,926	$14,469
Accumulated depreciation	(9,190)	(8,123)

Net finished goods used in operations	$5,736	$6,346

NOTE 9 — FIXED ASSETS, NET

	December 31,
	2006	2005
	(US $ in thousands)

Buildings	$—	$2,500
Leasehold Improvements	3,688	4,349
Machinery and Equipment	11,392	10,784
Computer Equipment	7,453	7,065
Internal-use software	4,897	4,566
Furniture and Fixtures	3,404	3,373
Motor Vehicles	112	93

	30,946	32,730
Less — accumulated depreciation	(26,000)	(23,791)

	$4,946	$8,939

Depreciation expense was $2,892 thousands, $3,440 thousands, and $4,159 thousands in the years ended December 31, 2006, 2005, and 2004, respectively.

NOTE 10 — GOODWILL AND OTHER PURCHASED INTANGIBLE ASSETS

The Company’s Balance Sheet reflects Goodwill and Other Purchased Intangible Assets which were obtained as a result of our acquisitions of Coherent Medical Group (“CMG”) and HGM in 2001.

a.  Goodwill (US $ in thousands)

Balance as of December 31, 2004	$72,609
Changes during 2005:
Differences from translation of foreign currency financial statements of subsidiaries	(236)

Balance as of December 31, 2005	72,373
Changes during 2006:
Differences from translation of foreign currency financial statements of subsidiaries	(21)

Balance as of December 31, 2006	$72,352

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b.  Other purchased Intangible Assets

Other purchased Intangible assets consisted of the following:

	Original Amount		Accumulated Amortization		Unamortized Balance
	As of December 31,		As of December 31,		As of December 31,
	2006	2005	2006	2005	2006	2005
	(US $ in thousands)		(US $ in thousands)		(US $ in thousands)

Developed Technology	$29,229	$29,229	$26,228	$23,568	$3,001	$5,661
Product name	880	880	828	755	52	125
Covenant not to compete	878	878	829	683	49	195

	$30,987	$30,987	$27,885	$25,006	$3,102	$5,981

Aggregate amortization expense for the years ended December 31, 2006, 2005 and 2004 was $2,879 thousands, $3,643 thousands and $3,866 thousands, respectively.

Estimated amortization expense for the years subsequent to December 31, 2006 is as follows:

Year Ended December 31:	(US $ in thousands)

2007	$1,493
2008	953
2009	520
2010	136

NOTE 11 — BANK DEBT

All amounts in thousands, except per share data

December 31,
2005

a) Short Term Bank Debt:
Outstanding borrowings on revolving credit facility	$29,942
Current maturities on bank debt	15,000

$44,942

b) Long Term Bank Debt:
Total bank debt	$160,667
Less: Current maturities	(15,000)

145,667
Less: Capitalized bank fees, including options granted	(22,306)

$123,361

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31,
2006

Liabilities under restructured bank debt:
Current Liabilities:
a) Short term payments under restructured bank debt	$8,970

Long Term Liabilities:
b) Future cash payments under restructured bank debt	145,424
c) Gain from debt restructure not recognized under FAS 15 due to contingent payment	4,370

149.794

Total liabilities under restructured bank debt (a+b+c)	$158,764

Total cash payments under restructured debt agreement (a+b)	$154,394

Total future cash payments under restructured bank loan as of December 31, 2006 is as follows:

Current portion	$8,970
2008	47,681
2009	10,759
2010	25,279
2011	23,872
2012 and thereafter	37,833

Total	$154,394

Prior to Recapitalization

Prior to the recapitalization event more fully described in Note 2, the Company had two terms loans and a revolving credit facility with a bank. The first term loan was a $100 million loan which originated in April 2001 (“2001 Loan”) and carried an interest rate of LIBOR plus 1.75% immediately prior to the restructuring. The second term loan was a $70.7 million loan which originated in March 2002 (“2002 Loan”) and carried an interest rate of LIBOR plus 7.055% immediately prior to the restructuring. The revolving credit facility originated in April 2001 (“Revolving Credit Facility”) and carried an interest rate of LIBOR plus 2.75% on the first $35 million of the outstanding balance and LIBOR plus 3.00% on the remaining outstanding balance. These loans were secured by substantially all of the assets of the Company.

As part of the original issuance of these agreements and in consideration for subsequent amendments, the Company paid certain fees, entered into certain contingent fee arrangements and issued options to the bank. These debt issuance costs and the fair value of options granted as part of the Company’s debt agreements are amortized over the term of the related debt by the effective interest rate method and were recorded as a discount against the related debt instrument. The contingent fee arrangements, which call for the payment of cash fees if the Company’s stock reaches certain price targets, are recorded as a liability in the accompanying balance sheets based on the fair value of that liability at the respective balance sheet date.

Recapitalization

As more fully described in Note 2, the Company completed a recapitalization through an equity investment with a consortium of investors and restructuring of its existing credit facilities with its lender on December 5, 2006. Prior to the debt restructuring, the Company was in default of its existing credit facility. As part of the restructuring, the bank agreed to allow for a non-cash reduction in the overall principal outstanding, collapse the previous term

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

loans and revolving credit facility into a single term loan, cancel certain fee arrangements, reduce the interest rate on the credit facility and waive all default rights under the previous credit facility. In consideration for the restructuring, the bank received additional options in the Company, received an extension of the exercise period of the options previously granted to the bank and retained one fee arrangement from the prior credit facility.

As part of the restructuring, the bank combined the 2001 Loan, 2002 Loan and Revolving Credit Facility into a single term loan (“Restructured Loan”), expiring in September 2013. The Restructured Loan calls for the forgiveness of $50.0 million of the outstanding principal balance over a 24 month period, with the first reduction of $25.0 million occurring on December 5, 2006. The remaining $25.0 million forgiveness of principal will occur in $12.5 million increments on June 5, 2008 and December 5, 2008 and is non-interest bearing. The interest rate on the Restructured Loan is the three month LIBOR rate on the date of the debt restructuring plus 1.5%. As part of the restructuring, the bank agreed to retroactively apply the spread of 1.5% over LIBOR back to April 1, 2006 for the 2001 Loan, the 2002 Loan and the Revolving Credit Facility. The Company also made its first scheduled principal payment of $40.0 million on December 5, 2006.

In 2003 and prior, the bank had been given 9,235,300 options to purchase common stock of the Company as consideration of prior amendments to the 2001 Loan and the 2002 Loan. Of the options held by the bank, 7,824,000 options had a price of $1.97 per share and expired in November 2013. The remaining 1,411,300 options had a price of $1.17 per share and expired in February 2008. As part of the restructuring, the expiration date of the 1,411,300 options was extended to December 5, 2011. Additionally, the 7,824,000 options were re-priced to $1.17 per share. As part of the debt restructuring, the bank was also granted 176,300 new options to purchase the Company’s shares for $1.17 per share, expiring in November 2013.

The restructuring also cancelled existing agreements which called for the Company to pay fees of $3.0 million and $5.0 million to the bank if the Company’s share price reached $5 and $6 per share, respectively. The bank did retain a previous agreement which called for the Company to pay $7.5 million if the Company’s stock price reaches $7 per share. The fair value of the liability associated with the fee agreement in force at December 31, 2006 was $5,256 thousands and is reflected in the Other Long Term Liabilities section of the balance sheet.

The Company has considered the restructured credit facility under the criteria of EITF 02-4 and has accounted for the restructured credit facility as a troubled debt restructuring in accordance with FAS 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings”, which requires that the gross future cash flows of principal and interest be reflected in the balance sheet at the time of the restructuring. Future cash flows related to interest payments were determined based on a rate of 6.85% which is the three month LIBOR rate on the date of the debt restructuring plus 1.5%. The accounting for the Restructured Loan under FAS 15 resulted in no gain being recognized by the Company.

The Company’s bank debt agreement covenants are described in Note 13 below.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 12 — OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2006	2005
	(US $ in thousands)

Accrued payroll and associated taxes	$12,123	$10,159
Accrued warranty	5,079	6,928
Accrued Income taxes	9,451	7,685
Accrued VAT, sales and consumption taxes	1,042	866
Accrued interest	—	802
Accrued audit, accounting and tax fees	780	212
Accrued legal costs	5,032	2,591
Accrued consulting fees	592	707
Accrued royalties	1,081	1,104
Accrued commissions (external)	2,149	2,660
Accrued Other	10,783	13,650

	$48,112	$47,364

Changes in accrued warranty costs during the years ended December 31, 2006 and 2005, respectively, are as follows (US $ in thousands):

Accrued warranty costs as of December 31, 2004	$7,448
Payments made under warranty during 2005	(9,436)
Increase in product warranty provision during 2005	8,916

Accrued warranty costs as of December 31, 2005	6,928
Payments made under warranty during 2006	(8,633)
Increase in product warranty provision during 2006	6,784

Accrued warranty costs as of December 31, 2006	$5,079

NOTE 13 — COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases facilities under non-cancellable operating leases with various expirations through 2016. Rental expense for the years 2006, 2005 and 2004, amounted to $7,016 thousands, $7,113 thousands and $8,549 thousands, respectively. Future minimum annual lease payments under non-cancellable operating lease agreements are as follows (US $ in thousands):

2007	$6,414
2008	4,637
2009	3,528
2010	2,315
Thereafter	4,643

$21,537

The Company has outsourced its IT related services for an eight-year period beginning May 2005 for which it expects to incur payment obligations of approximately $3.5 million to $4.0 million annually through 2012.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Royalty Payments

The Company is party to various licensing agreements, which require it to pay royalties on certain product sales at various rates of up to 7.5% of the net selling price of these products. For the years ended December 31, 2006, 2005 and 2004, the Company incurred royalty expenses in the amount of $3,024 thousands, $3,350 thousands and $2,586 thousands respectively.

The Company and part of its Israeli subsidiaries are also obligated to pay to the Office of the Chief Scientist (“OCS”) royalties of 3-5% on the sales of products for which participations were received. The Company incurred royalty expenses of $451 thousands, $424 thousands and $452 thousands in 2006, 2005 and 2004, respectively. Such amounts are included in the total royalty expenses described in the preceding paragraph. Royalty-bearing participations not yet expensed were approximately $3.6 million and $4.0 million at December 31, 2006 and 2005, respectively.

Legal Contingencies

The Company is a party to various legal proceedings incident to its business. Based upon the status of such cases, advice of counsel, management’s assessment and consideration of relevant insurance coverage, management has recorded provisions for amounts judged to be both quantifiable and probable to be paid. Except as noted below, there are no legal proceedings pending or threatened against the Company that management believes are likely to have a material adverse effect on the Company’s consolidated financial position.

In February 2002, we received a request from the SEC to voluntarily provide certain documents and information for a period commencing January 1, 1998. The request primarily related to our relationships with distributors, and also asked for amplification of our explanation of certain previously disclosed charges and write-downs. In May 2002, the SEC issued a formal order of investigation on these matters, including as to whether, in connection therewith, we, in prior periods, may have overstated revenues and related income and failed to maintain proper books and records and a proper system of internal controls. On February 18, 2004 the law firm of Debevoise & Plimpton LLP rendered a report on behalf of the Company’s audit committee which concluded that our revenue recognition was inappropriate with respect to certain transactions during the fiscal years ended December 31, 2001, December 31, 2002 and December 31, 2003. On April 26, 2006, the SEC brought a civil proceeding against us, Sagi Genger, our former Chief Operating Officer, and Kevin Morano, our former Chief Financial Officer and Senior Vice President for Marketing and Business Development, both of whom are no longer employed by us. Mr. Genger is the son of Arie Genger, one of our former directors and Vice Chairman of the Board. The civil proceeding sought, among other things, an injunction against us, alleging violations of the antifraud and other provisions of the U.S. federal securities laws in connection with inappropriately recognizing revenue in our 2002 and 2003 financial statements. Concurrently with filing the civil action, on April 26, 2006, the SEC approved a settlement with us and Mr. Genger.

As part of that settlement, we consented, without admitting or denying the allegations, to the entry of a permanent civil injunction against future violations of the antifraud, reporting, books and records and internal control provisions of the federal securities laws and related SEC rules.

As part of that settlement, Mr. Genger consented, without admitting or denying the allegations, to the entry of (i) a permanent civil injunction against future violations of the antifraud, reporting, books and records and internal control provisions of the federal securities laws and related SEC rules, (ii) an order to pay a civil monetary penalty of $75,000 and (iii) an order prohibiting him from serving as an officer or director of a publicly traded company for five years. We did not pay Mr. Genger’s penalty or reimburse him for it.

In addition, as part of the settlement, the SEC revoked the registration of our shares registered under Section 12 of the Exchange Act. As a result of the deregistration, our shares cannot be quoted or traded in the United States on a national securities exchange or the NASDAQ Stock Market until we re-register our shares with the SEC. Upon the effectiveness of this registration statement, our ordinary shares will be registered under Section 12 of the Exchange

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Act and eligible once again for quoting or trading in the United States on a national securities exchange or the NASDAQ Stock Market. However, we cannot assure you that our shares will be approved for quotation or trading on any securities exchange or the NASDAQ Stock Market. As part of the settlement, we must also continue to cooperate with the SEC’s prosecution of its claims against Mr. Morano, who is contesting the allegations against him.

Under the terms of their indemnification agreements, we have agreed to indemnify Mr. Morano and Mr. Genger to the fullest extent permitted by law, including advancing expenses up to the higher of (i) $250 million or (ii) 50% of the market value of the outstanding ordinary shares prior to the occurrence giving rise to the indemnifiable event. See “Exculpation, Insurance and Indemnification of Directors and Officers” in Item 6C above.

On June 17, 2003, the U.S. District Court for the Southern District of New York consolidated nine purported class action complaints filed against us and several former officers and directors, and appointed lead plaintiffs counsel. On August 29, 2003, lead counsel filed a consolidated amended class action complaint (CAC) which expanded the alleged class period to cover a period from October 2, 2000 to May 16, 2002, made new substantive allegations of alleged securities fraud, and added our then-Vice Chairman of the Board, Arie Genger, as an additional defendant solely on a controlling person theory of liability. (The CAC continued to name our then-Chairman of the Board, Jacob Frenkel, and former officers Yacha Sutton, Sagi Genger and Asif Adil as defendants.) The principal claims in the CAC may be summarized as follows: (a) our financial statements, and the related press releases announcing or pre-announcing such results, from the third quarter of fiscal year 2000 to the first quarter of fiscal year 2002, overstated revenues for the applicable quarter due to alleged violations of GAAP. (The focus of the alleged improper revenue recognition is on sales to distributors which plaintiffs characterize as “channel stuffing”); and (b) our 2001 acquisition of the business of the Coherent Medical Group (CMG) was for the fraudulent purpose of taking very large one-time charges and write-downs claimed to be associated with the acquisition but which were really intended to write down receivables or other assets which should have been written-off or down earlier, and we fraudulently overstated the progress or success of the ongoing efforts to integrate CMG with our business, and the benefits or synergies to be achieved by that combination. In addition to these basic claims, the CAC asserted additional claims based on several other alleged violations of financial reporting requirements, including (i) the alleged failure to disclose all anticipated write downs and charges in a Form 8 K/A pro forma balance sheet filed in July 2001 presenting the effect of our combination with CMG as if it had occurred as of March 31, 2001; (ii) the alleged misclassification of $9 million in assets as inventory instead of finished goods used in operations on the balance sheet for the year ending December 31, 2001; and (iii) the failure to make adequate disclosures in our 10-K report for the year ending December 31, 2001 about an $8.2 million related party sale agreement during the last quarter between us and our UK affiliate, Aculight, which transaction allegedly lacked economic substance.

On November 19, 2003, all defendants except Adil moved to dismiss the CAC on grounds, among others, of failure to state a claim on which relief can be granted, failure to plead fraud with particularity, and, in material part, statute of limitations. By separate counsel, Adil moved to dismiss on grounds of insufficient service of process.

On March 4, 2005, while the motions to dismiss the CAC remained pending, the lead plaintiffs sought leave to amend the CAC and to pursue discovery. On March 17, 2005, the Court denied the request to conduct discovery but stated that plaintiffs were authorized to amend their complaint. On June 10, 2005, lead plaintiffs filed their Second Amended Consolidated Class Action Complaint (SAC). The SAC asserts the same claims, allegations, and Class Period as alleged in the CAC and names the same defendants. New allegations are made, however, as to (i) sales of our stock made by certain defendants during the first half of 2001; (ii) the purported knowledge of various confidential witnesses allegedly interviewed by plaintiffs’ counsel; and (iii) certain post-class period events, such as our public statements about the then-pending SEC investigation, the investigation by our audit committee, the replacement of Yacha Sutton as Chief Executive Officer, the elimination of Sagi Genger’s position, the delisting of our ordinary shares by NASDAQ, and the announcement that we anticipated restating our revenues and earnings or 2001, 2002, and 2003. All defendants, including Adil by his separate counsel, moved to dismiss the SAC for, inter alia, failure to state a claim upon which relief can be granted, failure to plead fraud with particularity, and the statute

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of limitations. The motions were fully briefed and submitted to the Court on October 31, 2005. Those motions have not yet been decided.

Under the terms of their indemnification agreements, we have agreed to indemnify Prof. Frenkel, Mr. Sutton, Mr. Adil, Sagi Genger and Arie Genger to the fullest extent permitted by law, including advancing expenses up to the higher of (i) $250 million or (ii) 50% of the market value of the outstanding ordinary shares prior to the occurrence of the indemnifiable event. See “Exculpation, Insurance and Indemnification of Directors and Officers” in Item 6C above.

We believe that we have meritorious defenses with respect to the allegations and claims in all of the above purported class action lawsuits, and we intend to vigorously defend against them.

As discussed in Note 2 above, on December 5, 2006, the Company completed a recapitalization (“Recap”) of its existing debt and equity structure. The Purchase Agreement related to such Recap provides that the price per share and the corresponding amount of purchased shares will be adjusted for all losses, liabilities and expenses, exceeding insurance coverage, in connection with the recently concluded investigation by the SEC, the previously disclosed class action lawsuit and the still pending SEC proceeding against our former chief financial officer, and any other action, proceeding or investigation concerning securities and corporate governance matters and relating, in whole or in part, to matters occurring prior to the closing, called the relevant amounts. Adjustment for this purpose will be made by the issuance to the Investors for no additional consideration of a number of additional ordinary shares as if at closing of the Purchase Agreement the price per share would have been equal to (x) 40,000,000 less the relevant amounts, divided by (y) our total issued and outstanding share capital at such time, provided, however, that adjustment in this respect shall not be made for relevant amounts that exceed $30,000,000, resulting in a maximum issuance of additional ordinary shares under this section of 335,739,838 shares (419,674,797 shares if all the additional warrants have been exercised). This adjustment mechanism shall remain operative until five years from the later of the closing of the Purchase Agreement or the date that the matter was first submitted to court. To the extent the relevant amounts are quantified to an amount as a result of a settlement of such matters, the settlement (i) shall be approved by the board based on (a) a unanimous recommendation of a special committee of the board, that shall include a majority of independent directors, and (b) shall be supported by an opinion of an independent and qualified appointed expert stating that the settlement reached is reasonable in the circumstances; and (ii) shall be subject to such corporate approvals as required by applicable laws, including the Companies Law, which would generally include approval by the general meeting of shareholders of the Company by a special majority.

To the extent that a proposed settlement of a matter referred to above is to be submitted to the approval of the shareholders in accordance with the Companies Law after Board approval, but shareholder approval is not obtained, then such failure to obtain approval will give rise to an adjustment as described above. The amount of relevant amounts for such purpose will be deemed to be $30,000,000 with respect to settlement of the class action, and $30,000,000 with respect to any of the other matters. Adjustment in this respect shall not be made for relevant amounts that exceed an aggregate amount of $30,000,000. In the event the relevant amounts total or exceed $30,000,000, the Company will be required to issue to the Investors an additional 335,739,838 ordinary shares if no additional warrants have been exercised or 419,674,797 if all additional warrants have been exercised. The issuance of ordinary shares pursuant to these adjustment provisions might require additional corporate approvals under Israeli laws and regulations. In addition, under the current provisions of the Companies Law, a full tender offer requirement will be triggered if the Investors’ holdings result in them holding more than 90% of the issued and outstanding capital of the Company, a result which would occur if the maximum relevant amounts are triggered

Seventeen purchasers of our stock between September 2001 and February 2002, originally filed a complaint in the Northern District of Illinois in February 2003, which was transferred to the Southern District of New York, where it has been assigned as a related case to the judge who is presiding over the above-described consolidated class action cases. The amended complaint alleges that we and two former officers, Yacha Sutton and Sagi Genger, made material misrepresentations and/or omissions about our financial results and projections of future earnings,

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

due, among other reasons, to the alleged improper recognition of revenue, and that defendants also overstated the benefits and the success of our acquisition of CMG. In May 2004, all defendants moved to dismiss for failure to state a claim and failure to allege fraud with particularity, and for failure to effect service of process on Mr. Sutton and Sagi Genger. The motion has been fully briefed. There has been no decision on the defendant’s motion to dismiss.

On July 1, 2004, we and Danish Dermatological Development A/S, a Danish company, or DDD, agreed to a settlement and license agreement resolving certain litigation. Under the terms of the agreement, (i) we granted DDD a limited royalty bearing non-exclusive worldwide licenses for our patents relating to the use of intense pulsed light in aesthetic and medical applications, including all of our IPL-related patents, (ii) DDD granted us a fully paid-up, worldwide, non-exclusive license to DDD’s patents in the same field, and (iii) we agreed to additional confidential terms. Neither party admitted wrongdoing or liability.

On January 1, 2004, we and Syneron Medical Ltd. (together with certain of our former employees) agreed to a settlement and license agreement resolving certain litigation. Under the terms of the agreement, (i) we granted Syneron unlimited, non-exclusive worldwide licenses for our patents relating to the use of incoherent light in aesthetic and medical applications, including all of our IPL-related patents, (ii) Syneron will pay us royalties up to a predetermined cap with an up-front payment of $1.5 million, and (iii) we agreed to additional confidential terms. Neither party admitted wrongdoing or liability. All royalties due under the terms of the agreement have been paid.

In June 2004, we and Palomar Medical Technologies, Inc. settled certain litigation. Pursuant to the settlement, (i) we agreed to pay Palomar $4.09 million over the subsequent six fiscal quarters for royalties due on sales of the LightSheer Diode Laser System manufactured between July 1, 2002 and December 31, 2003, (ii) we agreed to pay Palomar a 5% royalty on sales of the LightSheer and other professional laser hair removal devices beginning January 1, 2004, (iii) we agreed to grant Palomar a paid-up license to a variety of our patents for Palomar’s light-based devices and (iv) Palomar granted us a paid-up license for certain of our IPL products.

In December 2003, we and Trimedyne, Inc. settled litigation and entered into a long-term commercial agreement covering the manufacture by Trimedyne and the sale by us of certain side fire and angle fire fibers. These fibers are used with our lasers, particularly in orthopedics, urology and spinal surgery. The agreement also includes additional confidential terms.

On March 27, 2003 Diodem, LLC filed a complaint in the United States District Court for the Central District of California against us, among other defendants, alleging infringement of four U.S. patents (Patent Nos. 5,267,856; 5,304,167; 5,422,899; and 6,122,300) owned by Diodem in the field of dental laser technology. On May 5, 2003, Diodem filed its First Amended Complaint containing substantially similar allegations against us, American Medical Technologies, Inc., Biolase Technologies, Inc., OpusDent Inc., and HoyaConBio. The complaint sought injunctive relief and unspecified damages. We filed our answer and counterclaim on July 8, 2003, generally denying all of the allegations and asserting numerous affirmative defenses.

The District Court conducted a Markman Hearing on claim interpretation on July 15, 2004. Based on the court’s claim interpretation, Diodem abandoned its claim that we infringed U.S. Patent No. 5,304,167, while reserving the right to appeal the court’s claim construction. After the close of discovery, we filed summary judgment motions for invalidity and non-infringement of U.S. Patent Nos. 5,422,899 and 6,122,300 and for invalidity of U.S. Patent No. 5,267,856, which the District Court denied. On December 20, 2004, Diodem and co defendant Biolase entered into a settlement agreement. Although the terms of the settlement agreement remain confidential, on December 23, 2004, Biolase filed a Form 8-K with the SEC stating that it had agreed to acquire all of the intellectual property portfolio of Diodem, including the four patents in suit. In view of this development, the District Court added Biolase’s wholly-owned acquisition company, BL Acquisition II, as a plaintiff. On March 13, 2006, we amended our counterclaim to allege various business torts and antitrust counterclaims against BL Acquisition II and its parent, Biolase. Discovery on the antitrust and other business tort claims has been stayed pending completion of the patent trial. Trial on the antitrust and other business tort claims has not been scheduled. The court has indicated that it will schedule the trial for mid June 2007.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On September 20, 1999, Dr. Richard Urso filed a purported class action lawsuit against ESC Medical Systems Inc. (the predecessor of Lumenis, Inc.) and a leasing company in Harris County, Texas, alleging a variety of causes of action. He eventually non suited that case and re-filed another purported class action in Harris County Texas on May 3, 2001 along with approximately forty-eight physicians and medical clinics. Plaintiffs claimed breach of contract, breach of express and implied warranties, fraud, misrepresentation, conversion, product liability, and violation of the Texas Deceptive Trade Practices Act and Texas Securities Act. Plaintiffs eventually amended their complaint to dismiss the class action and securities allegations and to add several new plaintiffs. On October 9, 2003 the Court dismissed the cases of the non- Texas plaintiffs based on forum non conveniens. The Court’s order allowed any non-Texas plaintiff to re-file their claims in their home state within one year of the court’s order. Plaintiff’s appealed the order and the dismissal was affirmed.

The claims of the Texas plaintiffs were all resolved either by non-suit or settlement. The Company offered to continue tolling the claims of those Non Texas plaintiffs who would agree to produce documents and to make themselves available for examination under oath. Six plaintiffs initially agreed to this procedure. Five of those claims have since been resolved by settlement. A total of 14 physicians or customers did not agree to the initial tolling agreement and filed a total of six separate lawsuits. Eight of these plaintiffs either dismissed their claims voluntarily or have settled with the Company. Six plaintiffs dismissed their lawsuit in exchange for our agreement to sign a tolling agreement that largely parallels the provisions of the Tolling Agreement mentioned above. A total of 33 Urso plaintiffs failed to either agree to the tolling agreement or to file new lawsuits.

There currently are no active lawsuits involving former Urso plaintiffs, although there are a total of seven former Urso plaintiffs who have signed tolling agreements that require them to produce documents and make themselves available for examination under oath. Currently, we are gathering the evidence promised by these claimants and continue to deny their allegations.

On April 7, 2006 Theodore Stelitotis filed a lawsuit in the Court of Common Pleas of Washington County, Pennsylvania against Coherent, Inc regarding the sale of equipment by Coherent, Inc. to the plaintiff. The plaintiff is seeking damages in excess of 1.0 million dollars for various causes of action including fraud, negligent misrepresentation, negligence, breach of warranty and breach of contract. As part of the 2001 acquisition of the medical division of Coherent, Inc. we have undertaken to defend and indemnify Coherent against such claims. The Company moved to dismiss all of plaintiff’s claims and the court granted the Company’s motion in part dismissing the fraud, negligent misrepresentation and negligence claims. The only remaining claims are for breach of contract and breach of warranty. We believe these claims have no basis and continue to vigorously defend ourselves.

On July 20, 2006 CardioFocus, Inc. filed a lawsuit in the United States District Court for the District of Massachusetts (Case No. 06-11242 RWZ) against us. The case alleges that we willfully infringe three United States patents. We filed an Answer and Counterclaims on January 2, 2007, and CardioFocus, Inc. replied to the Counterclaims on January 19, 2007. We intend to vigorously defend against plaintiffs’ claims. We have asked the Court to bifurcate for trial and separate discovery the issues of patent ownership, license and whether we have a release from liability. As part of that request, we have asked the Court to stay discovery and trial of all other claims. On April 5, 2007, the Court granted our motion. A date for trial has not yet been set.

On July 23, 2003, Dr. William P. Young, a veterinarian, filed a patent infringement lawsuit against the Company in the United States District Court for the Southern District of Ohio claiming that the Company was inducing veterinarians to infringe his Unites States Patent Number 6,502,579. In November 2005, the court held claims 1-5 of the patent invalid as a matter of law. Claim 6 remains at issue. The Company has filed several motions to have the remainder of the case dismissed. On March 28, 2006 the court granted two of the Company’s motions for summary judgment. The court dismissed Young’s claim of induced infringement for the only remaining patent claim, claim 6, and held the patent unenforceable due to inequitable conduct during the re examination of the patent. Young has appealed the invalidity and unenforceability decisions but not the non infringement holding. A hearing was held on February 9, 2007, but the appelate court has not yet rendered its decision.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In March 2007, we, GSI Group Limited and GSI Group, Inc. agreed to a settlement resolving litigation regarding the sale of certain assets of Spectron Cosmetics Limited, a subsidiary of ours, to GSI Limited. Under the terms of the agreement we paid GSI $2.75 million in full and final settlement of the litigation and other claims threatened by GSI.

In or about March 2006, we received an Administrative Subpoena from the Office of Export Enforcement, Bureau of Industry and Security, U.S. Department of Commerce. The subpoena sought documents concerning the export of U.S. origin commodities, directly or indirectly, to the United Arab Emirates or the Islamic Republic of Iran. The U.S. Government could assess a penalty against our U.S. subsidiary, Lumenis, Inc., because of certain unlicensed exports or reexports to Iran of devices and associated spare parts and accessories originating with Lumenis, Inc. Exports from the United States to Iran are subject to two separate sets of regulations, one administered by the U.S. Department of Commerce and the other administered by the U.S. Department of the Treasury. We are cooperating fully with the U.S. Government’s investigation, which to date has been administered by the Commerce Department. During 2006, we submitted a full report of the matter to the Commerce Department. In March 2007 we submitted a full report to the Treasury Department where the matter is now under review.

In or about October 2005, we received a notice from the ITA assessing income taxes for the fiscal years ended December 31, 2000 and 2001 in the amount of NIS 254 million (approximately $60 million at December 31, 2006 exchange rates), including interest and penalties. The assessment is primarily based on an attempt by the ITA to disallow the exemption available for our approved enterprise, which would then subject our income to the full statutory income tax rate in those years, by claiming that the audited statutory financial statements submitted for those years are incomplete. In addition, the ITA assessed tax on an alleged deemed dividend from earnings under our approved enterprise program. We have filed an appeal notice with the District Court in Haifa, Israel against the ITA assessment. At that time, we had received indications that the tax authority would agree to settle the matter for less than NIS 25 million (or approximately $5.9 million). We believe that the entire assessment is in error and that no tax is due, and we intend to vigorously defend our position in the Israeli courts and under applicable tax treaties as necessary.

Finally, we also are a defendant in various product liability lawsuits in which our products are alleged to have caused personal injury to certain individuals who underwent treatments using our products and to certain efficacy claims alleging that we are in breach of contract with certain customers. We are also parties in various employment claims in some of the regions in which we operate. We are defending ourselves vigorously, maintain insurance against the product liability claims and believe that these claims individually or in the aggregate are not likely to have a material adverse impact on our business, financial condition or operating results.

Bank Covenants

In 2006, prior to the recapitalization, we were not in compliance with the bank loan covenants. The bank did not take action in this regard and the recapitalization of December 5, 2006 resolved the compliance matter. Under the Restructured bank debt agreement (described in Note 11), we have no covenant requirements in 2007.

The Company’s Restructured bank debt agreement contains certain covenants, including covenants to provide current audited or reviewed financial information to the Bank and to comply with certain financial ratios as set out in the Restructuring Agreement. Specifically, the ratio of total debt to earnings before interest, taxes, depreciation and amortization (as such terms are defined in the Restructuring Agreement) shall not exceed 13:1 for fiscal 2008, 6:1 for fiscal 2009 and 5:1 for fiscal 2010 and each fiscal year thereafter. Calculations shall be made on a quarterly basis for each year, commencing at the end of the first quarter of 2008. In addition, operating income as a percentage of revenues shall be no less than 3% in each quarter of 2008, 4% in each quarter of 2009, and 6% in each quarter of 2010 and 2011. Each year we and the Bank will agree upon the ratio of equity to total assets and the required minimum amount of equity.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Restructuring Agreement also contains certain negative covenants, including to refrain from encumbering any of our assets (other than specifically permitted under the Restructuring Agreement); from incurring additional debt in excess of $30 million; from entering into or approving any merger, consolidation, or scheme of reconstruction; from making certain acquisitions; from entering into certain transactions with related parties; and from disposing of assets except as set forth in the Restructuring Agreement.

In the event that we default under the Restructuring Agreement, the Bank may call all amounts then outstanding immediately due and payable or declare that all then outstanding amounts shall be repayable on demand. After an event of default, a default rate of interest shall apply, which shall be equal to the interest rate previously in effect plus 2.5%.

NOTE 14 — FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments, which potentially subject the Company to a concentration of credit risk, consist principally of cash and cash equivalents and trade receivables. Short-term cash investments are placed with high credit-quality financial institutions. The Company performs ongoing credit evaluations of its customers and generally retains a security interest in the products sold. The Company maintains allowances for estimated credit losses. The Company from time to time enters into transactions in which the Company discounts trade receivables on a recourse basis with banks, the proceeds from such transactions are presented as current liabilities.

The Company is exposed to market risks related to changes in currency exchange rates. To manage the volatility relating to this exposure, the Company nets the exposures on a consolidated basis to take advantage of natural offsets. For the residual portion, the Company may enter into various derivative transactions pursuant to the Company’s policy for hedging. Designation is performed on a specific exposure basis in accordance with hedge accounting. The changes in the fair value of these hedging instruments are offset in part or in whole by corresponding changes in the fair value or cash flows of the underlying exposures being hedged. The Company does not hold or issue derivative financial instruments for trading purposes. While the Company did engage in hedging activities in 2004 and prior, it did not do so in 2005 or 2006.

The Company sells its products in a number of countries and manufactures its products principally in Israel and the U.S. and as a result is exposed to movements in foreign currency exchange rates.

The Company’s major foreign currency exposures involve the markets in Europe and Asia. The primary purpose of the Company’s foreign currency hedging activities, when employed, is to manage the volatility associated with foreign currency denominated revenues and expenses and other assets and liabilities created in the normal course of business. The Company primarily utilized forward exchange contracts and purchased options with maturities of less than 18 months. The derivatives hedging these exposures were also designated as cash flow hedging instruments for anticipated cash flows not to exceed 12 months. Purchased foreign currency options or forward exchange contracts were intended mainly to offset the effect of exchange rate fluctuations on projected sales, and receivables. There were no outstanding instruments at December 31, 2006 and 2005, respectively. The results of hedging activities engaged in 2004 were recognized as earnings as the underlying transactions were recognized.

The carrying amounts of cash and cash equivalents, investments, trade receivables, subordinated notes, accounts payable and accrued expenses approximate their fair value due to their short-term nature.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 15 — FINANCING EXPENSES, NET

	For the Years Ended December 31,
	2006	2005	2004
	(US $ in thousands)

Interest expense	$13,392	$13,226	$7,204
Bank charges	462	513	682
Exchange rate (gain) loss, net	1,567	1,243	2,512
Amortization of bank fees and options	5,364	5,700	5,397

Total expenses	20,785	20,682	15,795
Interest income	(15)	(49)	(290)

Total financing expenses, net	$20,770	$20,633	$15,505

NOTE 16 — EMPLOYEE AND DIRECTOR STOCK-BASED COMPENSATION

Stock Option Plans

1998 Plan

In February 1998, we acquired Laser Industries Ltd. In connection with the acquisition, we assumed the stock options outstanding under the Laser stock option plans. Our board of directors administers these options. No other options may be granted under the Laser stock option plans. These options expire not later than ten years from the date of issuance. The following table presents option grant information for this plan as of December 31, 2006.

Ordinary Shares Reserved		Weighted Average
for Option Grants	Options Outstanding	Exercise Price

40,500	40,500	$6.80

1999 Share Option Plan

In May 2000, we adopted our 1999 share option plan, which was subsequently amended in May 2003. It is intended to be a “qualified plan” for employees only as defined by the U.S. Tax Code. Employees, directors and consultants of our company and our subsidiaries are eligible to participate in the plan. Our board of directors administers the plan. The options expire not later than ten years from the date of issuance. The following table presents option grant information for this plan as of December 31, 2006:

Ordinary Shares Reserved		Weighted Average
for Option Grants	Options Outstanding	Exercise Price

5,000,000	2,207,884	$6.63

2000 Share Option Plan

In July 2001, we adopted our 2000 share option plan. It is intended to be a “qualified plan” for employees only as defined by the U.S. Tax Code. This plan has terms that are substantially similar to the terms of the 1999 share option plan, except that under the plan, pursuant to Section 102 of the Israeli Tax Ordinance, options granted to residents of Israel, or shares issued upon exercise of options, may provide that they be held in trust and registered in the name of a trustee selected by the board. The trustee may not release the options or ordinary shares to the holders of these options or shares that are subject to the Israeli Tax Ordinance before the second anniversary of the registration of the options in the name of the trustee. The Israeli Tax Authority has approved this plan as required by applicable law. See “Israel 2003 Share Option Plan” below. Our board of directors administers the plan. Our employees, directors and consultants are eligible to participate in the plan. The options expire not later than ten years from the date of issuance. On September 30, 2006, our board of directors increased the number of ordinary

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

shares reserved for the exercise of options granted under the plan from 10,000,000 to 11,500,000. The following table presents option grant information for this plan as of December 31, 2006:

Ordinary Shares Reserved		Weighted Average
for Option Grants	Options Outstanding	Exercise Price

11,500,000	10,582,245	$5.07

Israel 2003 Share Option Plan

In May 2003, our shareholders approved and adopted our Israel 2003 share option plan. This plan has terms that are substantially similar to the terms of our 2000 share option plan authorizing the grant of options pursuant to Section 102 of the Israeli Tax Ordinance to employees and directors who are residents of Israel. It is also intended to be a “qualified plan” as defined by the U.S. Tax Code. Our employees and directors who are residents of Israel are eligible to participate in this plan. Our board of directors administers the plan. The Israeli Tax Authority has approved this plan as required by applicable law. The options expire not later than ten years from the date of issuance. The following table presents option grant information for this plan as of December 31, 2006:

Ordinary Shares Reserved		Weighted Average
For Option Grants	Options Outstanding	Exercise Price

2,000,000	1,960,463	$1.47

2007 Share Incentive Plan

In January 2007, our board approved and adopted our 2007 share incentive plan. This plan provides for the grant of awards consisting of the grant of stock options, restricted stock, and other share-based awards (including cash and stock appreciation rights). The plan provides for options under Section 102 of the Israeli Tax Ordinance to residents of Israel and under Section 3(9) of that Ordinance. The plan also provides for both options that are “qualified” as defined by the U.S. Tax Code and options that are not so qualified. In addition to the issuance of awards under the relevant tax regimes of the United States and Israel, the plan contemplates issuances to grantees in other jurisdictions with respect to which the board is empowered to make the requisite adjustments in the plan. Our employees, directors, officer, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to us are eligible to participate in this plan. Our board of directors administers the plan. This plan has been approved by the Israeli Tax Authority as required by applicable law. Options granted under the plan expire not later than ten years from the date of issuance.

Ordinary Shares Reserved		Weighted Average
For Option Grants	Options Outstanding	Exercise Price

10,000,000	5,702,422	$1.0722

Option Exchange Offer

On March 28, 2003, we began a voluntary offer to exchange all options granted under the 2000 share option plan and Israel 2003 share option plan, other than options held by members of the board of directors, with exercise prices of $6.00 per share or more for new options with an exercise price equal to the market price of our ordinary shares on the date of grant. On May 12, 2003, we concluded the offer and accepted for exchange and cancelled options to purchase a total of 3,160,141 ordinary shares issued under these plans, representing approximately 76% of the options that were eligible for exchange under the offer. In exchange for the cancelled options, on May 12, 2003, we granted new options to purchase a total of 912,422 ordinary shares at an exercise price of $1.77 per share, the market price of the ordinary shares on May 12, 2003.

A summary of the status of the option plans as of December 31, 2006, 2005 and 2004, and changes during the years ended on those dates, is presented below.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31,
	2006		2005		2004
		Weighted		Weighted		Weighted
	Number	Average	Number	Average	Number	Average
	(In Thousands)	Exercise Price	(In Thousands)	Exercise Price	(In Thousands)	Exercise Price

		$		$		$
Balance outstanding at beginning of year	11,627	5.86	10,226	6.39	9,366	7.10
Changes during the year:
Granted	3,575	1.15	1,731	2.01	2,245	1.33
Exercised	—	—	2	1.77	38	1.69
Forfeited	411	1.81	328	2.12	1,349	3.03
Balance outstanding at end of year	14,791	4.83	11,627	5.86	10,224	6.39

Balance exercisable at end of year	10,250	6.22	8,289	7.35	6,981	8.37

The weighted average fair value of options granted during the year, estimated by using the Black & Scholes option-pricing model, was $0.43 $1.33 and $0.92 for the years ended December 31, 2006, 2005 and 2004, respectively. The fair value of these options was estimated on the date of grant, based on the following weighted average assumptions: dividend yield of 0% for 2004-2006; expected volatility of 65% for 2006 and 100% for 2004-2005; risk-free interest rates (weighted average in dollar terms) of: 2006 — 4.6%, 2005 — 3.43% and 2004 -2.85%; and expected lives of: 2006 — 4.4 years, 2005 — 3.71 years and 2004 — 3.92 years and marketability discount of 40% for 2006.

The expected volatility for 2004 through the date the Company’s shares were de-registered is based on the historical volatility of the Company’s stock. For the period after the de-registration the volatility is based on volatility of similar companies whose share prices are publicly available The risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the stock options granted. Per Staff Accounting Bulletin 107 (“SAB 107”), the Company used the simplified method to compute the expected option term for options granted in 2006. The dividend yield assumption reflects the expected dividend yield based on historical dividends. A pre-vesting forfeiture rate of 12  % was estimated based on pre-vesting forfeiture experience.

In November 2005, the FASB issued Staff Position (“FSP”) FAS 123(R)-3, “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards.” The Company has elected to adopt the alternative transition method provided in FSP 123(R)-3 for computing the tax effects of stock-based compensation pursuant to FAS 123R. The alternative transition method includes a simplified method of establishing the APIC pool related to the tax effects of employee stock-based compensation on adoption of FAS 123R.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes information about stock options granted to employees and directors outstanding and exercisable at December 31, 2006:

	Options Outstanding			Options Exercisable
		Weighted-			Weighted-
		Average	Weighted-		Average	Weighted-
		Remaining	Average		Remaining	Average
Range of	Number	contractual	Exercise	Number	contractual	Exercise
Exercise Prices	Outstanding	Life (Years)	Price	Exercisable	Life (Years)	price

$1.00 — $2.99	9,089,534	5.89	1.45	4,700,814	5.28	1.57
$3.00 — $4.99	786,464	1.93	3.91	786,464	1.93	3.91
$5.00 — $6.99	930,700	2.68	5.08	930,700	2.68	5.08
$7.00 — $8.99	1,152,103	3.01	8.52	1,152,103	3.01	8.52
$9.00 — $10.99	1,882,644	4.23	10.86	1,762,644	4.24	10.86
Above $11	949,854	4.65	21.32	916,854	4.66	21.20

	14,791,299			10,249,579

NOTE 17 — INCOME TAXES

a.  Measurement of taxable income:

Results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index (“CPI”) or changes in the exchange rate of the NIS against the U.S. dollar for a “foreign investors” company. We have elected to measure our results for tax purposes on the basis of the changes in the exchange rate of NIS against the U.S. dollar.

b.  Tax benefits under the Israel Law for the Encouragement of Capital Investments, 1959 (“the Law”):

The Company and one of its subsidiaries in Israel have been granted the status of an “Approved Enterprise” under the Law. According to the provisions of the Law, we have elected the “alternative benefits” program and as such are entitled to receive certain tax benefits including accelerated depreciation of fixed assets in the investment programs as well as a full tax exemption on undistributed income that is derived from the portion of the Company and its subsidiary’s facilities granted approved enterprise status, for a period of 10 years or a full tax exemption for a period of 6 years and reduced tax rates of 10%-25%(based on the percentage of foreign ownership in each taxable year) for an additional period of up to 4 years. The benefits commence with the date on which taxable income is first earned. The period of tax benefits detailed above is subject to a limit of the earlier of 12 years from the commencement of production or 14 years from receiving the approval. The exemption period for the Company and its subsidiary commenced in 1995.

The entitlement to the above benefits is conditional upon our fulfilling the conditions stipulated by the above Law, regulations published thereunder and the certificates of approval for the specific investments in an “Approved Enterprise”. In the event of failure to comply with these conditions, the benefits may be canceled and we may be required to refund the amount of the benefits, in whole or in part, including interest.

The tax-exempt income attributable to an “Approved Enterprise” can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If this net retained tax-exempt income is distributed in a manner other than in the complete liquidation of the company, it would be taxed at the corporate tax rate applicable to such profits as if the company had not elected the alternative tax benefits (currently 25% of the gross dividend).

As of December 31, 2006, we had approximately NIS 511 million (approximately $120 million at December 31, 2006 rates of exchange) derived from tax-exempt profits earned by our “Approved Enterprises”

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

prior to 1999. We have decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred tax liabilities have been provided on income attributable to our “Approved Enterprises”.

Income of the Company from sources other than the “Approved Enterprise” during the period of benefits will be taxable at regular corporate tax rates.

A recent amendment to the Law, effective April 1, 2005 (the “Amendment”) changed certain provisions of the Law. The Amendment allowed tax benefits to be awarded pursuant to the Law so that companies no longer require Investment Center pre-approval in order to qualify for tax benefits. The Company’s existing Approved Enterprises will generally not be covered by the Amendment. As a result of the Amendment, where the Company benefits from tax-exempt income pursuant to the new regime, any such tax-exempt income generated will be subject to taxes on its distribution or upon liquidation of the Company.

c.  Tax Assessments:

We, Lumenis Ltd, have been issued assessments for tax years 2000 and 2001 by the Israel Tax Authority (“ITA”) in Israel in the amount of approximately NIS 254 million (approximately $60 million at December 31, 2006 rates of exchange), including interest and penalties. The assessments are primarily based on an attempt by the ITA to disallow the exemption available for our Approved Enterprise, which would then subject our income to the full tax rate, and, in addition, tax on an alleged deemed dividend from earnings under our Approved Enterprise program. We believe the entire assessment to be in error and that no tax is due and intend to vigorously contest the assessments in the courts in Haifa, Israel and under applicable tax treaties as necessary. We believe that we have sufficient existing reserves for any final settlement.

In addition, we have reached agreements to settle all years through 2005 with no additional tax due for two of our operating subsidiaries in Israel and for all years through 2006 with no taxes due for all years for our former European headquarters subsidiary in the Netherlands

d.  Corporate Tax Rates in Israel:

Taxable income of Israeli companies is subject to tax at the rate of 35% in 2004, 34% in 2005, 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

e.  Net Operating Loss Carryforward:

As of December 31, 2006, the Company had carry forward tax losses totaling approximately $168 million, primarily in Israel which can be carried forward indefinitely, and $181 million in the US which can be offset against taxable income with expiration dates from 2006 to 2025. As a result of the issuance of additional shares in December 2006, we experienced a change in ownership, as defined under US tax rules, that will limit our ability to use net US operating loss carryforwards and certain other deductions in the future. While we have not yet determined the actual amount of the limitation, it is currently estimated that at least $100 million of the net operating loss carryforwards will expire unused. When the final limitation is determined, the net operating loss carryforwards will be reduced and the related deferred tax asset will be offset against the valuation allowance.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

f.  Deferred Tax Assets and Liabilities:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2006	2005
	(US $ in thousands)

Deferred tax assets:
Net operating loss carryforward	$121,971	$68,158
Accrued expenses	1,455	1,503
Reserves	6,340	9,049
Other	1,865	1,889

Deferred tax assets before valuation allowance	131,631	80,599
Valuation allowance	(128,634)	(78,608)

Deferred tax assets	2,997	1,991

Deferred tax liabilities:
Goodwill	(6,900)	(5,700)

Deferred tax liabilities	$(6,900)	$(5,700)

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from tax loss carry forwards and other reserves and allowances due to its history of losses and uncertainty concerning realization of these deferred tax assets. A deferred tax liability has been established to reflect the tax amortization of goodwill for which no financial statement amortization has occurred under US GAAP.

g.  A reconciliation of the Company’s effective tax rate to the statutory tax rate in Israel is as follows:

	Year Ended December 31,
	2006	2005	2004
	(US $ in thousands)

Income before taxes on income, as reported in the consolidated statements of income	$(47,118)	$(8,572)	$(22,120)
Statutory tax rate in Israel	31%	34%	35%
Theoretical tax expense (income tax benefit)	(14,607)	(2,914)	(7,742)
Approved enterprise benefits	0	0	0
Losses and other items for which a valuation allowance was provided	16,009	3,912	8,412
Goodwill amortization	1,241	1,241	1,241
Non-deductible expenses	597	548	422
Other	(40)	(128)	227

Actual tax expense	$3,200	$2,659	$2,560

h.  Income before taxes on income is comprised as follows (US $ in thousands):

Domestic	$(177,714)	$12,995	$4,593
Foreign	130,596	(21,567)	(26,713)

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

i.  Taxes on income are comprised as follows (US $ in thousands):

	2006	2005	2004
Current	$3,006	$2,514	$1,311
Deferred	194	145	1,249

	3,200	2,659	2,560

Domestic	532	802	880
Foreign	2,668	1,857	1,680

	3,200	2,659	2,560

NOTE 18 — RELATED PARTY TRANSACTIONS

The Company and TRI, whose chairman and chief executive officer is Mr. Arie Genger, one of our former directors and formerly our chief executive officer, entered into a sublease agreement dated June 30, 2001 pursuant to which TRI sublet to us office space in New York City. In consideration for the use of this space, the Company paid rent to TRI as a percentage of TRI’s fixed rent, escalation rent and electricity charges pursuant to TRI’s lease with its landlord. In addition, the Company entered into an office services agreement pursuant to which TRI provided us with office support services including: receptionist telephone support, certain secretarial support, office supply purchasing assistance, catering services, computer and communication support and other similar office support functions as needed. In consideration for the services provided under the office services agreement, the Company paid TRI a monthly fee equal to $15,000. The Company and TRI extended the sublease agreement and the office service agreement on November 1, 2002 for an additional 18 months, and they expired pursuant to their terms on September 29, 2004. The extension of the Sublease Agreement and the Office Services Agreement were made under the same terms as the original agreements, except for enlarging the space leased and the respective rent payments. In 2004, the Company paid TRI a total of approximately $0.9 million under the sublease and the office services agreement.

Dr. Darrell Rigel was one of our directors from June 1999 through February 2006. During that time period, he evaluated for us some of our products and applications, for the purpose of providing us with information on the use of our products by our physician customers and for use in developing new products or applications. In addition, during that time period, we paid Dr. Rigel $2,000 for each medical advisory group meeting that he chaired, plus expenses, for a total of $17,000 for the entire period. The medical advisory group is a group of independent physicians that, in addition to providing us with professional insights, helps us to gain maximum leverage from our marketing efforts. As physicians and businesspeople in the field, the committee members critically evaluate our technology, customer service and quality assurance. Our arrangement with Dr. Rigel was approved by shareholders at the 2003 Annual General Meeting of shareholders.

Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our officer holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from this registration statement to the extent that these liabilities are not covered by insurance. See “Exculpation, Insurance and Indemnification of Directors and Officers,” in Item 6C above.

As part of the Purchase Agreement in the 2006 recapitalization, our former officers and directors entered into new indemnification agreements and are entitled to the benefit of a run-off insurance policy for the coverage of certain liability in connection with actions or omissions. In addition, the directors immediately prior to the closing received certain options as part of their director compensation for 2005 and 2006, and the new directors after closing received certain options as part of their director compensation for 2006.

LUMENIS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Also see Item 6B “Compensation of Directors and Senior Management” above.

NOTE 19 — GEOGRAPHIC SEGMENTS

The Company evaluates its business on the basis of four separate geographic units, as follows: Americas, Europe, China/APAC and Japan. Those business units were identified as operating segments in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”.

	Year Ended December 31, 2006
	Americas	Europe	China/APAC	Japan	Consolidated
	(U.S. $ in thousands)

Net revenues	$127,874	$59,795	$39,484	$37,225	$264,378
Total long-lived assets	52,696	4,064	10,460	13,180	80,400
Depreciation expense	1,093	1,501	76	222	2,892

	Year Ended December 31, 2005
	Americas	Europe	China/APAC	Japan	Consolidated

Net revenues	$143,798	$60,268	$38,786	$42,586	$285,438
Total long-lived assets	57,588	5,262	10,891	13,552	87,293
Depreciation expense	1,300	1,927	41	172	3,440

	Year Ended December 31, 2004
	Americas	Europe	China/APAC	Japan	Consolidated

Net revenues	$127,334	$55,060	$38,802	$42,642	$263,838
Total long-lived assets	60,997	6,465	11,316	14,217	92,995
Depreciation expense	1,871	1,933	157	198	4,159

INDEX TO EXHIBITS

Exhibit	Description

1.1	Memorandum of Association, as amended July 26, 2001 (English translation)*B
1.2	Articles of Association, as amended and restated November 14, 2006 *J
4.1	1999 Share Option Plan *B *D
4.2	2000 Share Option Plan *B *D
4.3	Israel 2003 Share Option Plan *D *E
4.4	2007 Share Incentive Plan *J
4.5	Form of pre-2006 recapitalization Indemnification Agreement *B
4.6	Form of post-2006 recapitalization Indemnification Agreement *J
4.7	Lease Agreement dated March 18, 1998 between Skan Group Yokneam Ltd. and Lumenis (English Translation) with respect to the Yokneam, Israel facility *A
4.8	Lease Agreement dated September 5, 2006 between Aspen Real Estate Ltd. and Lumenis with respect to the Yokneam, Israel facility *J
4.9	Form of Executive Variable Compensation Plan letter *H, *M
4.10	Lease dated as of July 19, 2006 between Lumenis, Inc. and HDP Associates, LLC. with respect to the Santa Clara, California facility *J
4.11	Consulting Agreement dated as of June 30, 2003 between E&G Advisory Services Limited and Lumenis Inc.*G
4.12	Letter Agreement with Bank Hapoalim B.M dated June 17, 2003*G
4.13	Stock Pledge Agreement dated as of July 1, 2003 between Bank Hapoalim B.M. and Lumenis Ltd.*G
4.14	Stock Pledge Agreement dated as of July 1, 2003 between Bank Hapoalim B.M. and Lumenis Holdings Inc.*G
4.15	Cash Fee-Ltd. Stock Letter, dated as of November 19, 2003, between Lumenis Ltd. and Bank Hapoalim B.M. *H
4.16	Agreement between Lars Thomas Rydstrom, Reuben Leonard Berg, Sharplan Lasers (UK) Limited, Aculight (UK) Limited, Vanishing Point Limited, Lumenis (UK) Limited, and Lumenis Ltd. dated November 3, 2003*H
4.17	Asset Purchase Agreement, dated as of January 1, 2005, by and between Lumenis Inc. and Eclipse Medical, Ltd. (A portion of this exhibit has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.) *I
4.18	Lease Agreement dated as of April 25, 2006 between Lumenis and Century East Business Center, L.L.C. with respect to the Salt Lake City facility *J
4.19	Lease Agreement dated as of September 27, 2006 between Lumenis and Ascend Realty Investments LLC with respect to the Salt Lake City facility. *J
4.20	Purchase Agreement dated as of September 30, 2006 among Lumenis, Ofer Hi-Tech Investments, Ltd., LM Partners L.P. and LM (GP) L.P.*J
4.21	Restructuring Agreement dated as of September 29, 2006 among Lumenis and Bank Hapoalim B.M.*J
4.22	Amendment No. 1 to Restructuring Agreement dated as of December 5, 2006 among Lumenis and Bank Hapoalim B.M.*J
4.23	Registration Rights Agreement dated as of December 5, 2006 among Lumenis, Ofer Hi-Tech Investments, Ltd., LM Partners L.P. and Bank Hapoalim B.M.*J
4.24	Warrant No. 2 dated December 5, 2006 to purchase 11,658,273 ordinary shares issued to Ofer Hi-Tech Investments Ltd. on or before June 5, 2007.*J
4.25	Warrant No. 4 dated December 5, 2006 to purchase 7,083,333 ordinary shares issued to Ofer Hi-Tech Investments Ltd. on or before December 5, 2011.*J
4.26	Warrant No. 5 dated December 5, 2006 to purchase 8,000,000 ordinary shares issued to Bank Hapoalim B.M. on or before November 19, 2011.*J
4.27	Warrant No. 6 dated December 5, 2006 to purchase 1,411,300 ordinary shares issued to Bank Hapoalim B.M. on or before November 19, 2011.*J

Exhibit	Description

4.28	Warrant No. 7 dated December 5, 2006 to purchase 11,560,343 ordinary shares issued to LM Partners L.P. on or before June 5, 2007.*J
4.29	Warrant No. 8 dated December 5, 2006 to purchase 10,639,875 ordinary shares issued to LM Partners L.P. on or before December 5, 2011.*J
8	List of Subsidiaries *J
15.1	Consent of Independent Auditor*J

Note:	Parenthetical references following the Exhibit Number of a document relate to the exhibit number under which such exhibit was initially filed.

* A	Incorporated by reference to said document filed as an exhibit to Annual Report on Form 10-K for the fiscal year ended December 31, 1999, File #0-13012, filed on March 30, 2000.

* B	Incorporated by reference to said document filed as an Exhibit to Annual Report on Form 10-K for the fiscal year ended December 31, 2001, File #0-13012, filed on April 1, 2002.

* C	Incorporated by reference to said document filed as an Exhibit to Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 2002, File #0-13012, filed on November 19, 2002.

* D	Management contract or compensatory plan or arrangement.

* E	Incorporated by reference to said document filed as an Exhibit to Current Report on Form 8-K, File #0-13012, filed on February 12, 2003.

* F	Incorporated by reference to said document filed as an Exhibit to Annual Report on Form 10-K for the fiscal year ended December 31, 2002, File #0-13012, filed on March 28, 2003.

* G	Incorporated by reference to said document filed as an Exhibit to Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2002, File #0-13012, filed on August 19, 2002.

* H	Incorporated by reference to said document filed as an Exhibit to Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 2003, File #0-13012, filed on November 19, 2003.

* I	Incorporated by reference to said document filed as an Exhibit to Current Report on Form 8-K, File #0-13012, filed on January 20, 2005.

* J	Filed with original filing of Form 20-F.